FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of December 2003

BANCO ITAU HOLDING FINANCEIRA S.A. (Itau Bank Financial Holding S.A.) (Translation of Registrant’s Name Into English)

Praça Alfredo Egydio de Souza Aranha, 100 04344-902 Sao Paulo, SP, Brazil (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F |X| Form 40-F

Indicate by check mark whether the registrant by furnishing information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO ITAU HOLDING FINANCEIRA S.A. (Registrant)

Date: February 20th, 2004	By:	/s/ Alfredo Egydio Setubal

Name: Alfredo Egydio Setubal Title: Investor Relations Officer

	By:	/s/ Silvio Aparecido de Carvalho

Name: Silvio Aparecido de Carvalho Title: Chief Accounting Officer

Consolidated Financial Statements and Management Discussion & Analysis December 2003

Banco Itaú Holding Financeira S.A.

Consolidated Financial Statements

BANCO ITAÚ HOLDING FINANCEIRA S.A.

INFORMATION ON THE RESULTS FOR 2003
2003 was a year of achievements for Banco Itaú Holding Financeira (Itaú). We consolidated important strategic decisions which will contribute to our achievement of sustainable results in the future.

The stock restructuring which originated Banco Itaú Holding Financeira S.A., taking place in 2003, gives a greater structural flexibility and strengthens the scenario for the business units to work in a more independent and articulate manner being coordinated by Itaú. Itaú is also preparing to reach greater dimension and diversification of financial services.
The association with BBA Creditanstalt, whose operations incorporated those of Itaucorp, which is Banco Itaú’s division destined for major corporations, created Banco Itaú BBA, resulting in the largest wholesale market bank and incorporating BBA specializing services with Itaú’s capabilities related to customer service and financial transactions. The success of this association generated relevant results starting in 2003.
Our achievements reflect the valuable support and incentive from our customers and shareholders, and the dedicated efforts of our employees and suppliers.

See below the highlights of Itaú Holding for the year. The Complete Financial Statements will be issued tomorrow in the Itaú website (www.itau.com.br).

1.	Consolidated net income totaled R$ 3,152 million in 2003, with a return of 26.5%.

2.	Taxes and provisions for the year totaling R$ 2,891 million were collected and provisioned. Moreover, R$ 100,971 million were obtained from customers, collected and retained.

3.	Itaú Holding had 42,450 employees at the end of 2003. Salaries, together with charges and benefits totaled R$ 2,589 million, or R$ 61 thousand on average per employee for the year. Social benefits granted to employees and their families totaled R$ 483 million. The Bank’s investment in careers, training and development courses amounted to R$ 44 million.

4.	Consolidated stockholders’ equity of R$ 11,879 million increased by 31.5% in the year, while the net regulatory capital reached R$ 17,185 million. The market capitalization of Itaú reached R$ 30,453 million, the highest among the banks in Latin America, with an increase of 71.6% in the year.

5.	Preferred shares in Itaú increased in value by 67.3% in the year while common shares rose 61.9% in the year. The volume of interest on own capital distributed to the preferred stockholders rose to R$ 1,108 million, at R$ 9.72 per thousand shares.

6.	The efficiency index was 46.1%, a significant improvement as compared to the 50.0% registered in 2002. This reflects the effort of the entire organization to control costs and the increase in revenues.

7.	Consolidated assets totaled R$ 118,738 million, a 6.8% growth in 2003. The credit portfolio totaled R$ 44,581 million. The growth of 24.5% in the loan portfolio to small and medium companies should be emphasized.

8.	Total resources grew 18.3% in the year, totaling R$ 182,622 million. A highlight was the 36.9% growth of the investment funds.

9.	Total technical provisions related to insurance, pension and capitalization reached R$ 7,689 million, a 74.6% growth on 2002. The premiums earned and the pension and capitalization plans grew 15.5%.

10.	Itaú’s access to the international market was expanded with the opening, in June, of the London branch of Banco Itaú Europa and the launching of a trading desk in Buenos Aires (Itaú Buen Ayre). Itaú already maintained trading desks in New York (Itaú Securities), Lisbon (Banco Itaú Europa) and São Paulo (Banco Itaú), in a joint effort to provide services to customers interested in fixed-income transactions on the international capital market. Consolidated foreign investments of Itaú totaled US$ 2,274 million in December 2003, including non-financial activities.

Banco Itaú Holding Financeira S.A.	1

Consolidated Financial Statements

11.	In the social and cultural areas, the activities of Fundação Itaú Social and Instituto Itaú Cultural, which invested, in 2003, R$ 32 million in several projects are noteworthy. The programs of Fundação Itaú Social, developed with the view of strategic social investment, concentrate in the areas of public education and health and are provided by its resources which totaled R$ 302 million, including additional of R$ 50 million for its net equity. Prêmio Itaú-Unicef should be highlighted, among others, for the improvement of education and teachers’ training. The access to culture of a larger public has been guiding the Instituto Itaú Cultural activities. Several partnerships for radio and TV programs broadcasts for the spread of culture and debates of national themes on citizenship should be highlighted.

12.	The Itaú brand was elected for the second time in a row as the country’s most valuable, based on a study prepared by the British consulting company Interbrand, which assesses the importance and strength of the brand to generate future results for the company, taking into account its performance, its relationship with the market, and the capability of operating in highly-competitive environments. This study indicated a significant growth in our brand’s value, which rose from US$ 970 million in 2001 to the current US$ 1,093 million.

São Paulo, February 16, 2004

Olavo Egydio Setubal
Chairman of the Board

Banco Itaú Holding Financeira S.A.	2

Consolidated Financial Statements

MANAGEMENT REPORT - 2003
To our Stockholders:
We present our Management Report and financial statements of Banco Itaú Holding Financeira S.A. (Itaú) and its subsidiaries for the year of 2003, in accordance with the regulations established by the Central Bank of Brazil (BACEN) and the Brazilian Securities Commission (CVM).
The year of 2003 was marked by economic recovery and evolution in the structural reforms.

The decrease in inflation and the foreign exchange stability generated headroom for pronounced reductions in the interest rates as from the end of July. The primary surplus exceeded the target negotiated with the International Monetary Fund (IMF). The trade balance had a remarkable performance, with a record surplus 89% above the one obtained in 2002.

The recovery of the foreign investors’ trust reflected in the return of direct investment flow and in the increase of the renewal rate of the foreign loans. The country-risk decreased from 2,400 base points in September 2002 to 475 by the end of 2003, and the risk ratings agencies Fitch Atlantic Ratings and Standard & Poor’s increased their Brazil classifications.

There are clear signals that Brazil, still in 2004, will be able to make use of the positive results of the consistent policies adopted. The decrease in inflation indices and in interest rates tend to stimulate the recovery of economic activity.

Itaú has maintained its profitability of the past years, in different macro-economic scenarios, demonstrating that it is able to remain ahead of the impacts that result from the political situation and economic environment on the Brazilian financial system.
By acquiring banks with differentiated market positions, holders of expertise in financial transactions and more sophisticated segments, in the local and foreign market, Itaú diversified and expanded its portfolio of operations, becoming a leader in the segments of large corporations, private, and management of resources, in addition to its traditional leadership in the retail market.
This strategy was reinforced with the corporate restructuring completed in 2003, which resulted in the creation of Banco Itaú Holding Financeira S.A. This institution merged 100% of the shares of Banco Itaú S.A. without altering the shareholding of the current shareholders or managers.
Itaú maintains control over companies that exclusively perform their activities in the financial services area, and its main subsidiaries are Banco Itaú S.A., which performs its operations in the main segments of the market, and Banco Itaú-BBA S.A., specialized in rendering services to large companies. Both organizations have an expertise in their markets and their joint performance stresses the importance of the synergy achieved by them.

By the end of 2003, Itaú Holding presents a balance sheet characterized by strong capital, an important diversification of revenues, a strict management of costs and a conservative risk management policy.

Banco Itaú Holding Financeira S.A.	3

Consolidated Financial Statements

Main economic and financial indicators

	2003	2002 (1)	Growth %
Income - R$ million
Gross income from financial intermediation	9.361	7.250	29,1
Operating income	5.819	4.255	36,7
Consolidated recurring net income	3.717	3.080	20,7
Consolidated net income	3.152	2.377	32,6
Income per thousand shares - R$
Consolidated net income	27,66	21,36	29,5
Equity in the earnings	104,25	81,23	28,3
Interest on own capital	9,72	7,45	30,6
Price of share PN (2)	267,26	159,49	67,6
Price of share ON (2)	236,92	149,39	58,6
Total interest of own capital - R$ million	1.108	829	33,7
Market capitalization - R$ million (3)	30.453	17.743	71,6
Balance sheet - R$ million
Total assets	118.738	111.141	6,8
Total loans	44.581	45.414	(1,8)
Free, raised and managed own resources	182.622	154.362	18,3
Subordinated debt	4.814	5.707	(15,7)
Consolidated stockholders’ equity	11.879	9.036	31,5
Reference equity (4)	17.185	16.573	3,7
Financial indices (%)
Recurring profitability	31,3	34,1
Profitability	26,5	26,3
Return on assets	2,7	2,1
Solvency rate (Basel rate)	19,8	18,4
Efficiency rate	46,1	50,0
Investment in fixed assets rate	25,0	33,1
(1) The consolidation of Banco Itaú-BBA occurs solely on the balance sheet, without affecting income in 2002.
(2) Based on December average quotation.
(3) Calculated based on the average quotation of the preferred shares in December.
(4) Capital basis, calculated according to BACEN Resolution 2837/01, based on the economic and financial consolidated.
The consolidated income for the year of R$ 3,152 million has resulted a profitability of 26.5%, remaining in line with the income for the prior year. Itaú collected or accrued taxes and provisions for the year in the amount of R$ 2,891. Moreover, R$ 100,971 million was withheld, collected from and paid on behalf of customers.
Assets has reached the amount of R$ 118,738 million, a growth of 6.8% as compared to prior year. The assets of Banco Itaú and Banco Itaú-BBA totaled R$ 105,176 million and R$ 21,315 million, respectively, considering their interbank operations.

The stockholders’ equity of the Bank has increased consistently, totaling R$ 11,879 million in 2003, showing an increase of 31.5% in the year. The reference stockholders’ equity amounted to R$ 17,185 million.
Preferred shares of Itaú appreciated 67.3%, and the common shares 61.9% in 2003. The volume of interest on own capital distributed to preferred stockholders increased by R$ 1,108 million, in the proportion of R$ 9.72 per thousand shares. At the end of 2003, the market value of Itaú Holding was R$ 30,453 million (US$ 10,540 million), an increase of 71.6% in the year, which maintained Itaú Holding as the most valuable financial institution of the market in Latin America.
The efficiency of the service structure of Itaú and the continuous improvement of its products are backed by material investments in technology. Only in 2003, R$ 1,331 million was invested. The effort of the technology area teams is translated into 2.6 million hours dedicated to the improvement of our systems and the development of new products and services.

Itaú had 42,450 employees at the end of 2003. The fixed personnel remuneration added with charges and benefits, totaled R$ 2,589 million, or an average of R$ 61 thousand per employee per year. The social benefits granted to the employees and their dependents amounted to R$ 483 million. R$ 44 million was invested in training and development programs.

Banco Itaú Holding Financeira S.A.	4

Consolidated Financial Statements

For the second consecutive time, the analysis of Interbrand, a worldwide leader in trademark consulting, considered the Itaú brand as the most valuable one in the country, in the amount of US$ 1,093 million.
In the social and cultural areas, the activities of Fundação Itaú Social and Instituto Itaú Cultural, which invested, in 2003, R$ 32 million in several projects are noteworthy. The programs of Fundação Itaú Social, developed with the view of strategic social investment, concentrate in the areas of public education and health and are provided by its resources which totaled R$ 302 million, including additional of R$ 50 million for its net equity. Prêmio Itaú-Unicef should be highlighted, among others, for the improvement of education and teachers’ training. The access to culture of a larger public has been guiding the Instituto Itaú Cultural activities. Several partnerships for radio and TV programs broadcasts for the spread of culture and debates of national themes on citizenship should be highlighted.

The policy of Itaú, subsidiaries, parent company or members of the same economic group for the engagement of non-audit services from our current independent auditors is based on the principles, internationally accepted, that preserve the auditor’s independence. These principles consist of: (a) the auditor must not audit his own work, (b) the auditor should not perform managerial roles for his client and (c) the auditor must not promote the interest of his client.
During the period, PricewaterhouseCoopers Auditores Independentes did not provide to Itaú or its subsidiary companies any services unrelated to the external audit which had fees that exceeded 5% of total external audit costs.
We must emphasize that Itaú will continue taking the necessary measures to be ahead of the changes in policies and the market, to obtain sustained development, collaborating with the economic and social development of Brazil.

The Annual Report and the Management’s Discussion and Analysis Report of Itaú, with detailed information about the operations in the period, are available in Itaú’s website (www.itau.com.br).

Once more, we thank our stockholders and clients for their invaluable support and trust, and our employees for their dedication, energy and talent, which once more enabled the Bank to achieve outstanding results.

(Approved at the Meeting of the Board of Directors of February 16, 2004).

Banco Itaú Holding Financeira S.A.	5

Consolidated Financial Statements

BANCO ITAÚ HOLDING FINANCEIRA S.A.

BOARD OF DIRECTORS	ADVISORY COUNCIL
DANIEL MACHADO DE CAMPOS
Chairman	FERNANDO DE ALMEIDA NOBRE NETO
OLAVO EGYDIO SETUBAL	JOAQUIM FRANCISCO MONTEIRO DE CARVALHO
LÍCIO MEIRELLES FERREIRA
Vice-Chairmen	LUIZ EDUARDO CAMPELLO
ALFREDO EGYDIO ARRUDA VILLELA FILHO
JOSÉ CARLOS MORAES ABREU	OPTIONS COMMITTEE ITAÚ HOLDING
ROBERTO EGYDIO SETUBAL	Chairman
OLAVO EGYDIO SETUBAL
Members	Effective Members
ALCIDES LOPES TÁPIAS	CARLOS DA CÂMARA PESTANA
CARLOS DA CÂMARA PESTANA	JOSÉ CARLOS MORAES ABREU
FERNÃO CARLOS BOTELHO BRACHER	ROBERTO EGYDIO SETUBAL
HENRI PENCHAS	ROBERTO TEIXEIRA DA COSTA
JOSÉ VILARASAU SALAT
MARIA DE LOURDES EGYDIO VILLELA	INTERNAL CONTROLS COMMITTEE ITAÚ HOLDING
PERSIO ARIDA	Chairman
ROBERTO TEIXEIRA DA COSTA	CARLOS DA CÂMARA PESTANA
SERGIO SILVA DE FREITAS	Effective Members
ALCIDES LOPES TÁPIAS
EXECUTIVE BOARD	HENRI PENCHAS

Director and Chief Executive Officer	TRADING COMMITTEE
ROBERTO EGYDIO SETUBAL	ALFREDO EGYDIO SETUBAL ALCIDES LOPES TAPIAS
ALFREDO EGYDIO ARRUDA VILLELA FILHO
Senior Vice-Presidents	HENRI PENCHAS
HENRI PENCHAS	MARIA ELIZABETE VILAÇA LOPES
SERGIO SILVA DE FREITAS	ROBERTO TEIXEIRA DA COSTA

Executive Vice-Presidents	DISCLOSURE COMMITTEE
ALBERTO DIAS DE MATTOS BARRETTO ALFREDO EGYDIO SETUBAL	ALFREDO EGYDIO SETUBAL ALCIDES LOPES TAPIAS ALFREDO EGYDIO ARRUDA VILLELA FILHO
Legal Consultant LUCIANO DA SILVIO AMARO	ANTONIO JACINTO MATIAS HENRI PENCHAS MARIA ELIZABETE VILAÇA LOPES ROBERTO TEIXEIRA DA COSTA
Executive Directors
RODOLFO HENRIQUE FISCHER	FISCAL COUNCIL
SILVIO APARECIDO DE CARVALHO
Effective Members
INTERNACIONAL ADVISORY COMMITTEE	GUSTAVO JORGE LABOISSIERE LOYOLA
OLAVO EGYDIO SETUBAL	ALBERTO SOZIN FURUGUEM
ROBERTO EGYDIO SETUBAL	IRAN SIQUEIRA LIMA
ALBERTO DIAS DE MATTOS BARRETTO
ARTUR EDUARDO BROCHADO DOS SANTOS SILVA	Substitute Members
CARLOS DA CÂMARA PESTANA	JOSÉ MARCOS KONDER COMPARATO
DIETER RAMPL	JOSÉ ROBERTO BRANT DE CARVALHO
HENRI PENCHAS	WALTER DOS SANTOS
ISIDRO FAINÉ CASAS
JOSÉ CARLOS MORAES ABREU
MARIA DE LOURDES EGYDIO VILLELA
ROBERTO TEIXEIRA DA COSTA
SERGIO SILVA DE FREITAS
Accountant
JOSÉ MANUEL DA COSTA GOMES CPF: 053.697.558-25 CRC - 1SP219892/O-0

Banco Itaú Holding Financeira S.A.	6

Consolidated Financial Statements

BANCO ITAÚ S.A.
Diretor Presidente e Diretor Geral ROBERTO EGYDIO SETUBAL
Vice-Presidentes Seniores HENRI PENCHAS SERGIO SILVA DE FREITAS
Vice-Presidentes Executivos ALBERTO DIAS DE MATTOS BARRETTO ALFREDO EGYDIO SETUBAL ANTÔNIO JACINTO MATIAS MILTON LUÍS UBACH MONTEIRO RENATO ROBERTO CUOCO RODOLFO HENRIQUE FISCHER
Consultor Jurídico LUCIANO DA SILVA AMARO
Diretores Executivos
FERNANDO TADEU PEREZ
HÉLIO DE MENDONÇA LIMA
JOÃO JACÓ HAZARABEDIAN
OSVALDO DO NASCIMENTO
RONALD ANTON DE JONGH
RUY VILLELA MORAES ABREU
SÉRGIO RIBEIRO DA COSTA WERLANG
SILVIO APARECIDO DE CARVALHO

BANCO ITAÚ-BBA S.A.
Diretor Presidente FERNÃO CARLOS BOTELHO BRACHER
Diretores Vice-Presidentes ANTÔNIO CARLOS BARBOSA DE OLIVEIRA CANDIDO BOTELHO BRACHER EDUARDO MAZZILLI DE VASSIMON

ITAÚ SEGUROS S.A.
Diretor Presidente LUIZ DE CAMPOS SALLES
Diretores Vice-Presidentes Executivos OLAVO EGYDIO SETUBAL JÚNIOR MARCELO BLAY
Diretores Executivos CARLOS EDUARDO DE MORI LUPORINI CLÁUDIO CÉSAR SANCHES JOSÉ CARLOS MORAES ABREU FILHO

Banco Itaú Holding Financeira S.A.	7

Consolidated Financial Statements

BANCO ITAÚ HOLDING FINANCEIRA S.A.

CONSOLIDATED BALANCE SHEET
(In thousands of reais)

ASSETS	12/31/2003	12/31/2002 (Note 2a I)

CURRENT ASSETS	87,370,586	79,413,929
CASH AND CASH EQUIVALENTS	2,156,958	1,894,256
SHORT-TERM INTERBANK DEPOSITS (Notes 4a and 5)	20,517,475	16,832,810
Money market	10,118,075	10,008,602
Interbank deposits	10,399,400	6,824,208
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4b, 4c and 6)	17,838,845	13,950,161
Own portfolio	6,754,130	5,845,149
Subject to repurchase commitments	903,082	1,097,209
Pledged in guarantee	3,934,317	3,335,455
Deposited with the Central Bank	960,712	601,821
Derivative financial instruments	1,175,673	1,683,889
Funds quotas of PGBL/VGBL	4,110,931	1,386,638
INTERBANK ACCOUNTS	8,186,700	9,980,466
Pending settlement	17,857	13,389
Central Bank deposits	8,155,457	9,951,701
National Housing System	10,035	9,189
Correspondents	3,351	6,187
INTERBRANCH ACCOUNTS	12,398	20,662
LOAN, LEASING AND OTHER CREDIT OPERATIONS (Note 7)	23,271,394	22,646,470
Extension of credit (Note 4d)	25,297,628	24,545,871
(Allowance for loan losses) (Note 4e)	(2,026,234)	(1,899,401)
OTHER RECEIVABLES	14,766,894	13,461,224
Foreign exchange portfolio (Note 8)	7,525,531	6,429,565
Income receivable	667,131	456,417
Insurance premium receivable	569,926	468,575
Negotiation and intermediation of securities	128,593	294,670
Sundry (Note 11a)	5,875,713	5,811,997
OTHER ASSETS (Note 4f)	619,922	627,880
Other assets	402,993	447,599
(Valuation allowances)	(128,482)	(129,566)
Prepaid expenses	345,411	309,847
LONG-TERM RECEIVABLES	28,158,684	28,258,252
INTERBANK DEPOSITS (Notes 4a and 5)	262,617	138,729
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4b, 4c and 6)	11,580,961	11,238,223
Own portfolio	6,280,621	7,415,088
Subject to repurchase commitments	1,595,519	677,823
Pledged in guarantee	2,660,353	1,446,061
Deposited with the Central Bank	775,743	1,095,624
Derivative financial instruments	268,725	603,627
INTERBANK ACCOUNTS - National Housing System	267,251	258,437
LOAN, LEASING AND OTHER CREDIT OPERATIONS (Note 7)	12,224,230	12,600,660
Extension of credit (Note 4d)	13,360,963	13,873,404
(Allowance for loan losses) (Note 4e)	(1,136,733)	(1,272,744)
OTHER RECEIVABLES - Sundry (Note 11a)	3,302,039	3,607,376
OTHER ASSETS - Prepaid expenses (Note 4f)	521,586	414,827
PERMANENT ASSETS	3,208,592	3,469,254
INVESTMENTS (Note 4g and 14 b)	924,311	953,423
Investments in subsidiaries and affiliates	792,806	819,670
Domestic	112,381	169,942
Foreign	680,425	649,728
Other investments	243,445	187,141
(Allowance for losses)	(111,940)	(53,388)
FIXED ASSETS (Note 4h)	2,008,624	2,240,266
Property for own use	2,143,279	2,168,953
Other fixed assets	2,523,583	2,338,129
(Accumulated depreciation)	(2,658,238)	(2,266,816)
DEFERRED CHARGES (Note 4i)	275,657	275,565
Organization and expansion expenses	573,636	530,692
(Accumulated amortization)	(297,979)	(255,127)
TOTAL ASSETS	118,737,862	111,141,435

Banco Itaú Holding Financeira S.A.	8

Consolidated Financial Statements

BANCO ITAÚ HOLDING FINANCEIRA S.A.
CONSOLIDATED BALANCE SHEET

(In thousands of reais)

LIABILITIES AND STOCKHOLDERS’ EQUITY	12/31/2003	12/31/2002 (Note 2a I)

CURRENT LIABILITIES	81,291,154	74,845,220
DEPOSITS (Notes 4a and 9b)	35,289,508	37,033,443
Demand deposits	9,672,280	10,388,546
Savings deposits	17,667,397	17,841,310
Interbank deposits	1,193,577	480,081
Time deposits	6,756,254	8,323,506
DEPOSITS RECEIVED UNDER SECURITIES REPURCHASE AGREEMENTS (Notes 4a and 9c)	13,527,728	7,671,354
Own portfolio	5,434,867	4,371,327
Third-party portfolio	5,663,156	2,781,893
Free portfolio	2,429,705	518,134
FUNDS FROM ACCEPTANCE AND ISSUANCE OF SECURITIES (Notes 4a and 9d)	1,629,508	2,946,305
Mortgage notes	172,053	213,388
Debentures	-	74,588
Foreign borrowings in securities	1,457,455	2,658,329
INTERBANK ACCOUNTS	83,597	265,466
Pending settlements	88	55
Correspondents	83,509	265,411
INTERBRANCH ACCOUNTS	694,038	537,593
Third-party funds in transit	684,571	532,464
Internal transfer of funds	9,467	5,129
BORROWINGS AND ONLENDINGS (Notes 4a and 9e)	7,951,685	8,204,952
Domestic	318,533	241,861
Foreign	6,362,768	6,797,049
Local onlendings - Official institutions	1,240,925	1,166,042
Interbank onlendings	29,459	-
DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4c and 6e)	598,869	1,693,137
TECHNICAL PROVISIONS FOR INSURANCE, PENSION PLAN AND CAPITALIZATION (Notes 4j and 10a)	2,792,823	502,302
OTHER LIABILITIES	18,723,398	15,990,668
Collection and payment of taxes and contributions	144,361	318,172
Foreign exchange portfolio (Note 8)	7,785,305	6,708,693
Social and statutory	924,607	798,692
Tax and social security contributions (Note 13c I)	2,941,966	2,173,608
Negotiation and intermediation of securities	337,787	243,168
Credit card operation	2,523,612	2,033,221
Securitization of foreign payment orders (Note 9f)	198,423	10,054
Subordinated debts (Note 9g)	76,821	84,170
Sundry (Note 11b)	3,964,153	3,620,890
LONG-TERM LIABILITIES	24,367,193	26,155,162
DEPOSITS (Notes 4a and 9b)	1,408,172	1,963,550
Interbank deposits	14,672	59,117
Time deposits	1,393,500	1,904,433
DEPOSITS RECEIVED UNDER SECURITIES REPURCHASE AGREEMENTS - Own portfolio (Notes 4a and 9c)	3,404,481	4,204,397
FUNDS FROM ACCEPTANCE AND ISSUANCE OF SECURITIES (Notes 4a and 9d)	2,129,119	1,608,598
Debentures	562,111	175,328
Foreign borrowings in securities	1,567,008	1,433,270
BORROWINGS AND ONLENDINGS (Notes 4a and 9e)	5,016,481	6,395,994
Domestic	53,278	89,446
Foreign	1,745,655	2,888,935
Local onlendings - Official institutions	3,217,548	3,386,269
Interbank onlendings	-	31,344
DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4c and 6e)	155,832	265,503
TECHNICAL PROVISIONS FOR INSURANCE, PENSION PLAN AND CAPITALIZATION (Notes 4j and 10a)	4,896,294	3,900,564
OTHER LIABILITIES	7,356,814	7,816,556
Tax and social security contributions (Note 13c I)	667,933	510,882
Negotiation and intermediation of securities	1,977	35,343
Securitization of foreign payment orders (Note 9f)	1,776,517	1,413,320
Subordinated debts (Note 9g)	4,736,750	5,622,754
Sundry (Note 11b)	-	234,257
DEFERRED INCOME	110,447	65,944
MINORITY INTEREST IN SUBSIDIARIES	1,089,860	1,038,699
STOCKHOLDERS’ EQUITY (Note 15)	11,879,208	9,036,410
Capital	4,780,000	4,260,500
Domestic	3,795,351	3,448,475
Foreign	984,649	812,025
Capital reserves	4,766,223	167,484
Retained earnings	2,168,005	4,838,375
Adjustment to market value - securities and derivatives (Notes 4b, 4c, and 6c )	557,215	31,956
(Treasury shares)	(392,235)	(261,905)
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	118,737,862	111,141,435

The accompanying notes are an integral part of these financial statements.

Banco Itaú Holding Financeira S.A.	9

Consolidated Financial Statements

BANCO ITAÚ HOLDING FINANCEIRA S.A.

Consolidated Statement of Income

(In thousands of Reais)

	01/01 to 12/31/2003 (Note 2a II)		01/01 to 12/31/2002 (Note 2a I)
	With BBA and FIAT	Without BBA and FIAT

INCOME FROM FINANCIAL OPERATIONS	14,495,764	13,365,455	24,446,997
Loans	7,176,278	6,148,648	12,382,843
Leases	245,714	218,211	332,486
Securities	4,922,567	4,945,897	10,462,318
Insurance, pension plan and capitalization	1,156,477	1,156,477	578,063
Foreign exchange operations	68,166	27,568	262,157
Compulsory deposits	926,562	868,654	429,130
EXPENSES FROM FINANCIAL OPERATIONS	(3,497,525)	(4,026,703)	(14,935,735)
Money market	(4,416,516)	(4,180,639)	(10,823,897)
Technical provision for pension plan and capitalization	(703,204)	(703,204)	(337,368)
Borrowings and onlendings	1,622,195	857,140	(3,774,470)
RESULT OF FINANCIAL INTERMEDIATION BEFORE LOAN LOSSES	10,998,239	9,338,752	9,511,262
RESULT OF LOAN LOSSES (Note 7f I)	(1,637,682)	(1,224,861)	(2,260,870)
Expense with allowance for loan losses	(2,207,022)	(1,745,079)	(2,565,830)
Income from recovery of credits written off as loss	569,340	520,218	304,960
GROSS FINANCIAL INTERMEDIATION	9,360,557	8,113,891	7,250,392
OTHER OPERATING INCOME (EXPENSES)	(3,541,277)	(2,659,559)	(2,994,954)
Banking service fees (Note 11c)	5,121,169	4,952,991	4,466,449
Result of operations with insurance, pension plan and capitalization (Note 10c)	747,245	747,245	649,909
Personnel expenses (Note 11d)	(3,174,198)	(3,006,646)	(3,204,412)
Other administrative expenses (Note 11e)	(4,626,019)	(4,315,582)	(4,039,875)
Tax expenses (Notes 4k and 13a II)	(1,118,240)	(1,014,543)	(885,906)
Income from interest in associated and subsidiary companies (Note 14c)	24,508	442,407	477,114
Other operating income (Note 11f)	281,664	228,806	484,379
Other operating expenses (Note 11g)	(797,406)	(694,237)	(942,612)
OPERATING INCOME	5,819,280	5,454,332	4,255,438
NON-OPERATING INCOME	(211,163)	(177,329)	(57,419)
INCOME BEFORE TAXATION NET INCOME AND PROFIT SHARING	5,608,117	5,277,003	4,198,019
INCOME TAX AND SOCIAL CONTRIBUTION (Notes 4k and 13a I)	(1,586,693)	(1,338,536)	(546,404)
Due on operations for the period	(1,619,376)	(1,340,930)	(1,164,095)
Temporary additions to offset	32,683	2,394	617,691
EXTRAORDINARY RESULT (Note 12)	(565,090)	(561,845)	(703,009)
PROFIT SHARING	(295,300)	(225,821)	(179,439)
Employees - Law 10,101 of 12/19/2000 (Note 22h)	(219,190)	(180,886)	(149,551)
Officers - Statutory - Law 6,404 of 12/15/1976	(76,110)	(44,935)	(29,888)
MINORITY INTEREST IN SUBSIDIARIES	(9,214)	1,019	(392,444)
NET INCOME	3,151,820	3,151,820	2,376,723

NUMBER OF OUTSTANDING SHARES PER THOUSAND (Note 15b)	113,943,830	113,943,830	111,247,037
NET INCOME PER THOUSAND SHARES - R$	27.66	27.66	21.36
STOCKHOLDERS' EQUITY PER THOUSAND SHARES - R$	104.25	104.25	81.23

Banco Itaú Holding Financeira S.A.	10

Consolidated Financial Statements

BANCO ITAÚ HOLDING FINANCEIRA S.A.
Consolidated Statement of Changes in Financial Position
(In thousands of Reais)

	01/01 to 12/31/2003	01/01 to 12/31/2002 (Note 2 a I)

A - FINANCIAL RESOURCES WERE PROVIDED BY	17,943,529	33,451,904
ADJUSTED NET INCOME	4,560,409	4,125,826
Net income	3,151,820	2,376,723
Adjusted net income:	1,408,589	1,749,103
Depreciation and amortization	593,657	551,971
Income from participation in subsidiary and associated companies	(24,508)	(477,114)
Exchange variation of permanent and non-operating assets	11,020	74,685
Provision for losses	36,977	30,420
Extraordinary result in subsidiaries:	791,443	1,344,123
Goodwill amortization	626,323	1,344,123
Additional depreciation	165,120	-
STOCKHOLDERS’ RESOURCES:	559,988	90,485
- Subscription of shares	522,220	57,050
- Stock options granted	37,768	33,435
THIRD PARTIES’ RESOURCES ARISING FROM:	12,771,971	28,806,786
- Increase in liabilities:	10,637,943	28,354,308
Deposits	-	10,666,153
Money market	5,056,458	-
Funds from acceptances and issuances of securities	-	1,649,193
Borrowings and onlendings	-	5,429,635
Derivative financial instruments	-	1,958,640
Other liabilities	2,295,234	7,471,507
Technical provisions for insurance, pension plan and capitalization	3,286,251	1,179,180
- Decrease in assets:
Interbank and interbranch relations	1,767,792	-
- Changes in deferred income	44,503	27,339
- Disposal of assets and investments:	315,986	407,699
Non-operating assets	277,812	170,681
Fixed assets	22,350	224,933
Investments	15,824	12,085
- Deferred write-offs	5,747	17,440
CHANGES IN MINORITY INTERESTS	51,161	428,807
B - FINANCIAL RESOURCES WERE USED FOR	17,680,827	33,453,408
DIVIDENDS PROPOSED AND PAID	1,107,949	828,579
PURCHASE OF OWN SHARES	285,617	222,758
PRIOR YEAR ADJUSTMENTS TO SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS - BACEN CIRC. 3.068/01 and 3.082/02	-	(24,022)
INVESTMENTS IN:	689,984	1,009,973
- Non-operating assets	180,066	166,475
- Fixed assets	462,654	636,680
- Investments	47,264	206,818
DEFERRED CHARGES	752,017	1,530,368
- Goodwill in the acquisition of investments	591,953	1,368,512
- Other	160,064	161,856
INCREASE IN ASSETS:	8,912,952	29,237,573
- Short-term interbank deposits	3,808,553	6,901,523
- Securities and derivative financial instruments	3,437,372	5,806,778
- Interbank and interbranch accounts	-	4,907,590
- Loan, leasing operations and other credits	248,494	10,924,631
- Other receivables	1,270,310	398,892
- Other assets	148,223	298,159
DECREASE IN LIABILITIES:	5,932,308	648,179
- Deposits	2,299,313	-
- Open market	-	648,179
- Funds from acceptances and issuances of securities	796,276	-
- Borrowings and onlendings	1,632,780	-
- Derivative financial instruments	1,203,939	-
INCREASE (DECREASE) IN AVAILABLE FUNDS (A - B)	262,702	(1,504)

CHANGES IN FINANCIAL POSITION:

Cash and cash equivalents:
- At the beginning of the year	1,894,256	1,895,760
- At the end of the year	2,156,958	1,894,256
- Increase or decrease	262,702	(1,504)

Banco Itaú Holding Financeira S.A.	11

Consolidated Financial Statements

BANCO ITAÚ HOLDING FINANCEIRA S.A. (Note 2a I)
BALANCE SHEET
(In thousands of reais)

ASSETS	12/31/2003

CURRENT ASSETS	643,217
CASH AND CASH EQUIVALENTS	13
SHORT-TERM INTERBANK DEPOSITS - Money market	1,773
OTHER RECEIVABLES	641,431
Income receivable (Note 14a)	627,152
Sundry	14,279
LONG-TERM RECEIVABLES
INTERBANK DEPOSITS	23,400
PERMANENT ASSETS
INVESTMENTS - Investments in local subsidiaries (Note 14a)	11,810,271
TOTAL ASSETS	12,476,888

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES	868,333
SHORT-TERM INTERBANK DEPOSITS	152,342
OTHER LIABILITIES	715,991
Social and statutory (Note 15c II )	680,694
Tax and social security contributions	34,327
Sundry	970
STOCKHOLDERS’ EQUITY (Note 15)	11,608,555
Capital	4,780,000
Domestic	3,795,351
Foreign	984,649
Capital reserves	5,648,619
Retained earnings	1,014,956
Adjustment to market value - securities and derivatives	557,215
(Treasury shares)	(392,235)
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	12,476,888

Banco Itaú Holding Financeira S.A.	12

Consolidated Financial Statements

BANCO ITAÚ HOLDING FINANCEIRA S.A. (Note 2a I)
STATEMENT OF INCOME
(In thousands of Reais)

	2nd Half 2003	01/01 to 12/31/2003

INCOME FROM FINANCIAL OPERATIONS
Securities	3,620	6,157
EXPENSES FROM FINANCIAL OPERATIONS
Money market	(2,342)	(3,198)
GROSS FINANCIAL INTERMEDIATION	1,278	2,959
OTHER OPERATING INCOME (EXPENSES)	357,985	2,039,645
Personnel expenses	(2,418)	(3,785)
Other administrative expenses	(1,991)	(2,660)
Tax expenses (Note 13a II)	(45,106)	(46,423)
Income from interest in subsidiaries (Note 14a)	407,489	2,092,506
Other operating (expenses) income	11	7
INCOME BEFORE TAXATION NET INCOME AND PROFIT SHARING	359,263	2,042,604
INCOME TAX AND SOCIAL CONTRIBUTION
Due on operations for the period	(7,733)	(7,680)
Temporary additions to offset	(1,916)	369
PROFIT SHARING - Officers - Law 6404 of 12/15/1976	(801)	(2,316)
NET INCOME	348,813	2,032,977

NUMBER OF OUTSTANDING SHARES PER THOUSAND (Note 15b)		113,943,830
NET INCOME PER THOUSAND SHARES - R$		17.84
STOCKHOLDERS’ EQUITY PER THOUSAND SHARES - R$		101.88

Banco Itaú Holding Financeira S.A.	13

Consolidated Financial Statements

BANCO ITAÚ HOLDING FINANCEIRA S.A. (Note 2a I)
STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (Note 15)

(In thousands of Reais)

	Capital	Capital Reserves	Income Reserves

BALANCES AT 07/01/2003	4,780,000	5,648,619	1,295,319
Purchase of treasury shares	-	-	-
Assignment of stock options - Options exercised	-	-	-
Change of adjustment to market value	-	-	-
Net income	-	-	-
Legal reserve	-	-	17,441
Interest on own capital	-	-	(297,804)
BALANCES AT 12/31/2003	4,780,000	5,648,619	1,014,956

CHANGES IN THE PERIOD	-	-	(280,363)

BALANCES AT 01/01/2003	15,263	-	-
Merger of Itaubanco shares - ESM 11/21/2002	4,245,237	5,764,586	-
Merger of Itaubanco shares - Board meeting 03/24/2003 and ESM 4/9/2003
Capital increase	519,500	2,720	-
Interest on own capital	-	-	-
Treasury shares	-	(118,687)	-
Purchase of treasury shares	-	-	-
Cancellation of treasury shares - GSM - 4/30/2003	-	(118,687)	-
Assignment of stock options - Options exercised	-	-	-
Change of adjustment to market value	-	-	-
Reversal of the provision of interest on own capital - 2002	-	-	-
Net income	-	-	-

Appropriations:
Legal reserve	-	-	101,649
Statutory reserves	-	-	913,307
Interest on own capital	-	-	-
BALANCES AT 12/31/2003	4,780,000	5,648,619	1,014,956

CHANGES IN THE YEAR	4,764,737	5,648,619	1,014,956

	Adjustment to market value of securities and derivatives	Retained Earnings	(Treasury Shares)

BALANCES AT 07/01/2003	337,828	-	(248,065)
Purchase of treasury shares	-	-	(164,481)
Assignment of stock options - Options exercised	-	-	20,311
Change of adjustment to market value	219,387	-	-
Net income	-	348,813	-
Legal reserve	-	(17,441)	-
Interest on own capital	-	(331,372)	-
BALANCES AT 12/31/2003	557,215	-	(392,235)

CHANGES IN THE PERIOD	219,387	-	(144,170)

BALANCES AT 01/01/2003	506	(1,239)	-
Merger of Itaubanco shares - ESM 11/21/2002	104,382	91,003	(263,073)
Merger of Itaubanco shares - Board meeting 03/24/2003 and ESM 4/9/2003
Capital increase	-	-
Interest on own capital	-	(8,199)	-
Treasury shares	-	-	(166,930)
Purchase of treasury shares	-	-	(285,617)
Cancellation of treasury shares - GSM - 4/30/2003	-	-	118,687
Assignment of stock options - Options exercised	-	-	37,768
Change of adjustment to market value	452,327	-	-
Reversal of the provision of interest on own capital - 2002	-	164	-
Net income	-	2,032,977	-
Appropriations:
Legal reserve	-	(101,649)	-
Statutory reserves	-	(913,307)	-
Interest on own capital	-	(1,099,750)	-
BALANCES AT 12/31/2003	557,215	-	(392,235)

CHANGES IN THE YEAR	556,709	1,239	(392,235)

Total

BALANCES AT 07/01/2003	11,813,701
Purchase of treasury shares	(164,481)
Assignment of stock options - Options exercised	20,311
Change of adjustment to market value	219,387
Net income	348,813
Legal reserve	-
Interest on own capital	(629,176)
BALANCES AT 12/31/2003	11,608,555

CHANGES IN THE PERIOD	(205,146)

BALANCES AT 01/01/2003	14,530
Merger of Itaubanco shares - ESM 11/21/2002	9,942,135
Merger of Itaubanco shares - Board meeting 03/24/2003 and ESM 4/9/2003
Capital increase	522,220
Interest on own capital	(8,199)
Treasury shares	(285,617)
Purchase of treasury shares	(285,617)
Cancellation of treasury shares - GSM - 4/30/2003	-
Assignment of stock options - Options exercised	37,768
Change of adjustment to market value	452,327
Reversal of the provision of interest on own capital - 2002	164
Net income	2,032,977
Appropriations:
Legal reserve	-
Statutory reserves	-
Interest on own capital	(1,099,750)
BALANCES AT 12/31/2003	11,608,555

CHANGES IN THE YEAR	11,594,025

Banco Itaú Holding Financeira S.A.	14

Consolidated Financial Statements

BANCO ITAÚ HOLDING FINANCEIRA S.A. (Note 2a I)

STATEMENT OF CHANGES IN FINANCIAL POSITION

(In thousands of Reais)

2nd Half 2003

A - FINANCIAL RESOURCES WERE PROVIDED BY	1,109,319
STOCKHOLDERS’ RESOURCES:	20,311
- Purchase of Itaú shares	-
- Stock options granted	20,311
THIRD PARTIES’ RESOURCES ARISING FROM:	481,704
- Increase in liabilities:	457,967
Deposits	152,342
Other liabilities	305,625
- Decrease in assets:	23,737
Short-term interbank deposits	23,737
Securities	-
INTEREST ON OWN CAPITAL RECEIVED FROM SUBSIDIARIES	607,304
B - FINANCIAL RESOURCES WERE USED FOR	1,109,343
ADJUSTED NET LOSS	58,676
- Net (income) loss	(348,813)
- Adjustments to net (income) loss: Income from equity in affiliated and subsidiary companies	407,489
DIVIDENDS PROPOSED AND PAID	629,176
PURCHASE OF OWN SHARES	164,481
INVESTMENTS IN:	20,311
- Purchase of Itaú shares	-
- Stock options granted	20,311
INCREASE IN ASSETS	236,699
- Short-term interbank deposits	-
- Other receivables	236,699
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS (A - B)	(24)
CHANGES IN FINANCIAL POSITION:

Cash and cash equivalents:
At the beginning of the year	37
At the end of the year	13
Increase or decrease	(24)

01/01 to 12/31/2003

A - FINANCIAL RESOURCES WERE PROVIDED BY	12,621,337
STOCKHOLDERS’ RESOURCES:	10,502,123
- Purchase of Itaú shares	10,464,355
- Stock options granted	37,768
THIRD PARTIES’ RESOURCES ARISING FROM:	868,153
- Increase in liabilities:	866,024
Deposits	150,095
Other liabilities	715,929
- Decrease in assets:	2,129
Short-term interbank deposits	-
Securities	2,129
INTEREST ON OWN CAPITAL RECEIVED FROM SUBSIDIARIES	1,251,061
B - FINANCIAL RESOURCES WERE USED FOR	12,621,327
ADJUSTED NET LOSS	59,529
- Net (income) loss	(2,032,977)
- Adjustments to net (income) loss: Income from equity in affiliated and subsidiary companies	2,092,506
DIVIDENDS PROPOSED AND PAID	1,107,949
PURCHASE OF OWN SHARES	285,617
INVESTMENTS IN:	10,502,123
- Purchase of Itaú shares	10,464,355
- Stock options granted	37,768
INCREASE IN ASSETS	666,109
- Short-term interbank deposits	25,173
- Other receivables	640,936
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS (A - B)	10
CHANGES IN FINANCIAL POSITION:

Cash and cash equivalents:
At the beginning of the year	3
At the end of the year	13
Increase or decrease	10

Banco Itaú Holding Financeira S.A.	15

Consolidated Financial Statements

BANCO ITAÚ HOLDING FINANCEIRA S.A.

NOTES TO THE FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2003 AND 2002

(In Thousands of Reais)

NOTE 1 - OPERATIONS
Banco Itaú Holding Financeira S.A. (ITAÚ HOLDING) is a publicly listed company which, together with its subsidiary and affiliated companies, operates in Brazil and abroad, with all types of banking activities, through its commercial, investment, consumer credit and mortgage loan, finance credit, and lease portfolios, including foreign exchange operations, and other complementing activities, with highlight to Insurance, Private Pension Plans, Capitalization, Administration of Credit Cards and Administration of Consortia and Securities Brokerage.
On February 27, 2003, the Central Bank of Brazil approved the corporate reorganization by which the companies and the different business areas are now under the corporate control of ITAÚ HOLDING, which absorbed the entire capital stock of Banco Itaú S.A. (ITAÚ), which therefore became its wholly-owned subsidiary.
On October 20, 2003, the Bank signed with AGF Brasil Seguros S.A. and AGF do Brasil Participações Ltda. an agreement to purchase Banco AGF S.A. , AGF Vida e Previdência S.A. and the group life portfolio of AGF Brasil Seguros S.A., for R$ 242,799. On December 31, 2003, the process for approval of the purchase of Banco AGF S.A.(approved on February 5, 2003) was in progress in the Central Bank of Brazil, and the purchases of AGF Vida e Previdência S.A. and of the group life portfolio were concluded, only pending financial settlement. These purchases amounted to R$ 119,799, with a goodwill of R$ 52,644, which was fully amortized in the consolidated financial statements.
On December 31, 2003, the balances of the main accounts of AGF Vida e Previdência S.A. and of the group life portfolio were represented by Securities - R$ 669,138 and Insurance Technical Provisions - R$ 608,422.

These purchases should not significantly change the result for the next year.

NOTE 2 - PRESENTATION OF THE FINANCIAL STATEMENTS

a) Presentation of the Financial Statements

The financial statements of ITAÚ HOLDING and the consolidated financial statements (ITAÚ HOLDING CONSOLIDATED) have been prepared in accordance with accounting practices derived from the Brazilian Corporate Law and instructions issued by the Central Bank of Brazil (BACEN), the Brazilian Securities Commission (CVM) and the Superintendence of Private Insurance (SUSEP), which include the use of estimates necessary to calculate accounting provisions.

I-	Due to the corporate reorganization (Note 1):
	-	for comparison purposes, the Consolidated Financial Statements of ITAÚ and Subsidiary Companies for the 2002 are being presented.
	-	the financial statements of ITAÚ HOLDING (unconsolidated) are not being presented comparatively, as determined by Item I of article 9, of BACEN Circular 3017/00.

Banco Itaú Holding Financeira S.A.	16

Consolidated Financial Statements

II-	Considering the acquisition on 12/31/2002 of Banco BBA Creditanstalt S.A. and subsidiaries (BBA), the current Banco Itaú-BBA S.A., and Banco FIAT S.A. and subsidiary company (FIAT) on 3/26/2003:

	-	in the Statement of income and related Notes to the Financial Statements is presented information on ITAÚ HOLDING CONSOLIDATED, including information on BBA and FIAT (“With BBA and FIAT”) and without this information (“Without BBA and FIAT”), which are comparable with the amounts of 2002, including the recurring result of BBA and FIAT recorded in “Equity in the earnings of affiliated and subsidiary companies”, therefore, without consolidating all its income and expenses.

	-	the Statement of Income for the year includes information on FIAT, from the date of its acquisition (3/26/2003) and the full amortization of goodwill is recorded in Extraordinary Result.

III-	As determined by the sole paragraph of article 7 of BACEN Circular 3068/02, marketable securities classified as trading securities (Note 4b) are presented, in the Balance Sheet, in Current Assets, irrespective of their maturity dates.

IV-	Leasing operations are presented at present value in the Balance Sheet, and their related income and expenses are presented and grouped in one account of the Statement of Income, representing the financial income of these operations.

b) Consolidation

Intercompany transactions and balances and results have been eliminated on consolidation. The effects of the Foreign Exchange Variation on foreign investments are classified in the Statement of Income accounts, according to the nature of the corresponding equity accounts.

The difference in Net Income and Stockholders’ Equity between ITAÚ HOLDING and ITAÚ HOLDING CONSOLIDATED results from the elimination of unrealized profits arising from consolidated intercompany transactions, which related taxes have been deferred, and from the adoption of different criteria on the amortization of goodwill originated from the acquisition of investments and recognition of tax credits:

I-	In ITAÚ HOLDING, goodwill recorded in subsidiaries, mainly originated from the acquisitions of BBA, AGF Vida e Previdência S.A. and part of the shares of BPI S.A. is being amortized based on the expected future profitability (10 years) or the realization of investments in order to: a) avoid unnecessary decrease in its Stockholders’ Equity for operating limits computation purposes; b) avoid unnecessary capital increase; and c) obtain better compliance with market accounting practices.

In ITAÚ HOLDING CONSOLIDATED, this goodwill is fully amortized in the years when these acquisitions occurred in order to: a) permit better comparability with previous periods’ consolidated financial statements; and b) permit measuring Net Income and Stockholders’ Equity based on conservative criteria.

II-
In BANESTADO, tax credits are recorded at amounts considered sufficient to their expected future earnings. In ITAÚ HOLDING CONSOLIDATED, because it is a context with more extension and synergy, factors that are favorable to the maximization of results, these tax credits are fully recognized.

Banco Itaú Holding Financeira S.A.	17

Consolidated Financial Statements

The consolidated financial statements include ITAÚ HOLDING and its direct and indirect subsidiaries, highlighting:

		Participation %

		12/31/2003	12/31/2002

FINANCIAL ACTIVITY AND FINANCIAL OPERATIONS
Banco Itaú S.A.	(1)	100.00	-
Banco Itaú-BBA S.A.		95.75	95.75
Banco Banerj S.A.		99.99	99.99
Banco Banestado S.A.	(2)	99.99	97.40
Banco Bemge S.A.	(2)	99.99	99.85
Banco BEG S.A.	(2)	99.99	89.43
Banco Fiat S.A.	(3)	99.99	-
Banco Itaú Buen Ayre S.A.		99.99	100.00
Banco Itaú Europa Luxembourg S.A.	(4)	19.52	19.52
Banco Itaú Europa, S.A.	(4)	19.53	19.53
Cia. Itauleasing de Arrendamento Mercantil		99.99	99.99
Itau Bank, Ltd.		100.00	100.00
Itaú Corretora de Valores S.A.		99.99	99.99
INSURANCE, PENSION PLAN AND CAPITALIZATION ACTIVITIES
Itaú Seguros S.A. e Controladas		100.00	100.00
Itaú Previdência e Seguros S.A.		99.95	99.99
Itaú Capitalização S.A.		99.99	99.99
AGF Vida e Previdência S.A.	(5)	99.95	-
CREDIT CARD ADMINISTRATION ACTIVITIES
Itaucard Financeira S.A. Crédito, Financiamento e Investimento		99.99	99.99
Credicard S.A. Administradora de Cartões de Crédito e Controladas	(6)	33.33	33.33
Redecard S.A.	(6)	31.94	31.94
CONSORTIA GROUPS ADMINISTRATION ACTIVITIES
Fiat Administradora de Consórcio Ltda.	(3)	99.99	-
Itaú Administradora de Consórcio Ltda.		99.99	99.99
NON-FINANCIAL INSTITUTIONS
Akbar - Marketing e Serviços, LDA e Controladas		95.75	95.75
Afinco Americas Madeira, SGPS, Sociedade Unipessoal, Limitada		100.00	100.00
Itaúsa Export S.A.	(4)	22.23	22.23
Serasa - Centralização de Serviços dos Bancos S.A.	(6)	32.54	32.54

(1) Wholly-owned subsidiary as from 02/28/2003, according to Note 1.
(2) Note 17.
(3) Investments purchased on 03/26/2003.
(4) Affiliated companies included in consolidation with the due authorization from CVM, for a better presentation of the economic unit. Controlled by Itaúsa - Investments Itaú S.A. (ITAÚSA).
(5) Investment acquired by Itaú Previdência e Seguros S.A. on 12/30/2003.
(6) Investments with shared control, proportionally included in consolidation.

Banco Itaú Holding Financeira S.A.	18

Consolidated Financial Statements

NOTE 3 - RISK BASED CAPITAL AND FIXED ASSET RATIO
The main indicators at December 31, 2003, obtained from the non-consolidated financial statements (the initial basis for determination of the financial system consolidated amounts and economic-financial consolidated amounts), are as follows:

	Financial System Consolidated (1)	Economic-Financial Consolidated (2)

Referential equity (3)	17,317,462	17,184,934
Basel ratio	21.6%	19.8%
Tier I	15.3%	14.0%
Tier II	6.3%	5.8%
Fixed asset ratio (4)	46.7%	25.0%
Excess capital in relation to fixed assets	570,727	4,278,773

(1)	Consolidated financial statements including only financial companies.

(2)
Consolidated financial statements comprising all subsidiary companies , including insurance, pension and capitalization companies and those in which control is based on the sum of ownership interests by an institution with those of its managers, owners and related companies, regardless of the percentage, as well as those directly or indirectly acquired, through investment funds.

(3)	BACEN, through Resolution 2802/2000, later substituted by Resolution 2837/2001, determined the Referential Equity (PR) for purposes of calculating operational limits, as being the sum of both Tier I and Tier II levels, following the International experience, each of them comprising items from stockholders’ equity, as well as subordinated debts and hybrid capital and debt.

(4)	The difference between the fixed asset ratio of the financial system consolidated and the economic-financial consolidated arises from the inclusion of non-financial subsidiary companies, which provide high liquidity and low level of fixed asset ratio, with consequent decrease in fixed asset ratio of the economic-financial consolidated and enable, when necessary, the distribution of resources to the financial companies.

Banco Itaú Holding Financeira S.A.	19

Consolidated Financial Statements

Management considers the current Basel ratio (19.8%, based on economic-financial consolidated) to be adequate, considering that:

a)	It is higher than the minimum required by authorities (11.0%).

b)	The ratio increases to 20.1% when all of the tax credits of Banco Banestado S.A. (BANESTADO) are recorded in the financial statement basis (ITAÚ HOLDING) used to establish limits.

c)	Considering item (b) above and other realization asset amounts (Note 18), the amount of provisions exceeding the minimum required and the tax credits not recorded, the ratio would increase to 23.2%.

The adjusted referential equity used to calculate the ratios at December 31, 2003 is as follows:

	Financial System Consolidated	Economic-Financial Consolidated

ITAÚ HOLDING stockholders’ equity (individual)	11,608,555	11,608,555
Minority interest not eliminated in the consolidation	1,202,683	1,073,616
Unrealized profits of operations with subsidiaries	(20,108)	(23,569)
Consolidated stockholders’ equity (BACEN)	12,791,130	12,658,602
Subordinated debt	4,526,332	4,526,332
Referential equity	17,317,462	17,184,934
Adjustments:
Swap operations risk	(428,810)	(428,810)
Foreign exchange risk	(875,005)	(875,005)
Interest rate risk	(203,663)	(203,224)
Other	(274,644)	(274,644)
Adjusted referential equity	15,535,340	15,403,251

Banco Itaú Holding Financeira S.A.	20

Consolidated Financial Statements

The effects resulting from the changes during the period, due to changes in the legislation or variation in the balances are shown below:

Evolution of the Risk Based Capital ratio

	Financial System Consolidated			Economic-Financial Consolidated

	Adjusted Referential Equity	Weighted Assets	Effect	Adjusted Referential Equity	Weighted Assets	Effect

Ratio at December 31, 2002	13,800,298	72,100,045	19.1%	13,944,300	75,861,557	18.4%

Quarterly results	2,068,311	-	2.9%	2,064,070	-	2.7%
Interest on own capital	(1,107,951)	-	-1.5%	(1,107,951)	-	-1.5%
Variation adjustments to securities and derivatives	525,242	-	0.7%	525,242	-	0.7%
Treasury stock	(260,075)	-	-0.4%	(260,075)	-	-0.3%
Interest rate risk	(82,428)	-	-0.1%	(83,382)	-	-0.1%
Foreign exchange exposure (1) (2)	1,283,105	-	1.8%	1,283,105	-	1.7%
Swap operations risk	(271,454)	-	-0.4%	(271,454)	-	-0.4%
Subordinated debt	(636,289)	-	-0.9%	(636,289)	-	-0.8%
Minority interst - Effect of capital increase on consolidated company	405,182	-	0.6%	-	-	0.0%
Other changes in referential equity	(181,910)	-	-0.2%	(47,624)	-	0.0%
Changes in weighted assets	-	(2,977,028)	0.9%	-	(837,048)	0.2%
Effects of acquisition of FIAT	(6,691)	2,812,241	-0.9%	(6,691)	2,932,390	-0.8%
Ratio at December 31, 2003	15,535,340	71,935,258	21.6%	15,403,251	77,956,899	19.8%

(1)	BACEN Circular letter 3194 of July 2, 2003 decreased from 100% to 50% the percentage of the foreign exchange exposure to be allocated to cover the referred exposure.

(2)	ITAÚ HOLDING opted for using the prerogative prescribed by BACEN Circular 3217 of December 17, 2003, which determined an alternative methodology to calculate the foreign exchange exposure.

Banco Itaú Holding Financeira S.A.	21

Consolidated Financial Statements

NOTE 4 - SUMMARY OF THE MAIN ACCOUNTING PRACTICES

a)
Interbank deposits, remunerated restricted credits - Brazilian Central Bank, remunerated deposits, funds obtained in the open market, exchange acceptances and issue of securities, borrowings and onlendings and other receivables and payables - Transactions subject to monetary correction or foreign exchange rates are recorded at current value, calculated “pro rata die” based on the variation of the contracted index.

b)
Securities - Recorded at cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet evaluated at Market Value, according to BACEN Resolution Circular 3068, of November 8, 2001. Securities are classified in the following categories:

	-	trading securities - acquired to be actively and frequently traded, are adjusted to market value, as a contra-entry for the results for the period;

	-	securities available for sale - securities that are not intended for negotiation nor intended to be maintained through to their maturity. They are adjusted to their market value with a contra-entry to an account disclosed in stockholders’ equity; and

	-	securities held to maturity - securities, except for non-redeemable shares, for which there is the intention and financial capacity of the institution to hold them in the portfolio up to their maturity, recorded only at restated cost of acquisition, not being adjusted to market value.

Gains and losses on securities available for sale, when realized, are recognized through specific identification at the date of negotiation in the statement of income, as contra-entry to a specific stockholders’ equity account.

Decreases in the market value of securities available for sale and those held up to maturity, below their related costs, resulting from non-temporary reasons, are recorded in results as realized losses.

c)	Derivative Financial Instruments - These are classified on the date of their acquisition, according to management intent of using them either as a hedge or not, according to BACEN, Resolution 3082, of January 30, 2002.Transactions involving financial instruments, carried out under customer request, at one’s own account, or which do not comply with hedging criteria (mainly derivatives used to manage the exposure to global risks) are stated at market value, including realized and unrealized gains and losses, which are recorded directly in the statement of income.

The derivatives used for protection against risk exposure or to modify the characteristics of assets and liabilities which might be highly associated to changes in market value in relation to the market value of the item being protected, both at the beginning or throughout the duration of the contract, and which are deemed as relevant to reduce the risk-related exposure being protected, are classified as a hedge, in accordance with their nature:

	-	Market Value Hedge - Assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, which are recorded directly in the statement of income.

	-	Cash Flows Hedge - The actual hedged amount of assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in stockholders’ equity. The non-hedged amount is recorded directly in the statement of income.

Banco Itaú Holding Financeira S.A.	22

Consolidated Financial Statements

d)	Loan, Leasing Operations and Other Credits (Operations with Credit Assignment Characteristics) - These transactions are recorded at current value and calculated “pro rata die” based on the variation of the contracted index, and are recorded on the accrual basis until 60 days overdue in financing companies. Real estate loans are adjusted to present value of future installments.

e)	Allowance for Loan Losses - The balance of the allowance for loan losses was recorded based on an analysis of the credit risk in the loan portfolio, at an amount considered sufficient to cover loan losses according to the rules determined by BACEN Resolution 2682 of December 21, 1999, among which are:

	-	Provisions necessary are recorded from the date of the loan disbursements, based on periodic analysis of the quality of the client and the industry and not just in the event of default;

	-	Based exclusively on delinquency, write-offs of credit operations against loss may be carried out 360 days after the due date of the credit or 540 days for operations that mature after a period of 36 months. Other factors related to analysis of the quality of the client/loan may generate write-offs before these periods.

f)	Other assets - These assets are mainly comprised by assets not for use relating to real estate available for sale, received as payment in kind, which are adjusted to market value through the set-up of a provision, according to current regulations; and prepaid expenses, corresponding to resources applied which benefits will occur in deferred income.

g)
Investments - In subsidiary and affiliated companies, investments are accounted for under the equity method. The consolidated financial statements of foreign branches and subsidiaries are adapted to comply with Brazilian accounting practices and converted into Reais. Other investments are recorded at cost, restated up to December 31, 1995, and adjusted to market value by setting up a provision in accordance with current standards.

h)	Fixed assets - These are stated at cost of acquisition or construction, less accumulated depreciation, restated up to December 31, 1995. For insurance, private pension and capitalization operations, property and equipment are adjusted to market value supported by appraisal reports. Depreciation is calculated using the straight-line method, based on monetarily corrected cost at the following annual rates:

Buildings in use			4%
Installations, furnishings, equipment and security, transportation and communication	10%	to	25%
EDP systems	20%	to	50%

i)	Deferred charges - Deferred organization and expansion expenses mainly represent leasehold improvements, which are amortized on a straight line over the respective rental periods, and acquisition and development of logical systems, which are amortized on a straight-line basis over five years.

Banco Itaú Holding Financeira S.A.	23

Consolidated Financial Statements

j)	Technical Provisions of Insurance, Capitalization and Pension Plans - Technical provisions are set up according to the technical notes approved by SUSEP and criteria established by CNSP Resolution 89 of August 19, 2002.

	I-	Insurance:

Provision for unsettled claims - set up to determine unearned premiums relating to the risk coverage period; Provision for insufficient premiums - set up in case of insufficient Provision for uearned premiums; Provision for unearned premiums of current risks but not issued - calculated based on technical studies; Provision for unsettled claims - set up based on notices of loss, in an amount sufficient to cover future commitments; Provision for claims incurred but not reported (IBNR)- set up in relation to the estimated amount of claims occurred in risks assumed in the portfolio but not reported.

In order to calculate the amount of provision for claims under litigation, the experts and legal advisors carry out appraisals based on the amount insured and on technical regulations, taking into account the probability of unfavorable result to the insurance company.

	II-	Supplementary Pension Plans and Individual life insurance segments - correspond to liabilities assumed such as retirement plans, disability, pension and annuity:

Provision for benefits to regulate and redemptions or Other amounts to regulate (Other provisions) - refer to amounts still not regulated up to the balance sheet date; Provision for events occurred but not reported (IBNR) - set up in relation to the estimated amount of events occcurred but not reported; Mathematical provisions for benefits granted and benefits to be granted - correspond to commitments assumed with participants, but not receipt has not started and those receiving the benefits; Provision for insufficient contribution - set up in case of insufficient mathematical provisions.

	III-	Capitalization:

Mathematical provision for redemptions - represents capitalization securities received to be redeemed; Provision for raffles- calculated according to definition in technical note; Raffles payable - set up by raffles of securities carried out; Provision for contingencies (Other provisions) - set up by the application of contingency quota on the collected amount.

k)	Taxation - These provisions are calculated according to current legislation at the rates shown below, for effects of the related calculation bases.

Income tax	15.00%
Additional income tax	10.00%
Social Contribution	9.00%
PIS (1)	0.65%
COFINS (2)	4.00%

(1) For non-financial subsidiaries, the rate is 1.65%.
(2) As from September 2003, the rate increased from 3% to 4% for financial and similar companies.

Amounts subject to litigation have been fully provisioned.

Banco Itaú Holding Financeira S.A.	24

Consolidated Financial Statements

NOTE 5 - SHORT-TERM INTERBANK DEPOSITS

	ITAÚ HOLDING CONSOLIDATED

	12/31/2003

	0 - 30	31 - 180	181 - 365	Over 365	Total	%

Money market	5,243,371	4,874,704	-	-	10,118,075	48.7
Funded position	2,659,244	23,921	-	-	2,683,165	12.9
Financial position	2,584,127	2,423,510	-	-	5,007,637	24.1
Open account	-	2,427,273	-	-	2,427,273	11.7
Interbank deposits (*)	9,227,224	1,037,506	134,670	262,617	10,662,017	51.3

TOTAL - 12/31/2003	14,470,595	5,912,210	134,670	262,617	20,780,092
% per maturity term	69.6	28.5	0.6	1.3

TOTAL - 12/31/2002	15,668,679	767,693	396,438	138,729	16,971,539
% per maturity term	92.3	4.5	2.3	0.8

	ITAÚ HOLDING CONSOLIDATED

	12/31/2002

	Total	%

Money market	10,008,602	59.0
Funded position	7,215,785	42.5
Financial position	2,792,817	16.5
Open account	-	0.0
Interbank deposits (*)	6,962,937	41.0

TOTAL - 12/31/2003	16,971,539
% per maturity term
TOTAL - 12/31/2002
% per maturity term

(*) Includes provision for losses.

Banco Itaú Holding Financeira S.A.	25

Consolidated Financial Statements

NOTE 6 - MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS AND LIABILITIES)

See below the composition by type of instrument, and maturity of the portfolio of Securities and Derivatives, already adjusted to their respective market values. In the cases of investment in fixed-income funds quotas managed by ITAÚ HOLDING and subsidiaries, the securities and investments comprising these funds’ portfolios are arranged in the table below, distributed by maturity.

a) Summary

	ITAÚ HOLDING CONSOLIDATED

	12/31/2003

	Cost	Adjustment to market value required with impact in:		Market value	%	0 - 30
		Net income	Stockholders’ equity

PUBLIC SECURITIES - DOMESTIC	14,443,545	22,588	566,184	15,032,317	50.2	978,249
Financial Treasury Bills	4,304,953	7	38,353	4,343,313	14.5	761,631
National Treasury Bills	2,343,763	12,390	10,147	2,366,300	7.9	98,210
National Treasury Notes	3,232,848	-	238,379	3,471,227	11.6	93,620
National Treasury Notes - M	145,523	-	-	145,523	0.5	-
Central Bank Notes	1,689,545	3,270	264,113	1,956,928	6.5	958
National Treasury /Securitization	241,470	503	(6,248)	235,725	0.8	79
Debt Conversion Bonds (DCB’s) and Other Brazilian External Debt Securities	2,217,598	6,303	14,303	2,238,204	7.5	10,701
Other	267,845	115	7,137	275,097	0.9	13,050
PUBLIC - FOREIGN	1,005,823	-	55,959	1,061,782	3.5	96,762
Portugal	810,589	-	55,025	865,614	2.9	-
Argentina (1)	106,029	-	-	106,029	0	81,476
Central Bank	81,474	-	-	81,474	0.3	81,474
National Treasury	24,555	-	-	24,555	0.1	2
Germany	-	-	-	-	-	-
Greece	15,286	-	-	15,286	0.1	15,286
Mexico	15,623	-	931	16,554	0.1	-
United States of America	31,747	-	3	31,750	0.1	-
Other	26,549	-	-	26,549	0.1	-
PRIVATE SECURITIES	8,148,353	30,734	136,291	8,315,378	27.8	2,375,480
Bank Deposit Certificates	3,724,581	-	28,796	3,753,377	12.5	1,338,147
Shares in Publicly-traded Companies	563,921	25,804	87,617	677,342	2.3	677,342
Debentures	1,042,917	-	(16,643)	1,026,274	3.4	36,885
Promissory Notes	238,513	-	-	238,513	0.8	74,923
Mortgage Bills	55,595	-	-	55,595	0.2	-
Rural Producer Cell	45,436	583	-	46,019	0.2	5,481
Fixed Income Funds	87,910	-	-	87,910	0.3	87,800
Overseas Variable Income Funds	31,080	-	-	31,080	0.1	31,080
Variable Income Funds	51,139	-	24,333	75,472	0.3	75,472
Euro Bond’s and Others	2,195,309	3,457	9,397	2,208,163	7.4	27,121
Real Estate Receivable Certificates	53,663	-	2,789	56,452	0.2	-
Other	58,289	890	2	59,181	0.2	21,229
PGBL/VGBL FUNDS QUOTAS (2)	4,110,931	-	-	4,110,931	13.7	4,110,931
SUBTOTAL - MARKETABLE SECURITIES	27,708,652	53,322	758,434	28,520,408	95.2	7,561,422
Trading securities	12,538,083	53,322	-	12,591,405	42.0	6,511,306
Securities available for sale	11,532,540	-	758,434	12,290,974	41.0	1,001,147
Securities held up to maturity	3,638,029	-	-	3,638,029	12.1	48,969
DERIVATIVE FINANCIAL INSTRUMENTS ( ASSETS )	1,389,983	54,415	-	1,444,398	4.8	343,616
TOTAL	29,098,635	107,737	758,434	29,964,806	100.0	7,905,038
						26.5%
Reclassification of Additional Allowance				-
Additional Allowance (exceeding minimum required)				(545,000)
TOTAL MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS)				29,419,806

DERIVATIVE FINANCIAL INSTRUMENTS (LIABILITIES)	(837,013)	82,312	-	(754,701)	100.0	(142,834)

	ITAÚ HOLDING CONSOLIDATED

	12/31/2003

	31 - 90	91 - 180	181 - 365	366 - 720	Over 720

PUBLIC SECURITIES - DOMESTIC	557,364	2,013,169	2,276,235	3,414,727	5,792,573
Financial Treasury Bills	22,323	1,138,774	155,441	1,026,679	1,238,465
National Treasury Bills	337	78,955	1,356,096	832,702	-
National Treasury Notes	1,177	-	27,699	571,937	2,776,794
National Treasury Notes - M	-	13,229	13,229	26,459	92,606
Central Bank Notes	334,608	228,506	499,141	847,320	46,395
National Treasury /Securitization	115,105	1,325	12,296	62,853	44,067
Debt Conversion Bonds (DCB’s) and Other Brazilian External Debt Securities	12,623	551,300	170,470	18,739	1,474,371
Other	71,191	1,080	41,863	28,038	119,875
PUBLIC - FOREIGN	47,868	3,693	108,543	100,449	704,467
Portugal	16,114	3,348	108,543	84,572	653,037
Argentina (1)	-	10	-	-	24,543
Central Bank	-	-	-	-	-
National Treasury	-	10	-	-	24,543
Germany	-	-	-	-	-
Greece	-	-	-	-	-
Mexico	4	335	-	15,877	338
United States of America	31,750	-	-	-	-
Other	-	-	-	-	26,549
PRIVATE SECURITIES	1,380,898	329,513	621,876	1,030,965	2,576,646
Bank Deposit Certificates	1,111,894	221,285	293,304	418,550	370,197
Shares in Publicly-traded Companies	-	-	-	-	-
Debentures	12,308	8,811	99,307	107,736	761,227
Promissory Notes	79,121	26,656	57,813	-	-
Mortgage Bills	-	-	-	-	55,595
Rural Producer Cell	11,971	23,442	5,125	-	-
Fixed Income Funds	-	-	-	110	-
Overseas Variable Income Funds	-	-	-	-	-
Variable Income Funds	-	-	-	-	-
Euro Bond’s and Others	163,172	49,216	163,232	484,138	1,321,284
Real Estate Receivable Certificates	-	-	-	-	56,452
Other	2,432	103	3,095	20,431	11,891
PGBL/VGBL FUNDS QUOTAS (2)	-	-	-	-	-
SUBTOTAL - MARKETABLE SECURITIES	1,986,130	2,346,375	3,006,654	4,546,141	9,073,686
Trading securities	1,198,029	1,359,264	1,760,215	309,658	1,452,933
Securities available for sale	710,378	819,627	1,204,132	3,189,715	5,365,975
Securities held up to maturity	77,723	167,484	42,307	1,046,768	2,254,778
DERIVATIVE FINANCIAL INSTRUMENTS ( ASSETS )	264,753	271,251	296,053	142,731	125,994
TOTAL	2,250,883	2,617,626	3,302,707	4,688,872	9,199,680
	7.5%	8.7%	11.0%	15.6%	30.7%
Reclassification of Additional Allowance
Additional Allowance (exceeding minimum required)
TOTAL MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS)

DERIVATIVE FINANCIAL INSTRUMENTS (LIABILITIES)	(146,539)	(164,361)	(145,135)	(94,471)	(61,361)

ITAÚ HOLDING CONSOLIDATED

Market value

12/31/2002

PUBLIC SECURITIES - DOMESTIC	10,580,696
Financial Treasury Bills	3,927,535
National Treasury Bills	-
National Treasury Notes	3,702,043
National Treasury Notes - M	210,550
Central Bank Notes	1,759,443
National Treasury /Securitization	236,676
Debt Conversion Bonds (DCB’s) and Other Brazilian External Debt Securities	721,069
Other	23,380
PUBLIC - FOREIGN	1,168,762
Portugal	769,280
Argentina (1)	58,141
Central Bank	31,377
National Treasury	26,764
Germany	193,493
Greece	54,703
Mexico	32,420
United States of America	36,104
Other	24,621
PRIVATE SECURITIES	10,269,772
Bank Deposit Certificates	3,786,862
Shares in Publicly-traded Companies	373,498
Debentures	1,257,245
Promissory Notes	326,745
Mortgage Bills	110,088
Rural Producer Cell	75,778
Fixed Income Funds	28,289
Overseas Variable Income Funds	128,522
Variable Income Funds	-
Euro Bond’s and Others	3,031,668
Real Estate Receivable Certificates	1,139,348
Other	11,729
PGBL/VGBL FUNDS QUOTAS (2)	1,386,638
SUBTOTAL - MARKETABLE SECURITIES	23,405,868
Trading securities	8,852,854
Securities available for sale	13,480,531
Securities held up to maturity	1,072,483
DERIVATIVE FINANCIAL INSTRUMENTS ( ASSETS )	2,287,516
TOTAL	25,693,384

Reclassification of Additional Allowance	255,000
Additional Allowance (exceeding minimum required)	(760,000)
TOTAL MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS)	25,188,384

DERIVATIVE FINANCIAL INSTRUMENTS (LIABILITIES)	(1,958,640)

(1)	Includes mandatory acquistion in order to be compliant with deposit requirements R$ 87,150 (R$ 32,546 at 12/31/2002) and bonus to compensate losses associated to loans and leases pesification R$ 18,879 (R$ 25,595 at 12/31/2002).

(2)
Portfolios of PGBL and VGBL pension plans owned by customers and recorded as marketable securities, in compliance with SUSEP accounts plan, in contra entry against liabilities in Technical Provision for Pension Plans.

Banco Itaú Holding Financeira S.A.	26

Consolidated Financial Statements

b) Trading securities
See below the composition of the trading securities portfolio by type of securities, stated at its cost and market value, and by maturity term.

	ITAÚ HOLDING CONSOLIDATED

	12/31/2003

	Cost	Adjustment to market value (in net income)	Market value	%	0 - 30	31 - 90

PUBLIC SECURITIES - DOMESTIC	4,390,516	22,588	4,413,104	35.0	933,402	82,990
Financial Treasury Bills	1,998,961	7	1,998,968	15.9	741,696	16,270
Treasury Bills	1,489,434	12,390	1,501,824	11.9	98,210	337
Treasury Notes	293,968	-	293,968	2.3	79,767	1,035
Central Bank Notes	117,003	3,270	120,273	1.0	958	14,293
Treasury/securitization	9,131	503	9,634	0.1	64	246
DCB - Debt Conversion Bonds and Other Brazilian External Debt Securities	398,129	6,303	404,432	3.2	53	5,022
Other	83,890	115	84,005	0.7	12,654	45,787
PUBLIC BONDS - FOREIGN	116,818	-	116,818	0.9	-	4
Portugal	116,474	-	116,474	0.9	-	-
Mexico	344	-	344	0.0	-	4
Other	-	-	-	-	-	-
PRIVATE SECURITIES	3,919,818	30,734	3,950,552	31.5	1,466,973	1,115,035
Bank Certificates of Deposits	2,606,563	-	2,606,563	20.7	1,067,572	1,018,213
Shares in Publicly-traded Companies	213,117	25,804	238,921	1.9	238,921	-
Debentures	362,085	-	362,085	2.9	31,670	-
Promissory Notes	87,288	-	87,288	0.7	20,774	7,248
Rural Producer Certificate	45,436	583	46,019	0.4	5,481	11,971
Fixed Income Funds	73,588	-	73,588	0.6	73,588	-
Eurobonds and others	499,457	3,457	502,914	4.0	8,781	77,278
Other	32,284	890	33,174	0.3	20,186	325
FUNDS OF PGBL/VGBL	4,110,931	-	4,110,931	32.6	4,110,931	-
TOTAL	12,538,083	53,322	12,591,405	100.0	6,511,306	1,198,029
					51.7%	9.5%

	ITAÚ HOLDING CONSOLIDATED

	12/31/2003				12/31/2002

	91 - 180	181 - 365	366 - 720	Over 720	Market value

PUBLIC SECURITIES - DOMESTIC	1,097,339	1,508,760	197,933	592,680	3,109,567
Financial Treasury Bills	1,010,900	95,452	89,347	45,303	1,726,469
Treasury Bills	78,955	1,324,252	70	-	-
Treasury Notes	-	-	72,839	140,327	496,712
Central Bank Notes	1,142	72,249	24,056	7,575	543,421
Treasury/securitization	1,009	2,875	2,061	3,379	56,358
DCB - Debt Conversion Bonds and Other Brazilian External Debt Securities	4,337	2,002	4,253	388,765	283,055
Other	996	11,930	5,307	7,331	3,552
PUBLIC BONDS - FOREIGN	2,022	503	-	114,289	3,937
Portugal	2,020	503	-	113,951	-
Mexico	2	-	-	338	3,920
Other	-	-	-	-	17
PRIVATE SECURITIES	259,903	250,952	111,725	745,964	4,352,712
Bank Certificates of Deposits	219,997	98,078	-	202,703	3,443,325
Shares in Publicly-traded Companies	-	-	-	-	125,529
Debentures	5,477	68,426	23,698	232,814	304,889
Promissory Notes	1,453	57,813	-	-	138,431
Rural Producer Certificate	23,442	5,125	-	-	75,778
Fixed Income Funds	-	-	-	-	25,779
Eurobonds and others	9,469	20,797	88,027	298,562	229,040
Other	65	713	-	11,885	9,941
FUNDS OF PGBL/VGBL	-	-	-	-	1,386,638
TOTAL	1,359,264	1,760,215	309,658	1,452,933	8,852,854

	10.8%	14.0%	2.5%	11.5%

Banco Itaú Holding Financeira S.A.	27

Consolidated Financial Statements

c) Securities available for sale

See below the composition of the securities available for sale portfolio by type, stated at its cost and market values, and by maturity term.

	ITAÚ HOLDING CONSOLIDATED

	12/31/2003

	Cost	Adjustments to market value (in stockholders’ equity)	Market value	%	0 - 30	31 - 90

PUBLIC SECURITIES - DOMESTIC	7,118,206	566,184	7,684,390	62.5	35,446	442,425
Financial Treasury Bills	1,550,945	38,353	1,589,298	12.9	19,935	6,053
Treasury Bills	854,329	10,147	864,476	7.0	-	-
Treasury Notes	1,966,518	238,379	2,204,897	17.9	13,853	142
Central Bank Notes	1,572,542	264,113	1,836,655	14.9	-	320,315
Treasury/securitization	232,339	(6,248)	226,091	1.8	15	114,859
DCB - Debt Conversion Bonds and Other Brazilian External Debt Securities	796,912	14,303	811,215	6.6	1,247	641
Other	144,621	7,137	151,758	1.2	396	415
PUBLIC BONDS - FOREIGN	862,456	55,959	918,415	7.5	96,762	47,864
Portugal	694,115	55,025	749,140	6.1	-	16,114
Argentina	106,029	-	106,029	1	81,476	-
Central Bank	81,474	-	81,474	0.7	81,474	-
National Treasury	24,555	-	24,555	0.2	2	-
Germany	-	-	-	-	-	-
Greece	15,286	-	15,286	0.1	15,286	-
Mexico	15,279	931	16,210	0.1	-	-
United States	31,747	3	31,750	0.3	-	31,750
PRIVATE SECURITIES	3,551,878	136,291	3,688,169	30.0	868,939	220,089
Bank Certificates of Deposits	1,101,691	28,796	1,130,487	9.2	270,575	93,681
Shares in Publicly-traded Companies	350,804	87,617	438,421	3.6	438,421	-
Debentures	398,938	(16,643)	382,295	3.1	5,215	12,308
Promissory Notes	151,225	-	151,225	1.2	54,149	71,873
Mortgage Bills	55,595	-	55,595	0.5	-	-
Fixed Income Funds	14,322	-	14,322	0.1	14,212	-
Overseas Fixed Income Funds	136	-	136	0.0	136	-
Variable Income Funds	51,139	24,333	75,472	0.6	75,472	-
Eurobonds and others	1,348,360	9,397	1,357,757	11.0	9,716	40,120
Real Estate Receivables Certificates	53,663	2,789	56,452	0.5	-	-
Other	26,005	2	26,007	0.2	1,043	2,107
SUBTOTAL	11,532,540	758,434	12,290,974	100.0	1,001,147	710,378

Deferred taxes		(288,649)			8.0%	5.8%
Minority interest		(49,807)
Adjustment of securities reclassified to securities held to maturity		109,800
Adjustment to BBA and FIAT with no impact on ITAÚ HOLDING		27,437
TOTAL ADJUSTMENT TO MARKET VALUE		557,215

	ITAÚ HOLDING CONSOLIDATED

	12/31/2003				12/31/2002

	91 - 180	181 - 365	366 - 720	Over 720	Market value

PUBLIC SECURITIES - DOMESTIC	751,680	742,508	2,185,557	3,526,774	6,739,880
Financial Treasury Bills	127,874	48,251	194,023	1,193,162	2,162,448
Treasury Bills	-	31,844	832,632	-	-
Treasury Notes	-	27,699	237,629	1,925,574	2,908,391
Central Bank Notes	227,364	426,892	823,264	38,820	1,216,022
Treasury/securitization	316	9,421	60,792	40,688	180,318
DCB - Debt Conversion Bonds and Other Brazilian External Debt Securities	396,042	168,468	14,486	230,331	252,873
Other	84	29,933	22,731	98,199	19,828
PUBLIC BONDS - FOREIGN	1,671	108,040	100,449	563,629	1,112,007
Portugal	1,328	108,040	84,572	539,086	769,280
Argentina	10	-	-	24,543	58,141
Central Bank	-	-	-	-	31,377
National Treasury	10	-	-	24,543	26,764
Germany	-	-	-	-	193,493
Greece	-	-	-	-	54,703
Mexico	333	-	15,877	-	28,500
United States	-	-	-	-	7,890
PRIVATE SECURITIES	66,276	353,584	903,709	1,275,572	5,628,644
Bank Certificates of Deposits	1,288	178,899	418,550	167,494	335,858
Shares in Publicly-traded Companies	-	-	-	-	247,969
Debentures	-	29,868	77,653	257,251	741,580
Promissory Notes	25,203	-	-	-	188,314
Mortgage Bills	-	-	-	55,595	110,088
Fixed Income Funds	-	-	110	-	2,510
Overseas Fixed Income Funds	-	-	-	-	98,534
Variable Income Funds	-	-	-	-	-
Eurobonds and others	39,747	142,435	386,965	738,774	2,762,655
Real Estate Receivables Certificates	-	-	-	56,452	1,139,348
Other	38	2,382	20,431	6	1,788
SUBTOTAL	819,627	1,204,132	3,189,715	5,365,975	13,480,531

Deferred taxes	6.7%	9.8%	26.0%	43.7%
Minority interest
Adjustment of securities reclassified to securities held to maturity
Adjustment to BBA and FIAT with no impact on ITAÚ HOLDING
TOTAL ADJUSTMENT TO MARKET VALUE

Banco Itaú Holding Financeira S.A.	28

Consolidated Financial Statements

d) Securities held to maturity

See below the composition of securities held to maturity portfolio by type, stated at its cost and by maturity term. In carrying value, not considered on results, it is included R$ 109,800, relating to market adjustment of the reclassified securities on the date of the reclassification (Note 6g). The securities classified under this type, if stated at market value, would present a positive adjustment of R$ 142,793 (negative adjustment of R$ 49,394 at 12/31/2002).

	ITAÚ HOLDING CONSOLIDATED

	12/31/2003

	Carrying value	%	0 - 30	31 - 90	91 - 180	181 - 365

PUBLIC SECURITIES - DOMESTIC	2,934,823	80.7	9,401	31,949	164,150	24,967
Financial Treasury Bills	755,047	20.8	-	-	-	11,738
Treasury Notes (1)	972,362	26.7	-	-	-	-
Treasury Notes - M (2)	145,523	4.0	-	-	13,229	13,229
DCB - Debt Conversion Bonds and Other Brazilian External Debt Securities	1,022,557	28.1	9,401	6,960	150,921	-
Other (1)	39,334	1.1	-	24,989	-	-
PUBLIC BONDS - FOREIGN	26,549	0.7	-	-	-	-
United States	-	-	-	-	-	-
Other	26,549	0.7	-	-	-	-
PRIVATE SECURITIES	676,657	18.6	39,568	45,774	3,334	17,340
Bank Certificates of Deposits (1)	16,327	0.4	-	-	-	16,327
Debentures (1)	281,894	7.7	-	-	3,334	1,013
Overseas Fixed Income Funds	30,944	0.9	30,944	-	-	-
Eurobonds and others	347,492	9.6	8,624	45,774	-	-
Other	-	-	-	-	-	-
TOTAL (1)	3,638,029	100.0	48,969	77,723	167,484	42,307

			1.3%	2.1%	4.6%	1.2%

	ITAÚ HOLDING CONSOLIDATED

	12/31/2003		12/31/2002

	366 - 720	Over 720	Carrying value

PUBLIC SECURITIES - DOMESTIC	1,031,237	1,673,119	731,249
Financial Treasury Bills	743,309	-	38,618
Treasury Notes (1)	261,469	710,893	296,940
Treasury Notes - M (2)	26,459	92,606	210,550
DCB - Debt Conversion Bonds and Other Brazilian External Debt Securities	-	855,275	185,141
Other (1)	-	14,345	-
PUBLIC BONDS - FOREIGN	-	26,549	52,818
United States	-	-	28,214
Other	-	26,549	24,604
PRIVATE SECURITIES	15,531	555,110	288,416
Bank Certificates of Deposits (1)	-	-	7,679
Debentures (1)	6,385	271,162	210,776
Overseas Fixed Income Funds	-	-	-
Eurobonds and others	9,146	283,948	39,973
Other	-	-	29,988
TOTAL (1)	1,046,768	2,254,778	1,072,483

	28.8%	62.0%

(1) Includes investments of Itaú Previdência e Seguros S.A. in the amount of R$ 802,354.
(2) All securities are nominative and cannot be sold.

Banco Itaú Holding Financeira S.A.	29

Consolidated Financial Statements

e) Derivative financial instruments
See below the composition of derivative financial instruments (assets and liabilities) by type, stated at its historical cost and market value, and by maturity term.

	ITAÚ HOLDING CONSOLIDATED

	12/31/2003

	Cost	Adjustment to market value (in net income)	Market value	%	0 - 30	31 - 90

ASSETS
Option premiums	103,338	(40,685)	62,653	4.3	2,949	1,726
Term operations	131,866	42	131,908	9.1	102,161	27,307
Swaps - difference receivable	894,343	94,806	989,149	68.5	152,107	183,567
Other	260,436	252	260,688	18.0	86,399	52,153
Total	1,389,983	54,415	1,444,398	100.0	343,616	264,753
					23.8%	18.3%

LIABILITIES
Option premiums	(121,627)	58,261	(63,366)	8.4	(8,190)	(17,154)
Swaps - difference payable	(484,144)	26,258	(457,886)	60.7	(54,048)	(84,743)
Other	(231,242)	(2,207)	(233,449)	30.9	(80,596)	(44,642)
Total	(837,013)	82,312	(754,701)	100.0	(142,834)	(146,539)

					18.9%	19.4%

	ITAÚ HOLDING CONSOLIDATED

	12/31/2003				12/31/2002

	91 - 180	181 - 365	366 - 720	Over 720	Market value

ASSETS
Option premiums	25,882	32,096	-	-	369,876
Term operations	2,440	-	-	-	129,154
Swaps - difference receivable	149,164	235,989	142,328	125,994	1,784,707
Other	93,765	27,968	403	-	3,779
Total	271,251	296,053	142,731	125,994	2,287,516
	18.8%	20.5%	9.9%	8.7%
LIABILITIES
Option premiums	(17,873)	(20,149)	-	-	(549,500)
Swaps - difference payable	(65,043)	(101,108)	(92,824)	(60,120)	(1,390,218)
Other	(81,445)	(23,878)	(1,647)	(1,241)	(18,922)
Total	(164,361)	(145,135)	(94,471)	(61,361)	(1,958,640)

	21.8%	19.2%	12.5%	8.1%

Banco Itaú Holding Financeira S.A.	30

Consolidated Financial Statements

The globalization of the markets in the last years has resulted in a high level of sophistication in the financial products used. As a result of this process, there has been an increasing demand for derivative financial instruments to manage market risks mainly arising from fluctuations in interest and exchange rates and assets prices. Accordingly, ITAÚ HOLDING CONSOLIDATED is fully involved in the operation of derivative markets, either in complying with the growing clients’ needs, or in the performance of its risk management policy. Such policy is based on the use of derivative instruments to minimize the risks resulting from commercial and financial operations.

The derivatives negotiated by the Bank are purchased for two basic purposes:
- Hedge - to perform hedge of structural portfolio, arising from commercial bank operations;
- Trading - to serve as instruments for the Bank to assume proprietary and risk management positions of the derivatives traded with large clients.
Most derivative contracts traded with clients in Brazil are swap and future contracts, which are registered at the Commodities and Futures Exchange (BM&F) or at the Clearing House for the Custody and Financial Settlement of Securities (CETIP). BM&F future contracts involving interbank rates and U.S. dollars are mainly used to lock the financing rates offered to customers with maturities or in currency which are mismatched with the resources used to fund these operations. ITAÚ HOLDING CONSOLIDATED carries out transactions overseas with futures contracts, forwards, options and swaps, with registration mainly in the stock exchanges of Chicago, New York and London.

The main risk factors of the derivatives assumed by ITAÚ HOLDING CONSOLIDATED at Deember 31, 2003 were related to the foreign exchange rate, interest rate, U.S. dollar and Reference Rate, Libor and variable income. The management of these and other market risk factors is supported by the infrastructure of sophisticated statistical and deterministic models. Based on this management model, the institution, with the use of transactions involving derivatives, has been able to maximize the relation risk and return, even under high volatility situation.
Under regular conditions, the stock exchange prices are the best indicators of the fair value of the financial instruments. However, not all instruments have liquidity or quotes and, in this case, it is necessary to adopt current value estimates and other valuation techniques. To obtain these market values, the following criteria were adopted:
- Futures and Forward Contracts: quotes on the stock exchanges;
- Swaps: the cash flow of each part is discounted to current value, according to the corresponding interest curves, obtained based on the BM&F prices and/or market prices of the public securities for Brazilian transactions, and on the international stock exchanges prices for transactions carried out abroad.
- Options: statistical models that take over the volatility behavior of the asset objective, the interest rates, the exercise price and the spot price of the good, such as Black & Scholes model.

These financial instruments have their national values recorded in memorandum accounts and adjustments/premiums in balance sheet accounts.

Banco Itaú Holding Financeira S.A.	31

Consolidated Financial Statements

	ITAÚ HOLDING CONSOLIDATED
	MEMORANDUM ACCOUNT NOTIONAL VALUE		BALANCE SHEET ACCOUNT RECEIVABLE/RECEIVED (PAYABLE/PAID)	ADJUSTMENT TO MARKET VALUE	MARKET VALUE

	12/31/2003	12/31/2002	12/31/2003	12/31/2003	12/31/2003	12/31/2002

Future contracts	36,279,125	25,666,019	(72,794)	-	(72,794)	(22,799)
Purchase commitments	19,053,554	12,721,869	43,802	-	43,802	40,521
Foreign currency	2,272,857	3,711,636	9,058	-	9,058	(1,676)
Interbank market	11,813,047	2,885,193	732	-	732	(4,160)
Indices	4,758,613	5,750,536	33,942	-	33,942	50,187
Other	209,037	374,504	70	-	70	(3,830)
Commitments to sell	17,225,571	12,944,150	(116,596)	-	(116,596)	(63,320)
Foreign currency	3,447,479	2,361,717	(9,556)	-	(9,556)	(17,509)
Interbank market	3,586,308	4,431,204	(350)	-	(350)	(513)
Indices	9,636,195	5,884,586	(103,545)	-	(103,545)	(44,741)
Other	555,589	266,643	(3,145)	-	(3,145)	(557)
Swap contracts			410,199	121,064	531,263	394,489
Asset position	30,555,472	30,979,343	894,343	94,806	989,149	1,784,707
Foreign currency	8,010,075	14,487,242	188,323	172,336	360,659	1,631,658
Interbank market	13,702,009	12,801,291	641,789	(185,589)	456,200	94,968
Fixed rate	3,912,064	2,082,882	54,760	93,413	148,173	16,275
Indices	4,926,637	515,472	6,246	6,627	12,873	36,588
Other	4,687	1,092,456	3,225	8,019	11,244	5,218
Liability position	30,145,273	30,346,861	(484,144)	26,258	(457,886)	(1,390,218)
Foreign currency	9,594,537	14,250,926	(65,483)	(48,764)	(114,247)	(1,234,855)
Interbank market	13,045,343	10,667,951	(229,149)	108,742	(120,407)	(14,263)
Fixed rate	2,305,787	3,283,352	(132,685)	(42,657)	(175,342)	(40,714)
Indices	4,936,873	1,362,747	(27,093)	(10,455)	(37,548)	(62,154)
Other	262,733	781,885	(29,734)	19,392	(10,342)	(38,232)
Option contracts	16,186,008	8,917,665	(18,289)	17,576	(713)	(179,624)
Purchase commitments - purchased position	7,259,055	2,396,088	91,089	(35,551)	55,538	350,064
Foreign currency	3,432,799	1,290,300	80,492	(46,628)	33,864	288,287
Fixed rate	-	280,191	-	-	-	10,159
Indices	3,459,165	306,550	4,325	(3,787)	538	1,098
Shares	97,894	446,190	4,514	15,467	19,981	47,621
Other	269,197	72,857	1,758	(603)	1,155	2,899
Commitments to sell - purchased position	1,196,752	2,377,031	12,249	(5,134)	7,115	19,812
Foreign currency	191,500	1,074,434	1,416	(138)	1,278	243
Indices	337,529	32,400	3,801	(904)	2,897	-
Shares	42,859	105,253	1,686	(1,554)	132	19,569
Other	624,864	1,164,944	5,346	(2,538)	2,808	-
Purchase position - sold position	5,855,933	3,002,442	(73,435)	27,706	(45,729)	(418,691)
Foreign currency	3,488,497	1,870,500	(59,625)	35,953	(23,672)	(410,073)
Indices	2,277,994	595,710	(7,268)	3,756	(3,512)	(277)
Shares	43,704	115,345	(4,816)	(12,322)	(17,138)	(6,634)
Other	45,738	420,887	(1,726)	319	(1,407)	(1,707)
Commitments to sell - sold position	1,874,268	1,142,104	(48,192)	30,555	(17,637)	(130,809)
Foreign currency	1,168,232	337,500	(40,426)	26,269	(14,157)	(2,246)
Fixed rate	-	385,114	(4)	-	(4)	(89,517)
Indices	327,249	-	(3,004)	866	(2,138)	-
Shares	29,976	419,490	(1,490)	1,470	(20)	(39,046)
Other	348,811	-	(3,268)	1,950	(1,318)	-
Term - sales receivable - shares			131,866	42	131,908	129,154
Other derivative financial instruments	4,613,597	867,392	29,194	(1,955)	27,239	(15,143)
Asset position	1,743,373	426,941	260,436	252	260,688	3,779
Liability position	2,870,224	440,451	(231,242)	(2,207)	(233,449)	(18,922)
		Assets	1,389,983	54,415	1,444,398	2,287,516
		Liabilities	(837,013)	82,312	(754,701)	(1,958,640)
		TOTAL	552,970	136,727	689,697	328,876

Derivative contracts mature in days as follows:

Clearing	0 - 30	31 - 180	181 - 365	Over 365	12/31/2003	12/31/2002
Futures	5,321,604	12,720,139	8,019,675	10,217,707	36,279,125	25,666,019
Swaps	4,922,186	10,712,782	7,150,061	6,876,100	29,661,129	28,388,273
Options	5,802,568	6,412,745	3,688,042	282,653	16,186,008	8,917,665
Other	1,489,870	1,817,511	225,030	1,081,186	4,613,597	867,392

Banco Itaú Holding Financeira S.A.	32

Consolidated Financial Statements

f) Changes in the adjustment to market value for the period

	ITAÚ HOLDING CONSOLIDATED

	01/01 to 12/31/2003	01/01 to 12/31/2002

Opening balance	(1,293,254)	(902,897)
Balance arising from acquisition of FIAT and BBA	4,345	68,766
Adjustment from prior years	-	33,962
Increases with impact on:
Net income	798,886	(869,908)
Stockholders’ equity	1,183,492	(981,450)
Write-offs:
Net income	(72,684)	293,087
Stockholders’ equity	(220,292)	824,386
Permanent losses	2,990	240,800
Closing balance	403,483	(1,293,254)
Adjustment to market value	948,483	(533,254)
Trading securities	53,322	52,222
Securities available for sale	758,434	(199,304)
Derivative financial instruments (assets and liabilities)	136,727	(386,172)
Additional provision (*)	(545,000)	(760,000)

(*) Additional provision aims to cover risks of current and future fluctuation in the prices, considering the high volatility scenarios seen in the course of last years of local and international markets.
The following table shows the changes in additional provision for securities and the unrealized income of securities available for sale and of securities held to maturity:

	ITAÚ HOLDING CONSOLIDATED

	12/31/2003	12/31/2002

Additional provision	545,000	760,000
Adjustment to securities available for sale - stockholders’ equity	758,434	(199,304)
Adjustment to securities held to maturity	252,593	(49,394)

Total unrealized income	1,556,027	511,302

Banco Itaú Holding Financeira S.A.	33

Consolidated Financial Statements

g) Reclassification of Securities (article 5 of BACEN Circular 3068/11/08/2001)
    Management, through its Financial Executive Commission, set up guidelines to classify securities.
    The classifications of securities in the portfolio, as well as those acquired in the period, have been periodically and systematically evaluated according to the     guidelines.
    During the year, taking into consideration the management intent, as well as the financial capacity of the institution, securities were reclassified to “securities held to     maturity”, originally classified in “trading securities” and “securities available for sale”, securities with remuneration and maturity terms compatible with some long-term     liabilities, evaluated as low credit risk.

    These reclassifications did not generate effects on the result and stockholders’ equity.

Securities	At cost	Adjustment (1)	Market value

Securities available for sale	551,026	109,800	660,826
National Treasury Notes	91,453	16,889	108,342
Foreign debt securities	226,771	63,860	290,631
Euro Bonds and similar	232,802	29,051	261,853
Trading securities			694,012
National Treasury Notes			592,973
Bank Deposit Certificates			16,327
Debêntures			59,723
Other			24,989

Total			1,354,838

(1) Adjustment at market value at the date of reclassification, recorded in Stockholders’ equity, which will be amortized in income over the remaining term up to the maturity date of the securities.

Banco Itaú Holding Financeira S.A.	34

Consolidated Financial Statements

NOTE 7 - LOAN, LEASE AND OTHER CREDITS
a) Summary

	ITAÚ HOLDING CONSOLIDATED

	12/31/2003	12/31/2002

Loan operations	32,418,357	32,273,721
Lease operations	1,294,487	1,014,377
Credit card operations	3,170,817	2,773,621
Advances on exchange contracts (1)	1,621,982	2,185,731
Other credits (2)	152,948	171,825
Total operations typified as loans	38,658,591	38,419,275
Endorsements and sureties (3)	5,922,520	6,994,892
Total with endorsements and sureties	44,581,111	45,414,167

(1) Includes Advances on exchange contracts and Income receivable from advances. Recorded in Other credits - foreign exchange portfolio (Note 8).
(2) Includes securities and credits receivable, debtors from purchase of other assets, and honored endorsements and sureties.
(3) Recorded in memorandum accounts.

Banco Itaú Holding Financeira S.A.	35

Consolidated Financial Statements

b) Loan and lease portfolio by risk level

I - Composition by type of operation and risk level

Risk levels	ITAÚ HOLDING CONSOLIDATED

	12/31/2003

	AA	A	B	C	D	E

Loan operations	5,116,221	14,968,324	6,632,350	1,473,838	1,595,914	978,562
Loans and discounted trade receivables	2,595,041	7,095,146	3,968,722	854,974	877,069	557,146
Financing	1,951,244	6,613,424	1,510,976	327,825	363,260	191,979
Farming and agribusiness industries	568,191	901,577	241,555	20,618	10,282	192,681
Real estate financing	1,745	358,177	911,097	270,421	345,304	36,757
Leasing operations	62,310	782,287	251,067	71,022	83,882	5,294
Credit card operations	-	44,339	2,478,829	113,225	234,925	136,558
Advances on exchange contracts	278,242	799,657	475,679	54,298	7,248	1,296
Other receivables	-	25,559	92,799	5,027	14,630	834
Total	5,456,774	16,620,165	9,930,723	1,717,411	1,936,598	1,122,545
	14.1	43.0	25.7	4.4	5.0	2.9

Total - 12/31/2002	9,007,295	12,867,937	9,460,980	2,425,066	1,680,945	1,004,838
%	23.4	33.5	24.6	6.3	4.4	2.6

Risk levels	ITAÚ HOLDING CONSOLIDATED

	12/31/2003					12/31/2002

	F	G	H	Total	%	Total	%

Loan operations	619,061	132,258	901,829	32,418,357	83.9	32,273,721	84.0
Loans and discounted trade receivables	497,142	86,123	606,876	17,138,239	44.3	19,602,151	51.0
Financing	73,226	25,961	186,698	11,244,593	29.1	8,228,051	21.4
Farming and agribusiness industries	1,176	271	32,350	1,968,701	5.1	2,091,084	5.4
Real estate financing	47,516	19,904	75,904	2,066,824	5.3	2,352,435	6.1
Leasing operations	7,167	1,955	29,502	1,294,487	3.3	1,014,377	2.6
Credit card operations	43,336	18,119	101,486	3,170,817	8.2	2,773,621	7.2
Advances on exchange contracts	168	137	5,257	1,621,982	4.2	2,185,731	5.7
Other receivables	1,447	1,439	11,214	152,948	0.4	171,825	0.4
Total	671,179	153,908	1,049,288	38,658,591		38,419,275
%	1.7	0.4	2.7

Total - 12/31/2002	631,805	195,466	1,144,943	38,419,275
%	1.6	0.5	3.0

Banco Itaú Holding Financeira S.A.	36

Consolidated Financial Statements

II - Composition by maturity and risk level

	ITAÚ HOLDING CONSOLIDATED

	12/31/2003

	AA	A	B	C	D	E	F	G

	ABNORMAL SITUATION

Falling due installments	-	-	242,199	199,683	324,092	190,870	149,864	59,113
01 to 30	-	-	13,064	10,821	15,116	11,114	11,069	4,011
31 to 60	-	-	11,150	9,979	32,660	9,409	9,813	3,757
61 to 90	-	-	10,917	9,547	12,741	22,006	9,549	3,696
91 to 180	-	-	30,193	25,860	33,746	23,400	24,810	9,445
181 to 365	-	-	50,327	43,481	53,471	41,153	35,826	13,456
Over 365	-	-	126,550	99,996	176,358	83,789	58,798	24,749
Overdue installments	-	-	50,602	78,723	224,685	121,004	106,021	84,472
01 to 14	-	-	1,551	5,969	5,060	3,756	4,158	1,587
15 to 30	-	-	49,051	12,131	56,111	18,702	11,673	2,345
31 to 60	-	-	-	60,623	55,045	23,051	15,706	4,437
61 to 90	-	-	-	-	108,469	16,390	14,056	5,569
91 to 180	-	-	-	-	-	59,105	60,427	70,534
181 to 365	-	-	-	-	-	-	-	-
Over 365	-	-	-	-	-	-	-	-

SUBTOTAL	-	-	292,802	278,406	548,777	311,874	255,885	143,585
%	-	-	0.8	0.7	1.4	0.8	0.7	0.4

SUBTOTAL 12/31/2002	-	-	299,290	265,100	377,724	305,473	294,240	126,244
%	-	-	0.8	0.7	1.0	0.8	0.8	0.3

	NORMAL SITUATION

Falling due installments	5,437,958	16,560,660	9,556,147	1,412,544	1,338,159	789,996	405,356	9,678
01 to 30	1,549,212	2,661,728	3,830,361	366,611	435,756	146,731	54,788	2,266
31 to 60	389,772	1,590,214	876,614	187,712	93,695	47,514	23,350	551
61 to 90	354,361	1,237,346	738,094	129,085	66,173	66,663	31,749	512
91 to 180	664,104	2,531,680	1,040,510	167,171	167,012	99,380	62,764	1,250
181 to 365	867,517	2,729,544	1,013,864	147,620	189,734	143,511	89,715	1,931
Over 365	1,612,992	5,810,149	2,056,704	414,345	385,788	286,196	142,991	3,169
Overdue up to 14 days	18,815	59,505	81,774	26,460	49,662	20,675	9,938	646

SUBTOTAL	5,456,774	16,620,165	9,637,921	1,439,004	1,387,821	810,671	415,294	10,323
%	14.1	43.0	24.9	3.7	3.6	2.1	1.1	0.0

SUBTOTAL 12/31/2002	9,007,295	12,867,937	9,161,690	2,159,966	1,303,221	699,365	337,565	69,222
%	23.4	33.5	23.8	5.6	3.4	1.8	0.9	0.2

TOTAL	5,456,774	16,620,165	9,930,723	1,717,411	1,936,598	1,122,545	671,179	153,908
%	14.1	43.0	25.7	4.4	5.0	2.9	1.7	0.4

TOTAL 12/31/2002	9,007,295	12,867,937	9,460,980	2,425,066	1,680,945	1,004,838	631,805	195,466
%	23.4	33.5	24.6	6.3	4.4	2.6	1.6	0.5

	ITAÚ HOLDING CONSOLIDATED

	12/31/2003			12/31/2002

	H	Total	%	Total	%

	ABNORMAL SITUATION

Falling due installments	267,324	1,433,146	3.7	1,335,862	3.5
01 to 30	43,158	108,352	0.3	76,459	0.2
31 to 60	10,998	87,765	0.2	65,909	0.2
61 to 90	10,814	79,270	0.2	77,854	0.2
91 to 180	43,652	191,104	0.5	161,029	0.4
181 to 365	61,544	299,258	0.8	266,156	0.7
Over 365	97,158	667,397	1.7	688,455	1.8
Overdue installments	481,235	1,146,743	3.0	1,229,102	3.2
01 to 14	6,613	28,694	0.1	36,039	0.1
15 to 30	31,065	181,080	0.5	212,409	0.6
31 to 60	17,516	176,377	0.5	165,644	0.4
61 to 90	31,620	176,104	0.5	150,861	0.4
91 to 180	69,242	259,309	0.7	292,866	0.8
181 to 365	222,097	222,097	0.6	322,844	0.8
Over 365	103,082	103,082	0.3	48,439	0.1

SUBTOTAL	748,559	2,579,889	6.7	2,564,964	6.7
%	1.9	6.7

SUBTOTAL 12/31/2002	896,893	2,564,964
%	2.3	6.7

	NORMAL SITUATION

Falling due installments	287,906	35,798,404	92.6	35,583,803	92.6
01 to 30	59,449	9,106,901	23.6	7,879,230	20.5
31 to 60	84,853	3,294,274	8.5	3,110,098	8.1
61 to 90	13,655	2,637,638	6.8	2,882,528	7.5
91 to 180	41,731	4,775,602	12.4	4,934,389	12.8
181 to 365	19,478	5,202,915	13.5	5,819,930	15.1
Over 365	68,739	10,781,074	27.9	10,957,628	28.5
Overdue up to 14 days	12,823	280,299	0.7	270,508	0.7

SUBTOTAL	300,729	36,078,702	93.3	35,854,311	93.3
%	0.8	93.3

SUBTOTAL 12/31/2002	248,050	35,854,311
%	0.6	93.3

TOTAL	1,049,288	38,658,591		38,419,275
%	2.7

TOTAL 12/31/2002	1,144,943	38,419,275
%	3.0

Banco Itaú Holding Financeira S.A.	37

Consolidated Financial Statements

c) Composition by business sector

	ITAÚ HOLDING CONSOLIDATED

	12/31/2003%		12/31/2002%

PUBLIC SECTOR	1,031,358	2.7	1,012,920	2.6
Chemical and petrochemical	377,047	1.0	585,132	1.5
Other	654,311	1.7	427,788	1.1
PRIVATE SECTOR	37,627,233	97.3	37,406,355	97.4
CORPORATE ENTITY	22,570,665	58.4	24,737,823	64.4
INDUSTRY	11,159,150	28.9	12,155,233	31.6
Food and beverages	1,955,081	5.1	2,125,220	5.5
Steel and metallurgy	1,334,312	3.5	1,605,610	4.2
Chemical and petrochemical	1,755,587	4.5	2,367,018	6.2
Electrical and electronic	601,332	1.6	589,532	1.5
Paper and pulp	835,659	2.2	1,192,603	3.1
Light and heavy vehicles	682,463	1.8	588,096	1.5
Textile and clothing	460,111	1.2	525,712	1.4
Mechanics	240,617	0.6	253,669	0.7
Tobacco	462,225	1.2	456,086	1.2
Fertilizers, insecticides and crop protection	793,036	2.1	538,765	1.4
Autoparts and accessories	412,729	1.1	403,577	1.1
Construction material	439,936	1.1	614,673	1.6
Pharmaceuticals	137,417	0.4	128,496	0.3
Wood and furniture	303,940	0.8	259,555	0.7
Tractors and agribusiness machinery	115,340	0.3	160,922	0.4
Others	629,364	1.6	345,699	0.9
COMMERCE	2,245,883	5.8	2,171,450	5.7
Retailers	1,744,995	4.5	1,708,342	4.4
Wholesale	338,713	0.9	313,092	0.8
Others	162,175	0.4	150,016	0.4
SERVICES	7,248,113	18.7	8,833,854	23.0
Telecommunications	2,083,793	5.4	2,921,898	7.6
Electrical energy generation and distribution	1,559,581	4.0	2,219,222	5.8
Financial	521,352	1.3	788,254	2.1
Service companies	952,677	2.5	680,784	1.8
Contractors and real estate agents	392,020	1.0	546,067	1.4
Real estate financing (company)	78,336	0.2	127,454	0.3
Public services and concessionaires	306,009	0.8	360,109	0.9
Transportation	340,690	0.9	313,274	0.8
Communications	75,588	0.2	155,291	0.4
Others	938,067	2.4	721,501	1.9
PRIMARY SECTOR	1,755,027	4.5	1,475,891	3.8
Mining	287,916	0.7	160,440	0.4
Farming and live stock	1,422,092	3.7	1,283,627	3.3
Others	45,019	0.1	31,824	0.1
OTHERS	162,492	0.4	101,395	0.3
INDIVIDUALS	15,056,568	38.9	12,668,532	33.0
Credit cards	3,170,817	8.2	2,773,621	7.2
Real estate financing	1,988,488	5.1	2,224,981	5.8
Consumer loans/vehicles/overdraft	9,897,263	25.6	7,669,930	20.0
TOTAL	38,658,591	100.0	38,419,275	100.0

Banco Itaú Holding Financeira S.A.	38

Consolidated Financial Statements

d) Concentration of Credit (*)

	ITAÚ HOLDING CONSOLIDATED

	12/31/2003		12/31/2002

	Risk	% of total	Risk	% of total

Largest debtor	794,697	1.8	1,069,651	2.4
20 largest debtors	8,274,125	18.6	9,836,365	21.7
50 largest debtors	12,809,628	28.7	15,953,675	35.1
100 largest debtors	16,791,375	37.7	20,839,834	45.9

(*) The amounts include endorsements and sureties.
e) Allowance for loan losses

  I- Changes in the allowance for loan losses

	ITAÚ HOLDING CONSOLIDATED
			01/01 to 12/31/2002
	01/01 to 12/31/2003

	With BBA and Fiat	Without BBA and Fiat

Opening balance	(3,172,145)	(2,863,241)	(2,568,182)
Balance from institutions acquired	(87,832)	-	(308,904)
Extraordinary result (1)	(101,252)	(63,145)	(12,753)
Net increase for the period	(2,207,022)	(1,745,079)	(2,565,830)
Write-Offs (2)	2,405,284	2,102,164	2,283,524
Closing balance	(3,162,967)	(2,569,301)	(3,172,145)
Specific allowance (3)	(1,136,733)	(867,744)	(1,272,744)
Generic allowance (4)	(1,120,234)	(935,501)	(1,058,802)
Additional allowance (5)	(906,000)	(766,056)	(840,599)

(1) At December 31, 2003, including the additional provision for institutions acquired. At December 31, 2002, including the additional provision for Banco Itaú Buen Ayre, net of the foreign exchange variation effects.
(2) Including additional write-offs on the allowance for loan losses, for operations that the Management considers as having realization expectation in long-term.
(3) For operations with past due installments for over 14 days or owned by companies which are under chapter XI or bankruptcy process.
(4) For operations not covered by the previous item due to the classification of the client or operation.
(5) Refers to the provision in excess of the minimum required, recorded based on conservative criteria adopted by management and in accordance with good banking practice, in order to cover any unexpected losses resulting from strong reversal of the economic cycle, quantified based on historical data considering loan portfolios in cases of economic crisis.
Note: The specific and generic allowances reflect the effects of supplementary allowance totaling R$ 193,710 as it does not consider the option established by article 5 of BACEN Resolution 2682, altered by article 2 of BACEN Resolution 2697/2000, that the loan operations with clients whose total liability is below R$ 50, could be assessed totally based on the overdue amounts. In addition, they include allowances for risks involving operations having their risk increased conservatively totaling R$ 47,005.

At December 31, 2003, the balance of allowance for loan losses in relation to the credit portfolio is equivalent to 8.2% (8.3% at 12/31/2002).

Banco Itaú Holding Financeira S.A.	39

Consolidated Financial Statements

II- Composition of the Allowance for Loan Losses by Risk Level

ITAÚ HOLDING CONSOLIDATED

		Portfolio Balance						Total Provision

		At 12/31/2003						12/31/2003

		Abnormal situation (1)			Normal situation			Minimum required

Risk Level	% Minimum allowance required	Falling due installments	Overdue installments	Subtotal	Falling due and overdue installments	Total	At December 31, 2002	Specific	Generic

AA	0.0	-	-	-	5,456,774	5,456,774	9,007,295	-	-
A	0.5	-	-	-	16,620,165	16,620,165	12,867,937	-	(83,101)
B	1.0	242,200	50,602	292,802	9,637,921	9,930,723	9,460,980	(2,928)	(96,379)
C	3.0	199,683	78,723	278,406	1,439,004	1,717,410	2,425,066	(8,352)	(43,170)
D	10.0	324,092	224,685	548,777	1,387,821	1,936,598	1,680,945	(54,878)	(138,782)
E	30.0	190,870	121,004	311,874	810,671	1,122,545	1,004,838	(93,563)	(243,200)
F	50.0	149,864	106,021	255,885	415,294	671,179	631,805	(127,943)	(207,647)
G	70.0	59,113	84,472	143,585	10,323	153,908	195,466	(100,510)	(7,226)
H	100.0	267,324	481,235	748,559	300,729	1,049,288	1,144,943	(748,560)	(300,729)
Total		1,433,146	1,146,743	2,579,889	36,078,702	38,658,591	38,419,275	(1,136,733)	(1,120,234)

12/31/2002		1,335,862	1,229,102	2,564,964	35,854,311	38,419,275		(1,272,744)	(1,058,802)

ITAÚ HOLDING CONSOLIDATED
Risk Level	% Minimum allowance required	Total Provision

		12/31/2003			12/31/2002

		Total (2)	Excess allowance (3)	Existing allowance	Existing allowance

AA	0.0	-	(6,900)	(6,900)	(1,788)
A	0.5	(83,101)	(65,884)	(148,985)	(115,303)
B	1.0	(99,307)	(181,900)	(281,207)	(281,536)
C	3.0	(51,522)	(95,972)	(147,494)	(203,320)
D	10.0	(193,660)	(272,049)	(465,709)	(407,124)
E	30.0	(336,763)	(169,555)	(506,318)	(476,166)
F	50.0	(335,590)	(82,120)	(417,710)	(369,903)
G	70.0	(107,736)	(4,957)	(112,693)	(172,062)
H	100.0	(1,049,289)	(26,663)	(1,075,952)	(1,144,943)
Total		(2,256,967)	(906,000)	(3,162,967)	(3,172,145)

12/31/2002		(2,331,546)	(840,599)	(3,172,145)

(1) For operations with installments overdue for more than 14 days or the responsibility of companies undergoing debt rehabilitation or in process of bankruptcy.
(2) Management has maintained the policy of not using classification “AA” for micro, small and medium companies, and, also, for individuals. Consequently, all loan operations made with customers classified in these segments have related provisions established when the loans are granted.
(3) At BACEN’s request, the provision was allocated to make explicit, in each risk level, the exceeding amounts quantified using the statistical models so as to evaluate the “stress” portfolios in the market.

Banco Itaú Holding Financeira S.A.	40

Consolidated Financial Statements

f) Recovery and Renegotiation of Credits

  I - Composition of expense of allowance for loan losses

	ITAÚ HOLDING CONSOLIDATED

	01/01 to 12/31/2003		01/01 to 12/31/2002

	With BBA and Fiat	Without BBA and Fiat

Net increase for the period	(2,207,022)	(1,745,079)	(2,565,830)
Recoveries	569,340	520,218	304,960
Renegotiation	108,219	108,219	73,741
Receipt	461,121	411,999	231,219
Expense of allowance for loan losses	(1,637,682)	(1,224,861)	(2,260,870)

  II - Renegotiated Credits

	ITAÚ HOLDING CONSOLIDATED

	12/31/2003	12/31/2002

Renegotiated credits	945,351	849,256
Allowance for loan losses	(385,493)	(412,107)
(%)	40.8	48.5

Banco Itaú Holding Financeira S.A.	41

Consolidated Financial Statements

NOTE 8 - FOREIGN EXCHANGE PORTFOLIO

	ITAÚ HOLDING CONSOLIDATED

	12/31/2003	12/31/2002

ASSETS - OTHER RECEIVABLES	7,525,531	6,429,565
Exchange purchase pending settlement - Foreign currency (*)	3,294,196	4,694,682
Foreign currency bills exchange and term document - Foreign currency	7,566	14,949
Exchange sale rights - Local currency	4,318,500	1,784,780
(-) Local currency advances received - Local currency	(94,731)	(64,846)
LIABILITIES - OTHER LIABILITIES	7,785,305	6,708,693
Exchange sales pending settlement - Foreign currency	4,448,119	1,899,251
Exchange purchase liabilities - Local currency (*)	3,330,472	4,771,984
Other	6,714	37,458
MEMORANDUM ACCOUNTS	142,300	102,918
Import credits outstanding - Foreign currency	119,179	93,620
Confirmed export credits - Foreign currency	23,121	9,298

(*) Net value of advances on exchange contracts included in the Loan Portfolio (Note 7).

Banco Itaú Holding Financeira S.A.	42

Consolidated Financial Statements

NOTE 9 - FUNDING AND BORROWINGS AND ON LENDINGS
a) Summary

	ITAÚ HOLDING CONSOLIDATED
	12/31/2003
	0-30	31-180	181-365	Over 365	Total	%

Deposits	31,737,784	2,260,060	1,291,664	1,408,172	36,697,680	47.6
Deposits received under Securities repurchase agreements	6,824,152	5,986,863	716,713	3,404,481	16,932,209	21.9
Funds from acceptance and issuance of securities	72,014	1,047,368	510,126	2,129,119	3,758,627	4.9
Borrowings and onlendings	1,004,775	4,105,508	2,841,402	5,016,481	12,968,166	16.8
Securitization of payment orders abroad	-	82,514	115,909	1,776,517	1,974,940	2.6
Subordinated debts	-	76,821	-	4,736,750	4,813,571	6.2

TOTAL	39,638,725	13,559,134	5,475,814	18,471,520	77,145,193
% per maturity date	51.4	17.6	7.1	23.9

TOTAL - 12/31/2002	39,467,047	9,533,041	6,950,190	21,208,613	77,158,891
% per maturity date	51.1	12.4	9.0	27.5

	ITAÚ HOLDING CONSOLIDATED
	12/31/2002
	Total	%

Deposits	38,996,993	50.6
Deposits received under Securities repurchase agreements	11,875,751	15.4
Funds from acceptance and issuance of securities	4,554,903	5.9
Borrowings and onlendings	14,600,946	18.9
Securitization of payment orders abroad	1,423,374	1.8
Subordinated debts	5,706,924	7.4

TOTAL	77,158,891
% per maturity date
TOTAL - 12/31/2002
% per maturity date

b) Deposits

	ITAÚ HOLDING CONSOLIDATED
	12/31/2003						12/31/2002
	0-30	31-180	181-365	Over 365	Total	%	Total	%

Demand deposits	9,672,280	-	-	-	9,672,280	26.4	10,388,546	26.6
Savings accounts	17,667,397	-	-	-	17,667,397	48.1	17,841,310	45.8
Interbank	1,025,321	99,477	68,779	14,672	1,208,249	3.3	539,198	1.4
Time deposits	3,372,786	2,160,583	1,222,885	1,393,500	8,149,754	22.2	10,227,939	26.2

TOTAL	31,737,784	2,260,060	1,291,664	1,408,172	36,697,680		38,996,993
% per maturity date	86.5	6.2	3.5	3.8

TOTAL - 12/31/2002	32,293,848	3,256,155	1,483,440	1,963,550	38,996,993
% per maturity date	82.9	8.3	3.8	5.0

Banco Itaú Holding Financeira S.A.	43

Consolidated Financial Statements

c) Money market
	ITAÚ HOLDING CONSOLIDATED
	12/31/2003
	0 - 30	31 - 180	181 - 365	Over 365	Total	%

Own portfolio	3,584,279	1,133,875	716,713	3,404,481	8,839,348	52.3
Public securities	674,606	7,371	-	-	681,977	4.0
Private securities	-	-	-	-	-	-
Own issuance	2,503,763	586,504	682,485	3,341,643	7,114,395	42.1
Foreign	405,910	540,000	34,228	62,838	1,042,976	6.2
Third parties’ portfolio - public securities	3,238,825	2,424,331	-	-	5,663,156	33.4
Free portfolio - public securities	1,048	2,428,657	-	-	2,429,705	14.3

TOTAL - 12/31/2003	6,824,152	5,986,863	716,713	3,404,481	16,932,209
% per maturity date	40.3	35.4	4.2	20.1

TOTAL - 12/31/2002	6,076,165	861,046	734,143	4,204,397	11,875,751
% per maturity date	51.2	7.3	6.2	35.4

	ITAÚ HOLDING CONSOLIDATED
	12/31/2002
	Total	%
Own portfolio	8,575,724	72.2
Public securities	226,308	1.9
Private securities	1,233,819	10.4
Own issuance	5,859,171	49.3
Foreign	1,256,426	10.6
Third parties’ portfolio - public securities	2,781,893	23.4
Free portfolio - public securities	518,134	4.4

TOTAL - 12/31/2003	11,875,751	100.0
% per maturity date
TOTAL - 12/31/2002
% per maturity date

Banco Itaú Holding Financeira S.A.	44

Consolidated Financial Statements

d) Funds from acceptances and issuance of securities

	ITAÚ HOLDING CONSOLIDATED
	12/31/2003
	0-30	31-180	181-365	Over 365	Total	%

FUNDS FROM EXCHANGE ACCEPTANCES AND MORTGAGE BILLS	-	105,614	66,439	-	172,053	4.6
DEBENTURES	-	-	-	562,111	562,111	15.0
LIABILITIES FOR SECURITIES ISSUED ABROAD	72,014	941,754	443,687	1,567,008	3,024,463	80.4
Trade Related - Issued overseas - Bankers Acceptance	-	14,892	-	-	14,892	0.4
Non-Trade Related	72,014	926,862	443,687	1,567,008	3,009,571	80.0
Issued in Brazil	1,666	66,813	29,691	948	99,118	2.6
Commercial Paper	1,521	1,958	106	-	3,585	0.1
Fixed Rate Notes	145	64,855	29,585	948	95,533	2.5
Issued overseas	70,348	860,049	413,996	1,566,060	2,910,453	77.4
Brazil Risk Note Programme	-	23,670	7,816	-	31,486	0.8
Euro CD	63,469	178,220	32,116	-	273,805	7.3
Euro Medium Term Note Programme	5,794	396,265	-	371,299	773,358	20.6
Euronotes	-	261,558	372,851	208,095	842,504	22.4
Fixed Rate Notes	1,085	336	-	952,970	954,391	25.4
Note Programme	-	-	1,213	33,696	34,909	0.9

TOTAL	72,014	1,047,368	510,126	2,129,119	3,758,627
% per maturity date	1.9	27.9	13.6	56.6

TOTAL - 12/31/2002	204,285	881,402	1,860,618	1,608,598	4,554,903
% per maturity date	4.5	19.4	40.8	35.3

	ITAÚ HOLDING CONSOLIDATED
	12/31/2002
	Total	%

FUNDS FROM EXCHANGE ACCEPTANCES AND MORTGAGE BILLS	213,388	4.7
DEBENTURES	249,916	5.5
LIABILITIES FOR SECURITIES ISSUED ABROAD	4,091,599	89.8
Trade Related - Issued overseas - Bankers Acceptance	531,418	11.6
Non-Trade Related	3,560,181	78.2
Issued in Brazil	1,521,089	33.4
Commercial Paper	124,767	2.7
Fixed Rate Notes	1,396,322	30.7
Issued overseas	2,039,092	44.8
Brazil Risk Note Programme	31,299	0.7
Euro CD	264,023	5.8
Euro Medium Term Note Programme	-	0.0
Euronotes	947,280	20.8
Fixed Rate Notes	795,380	17.5
Note Programme	1,110	0.0

TOTAL	4,554,903
% per maturity date
TOTAL - 12/31/2002
% per maturity date

Banco Itaú Holding Financeira S.A.	45

Consolidated Financial Statements

e) Borrowings and Onlendings

	ITAÚ HOLDING CONSOLIDATED
	12/31/2003						12/31/2002
	0-30	31-180	181-365	Over 365	Total	%	Total	%

BORROWINGS	876,843	3,471,946	2,332,512	1,798,933	8,480,234	65.4	10,017,291	68.6
Local	101,332	216,639	562	53,278	371,811	2.9	331,307	2.3
Foreign (*)	775,511	3,255,307	2,331,950	1,745,655	8,108,423	62.5	9,685,984	66.3
LOCAL ONLENDINGS - OFFICIAL INSTITUTIONS	127,932	633,562	479,431	3,217,548	4,458,473	34.4	4,552,311	31.2
BNDES	64,482	305,318	341,259	2,225,712	2,936,771	22.7	3,139,114	21.5
FINAME	27,196	163,912	135,192	959,510	1,285,810	9.9	1,301,365	8.9
Other	36,254	164,332	2,980	32,326	235,892	1.8	111,832	0.8
INTERBANK ONLENDINGS	-	-	29,459	-	29,459	0.2	31,344	0.2

TOTAL	1,004,775	4,105,508	2,841,402	5,016,481	12,968,166		14,600,946
% per maturity date	7.7	31.7	21.9	38.7

TOTAL - 12/31/2002	892,749	4,440,214	2,871,989	6,395,994	14,600,946
% per maturity date	6.1	30.4	19.7	43.8

(*) Foreign borrowings are represented by investments in commercial exchange operations basically related to export pre-financings and import financings.

Banco Itaú Holding Financeira S.A.	46

Consolidated Financial Statements

f) Securitization of Payment Orders Abroad
Funds obtained abroad through the sale to Brazilian Diversified Payment Rights Finance Company of rights related to payment orders receivable abroad.

	ITAÚ HOLDING CONSOLIDATED
	12/31/2003
	31-180	181-365	Over 365	Total

Securitization of payment orders abroad	82,514	115,909	1,776,517	1,974,940
% per maturity date	4.1	5.9	90.0

At 12/31/2002	10,054	-	1,413,320	1,423,374
% per maturity date	0.7	-	99.3

Banco Itaú Holding Financeira S.A.	47

Consolidated Financial Statements

g) Subordinated Debt
Funds obtained through the issue of subordinated debt securities, in accordance with the conditions determined by BACEN Resolution 2837 of 05/30/2001, are as follows:

	CONSOLIDATED ITAÚ HOLDING
	12/31/2003				12/31/2002
	31-180	Over 365	Total	%	Total	%

CDB (1)	2,705	1,650,734	1,653,439	34.4	1,503,415	26.3
Debentures (2)	35,462	600,000	635,462	13.2	634,807	11.1
Euronotes (3)	31,339	1,350,352	1,381,691	28.7	1,625,045	28.5
Redeemable preferred shares (4)	7,315	1,135,664	1,142,979	23.7	1,943,657	34.1

TOTAL	76,821	4,736,750	4,813,571		5,706,924
% per maturity date	1.6	98.4

TOTAL - 12/31/2002	84,170	5,622,754	5,706,924
% per maturity date	1.5	98.5

(1)	Bank Deposit Certificates:
	-	issued on 12/23/2002, with nominal value of R$ 850,000, with maturity date on 12/23/2009 and paying interest semi-annually at the average Interbank Deposit rate plus 0.87% p.a;
-
issued on 02/26/2003, as part of acquisition of investment in BBA, with nominal value of R$ 673,103, with maturity date on 02/26/2008 and paying interest at the Interbank Deposit rate at the end of the period.

(2)	Non-convertible debentures:
	-	issued on 09/01/2001, with nominal value of R$ 600,000, with maturity date on 09/01/2008, with no projected amortization or renegotiation and paying interest semi-annually at the average Interbank Deposit (DI) rate registered at the Securities Custody Center CETIP (CETIP-DI) plus 0.75% p.a.

(3)	Euronotes:
	-	issued on 08/13/2001, in the amount of US$ 100,000 thousand, and on 11/09/2001, in the amount of US$ 80,000 thousand, with maturity date on 08/15/2011 and paying interest semi-annually at the rate of 10% p.a.;
	-	issued on 08/13/2001, in the amount of ¥ 30,000,000 thousand (US$ 244,938 thousand), also with maturity date on 08/15/2011 and paying interest semi-annually at the rate of 4.25% p.a.;
	-	issued on 06/26/2002 by BBA Nassau, in the amount of US$ 50,000 thousand, with maturity date on 06/28/2012 and paying interest semi-annually at the rate of 10.375% p.a. up to 06/28/2007 and, after this date up to maturity, at the rate of 13.625% p.a.

(4)	Redeemable preferred shares:
	-	issued on 12/31/2002 by Itau Bank, Ltd., as part of the settlement of the investment in BBA, with no voting right, in the amount of US$ 393,099 thousand, with maturity in 12.5 years and dividends calculated based on LIBOR rate plus 1.25% p.a., paid semi-annually.

Banco Itaú Holding Financeira S.A.	48

Consolidated Financial Statements

NOTE 10 - INSURANCE, PENSION PLAN AND CAPITALIZATION OPERATIONS
a) Composition of Technical Provisions

	ITAÚ HOLDING CONSOLIDATED
	12/31/2003	12/31/2002

Insurance	984,916	815,619
Unearned premiums	520,453	438,464
Unsettled claims	319,766	304,845
IBNR	121,157	69,992
Other	23,540	2,318
Life insurance and pension plan	5,727,130	2,664,297
Unearned premiums	191,290	151,317
Claims to settle	32,592	21,158
IBNR	27,376	32,786
Mathematical reserve - benefits to be granted	5,213,348	2,326,138
Mathematical reserve - benefits granted	44,783	23,404
Financial surplus	127,799	40,163
Financial fluctuation	65,073	53,523
Other	24,869	15,808
Capitalization	977,071	922,950
Mathematical reverse for redemptions	871,434	821,536
Contingencies	90,213	87,631
Profits	15,424	13,783
TOTAL	7,689,117	4,402,866

Banco Itaú Holding Financeira S.A.	49

Consolidated Financial Statements

b) Technical Provision Guarantees

	ITAÚ HOLDING CONSOLIDATED
	INSURANCE		LIFE INSURANCE AND PENSION PLAN		CAPITALIZATION

	12/31/2003	12/31/2002	12/31/2003	12/31/2002	12/31/2003	12/31/2002

Securities and Derivative financial instruments	781,396	630,163	5,681,113	2,576,157	1,003,799	928,708
Credit Rights	223,367	183,875	148,744	145,265	-	-
Properties	45,877	45,583	-	-	-	-
TOTAL	1,050,640	859,621	5,829,857	2,721,422	1,003,799	928,708

	ITAÚ HOLDING CONSOLIDATED
	TOTAL
	12/31/2003	12/31/2002

Securities and Derivative financial instruments	7,466,308	4,135,028
Credit Rights	372,111	329,140
Properties	45,877	45,583
TOTAL	7,884,296	4,509,751

c) Result of Operations

	ITAÚ HOLDING CONSOLIDATED
	With and without BBA and FIAT
	INSURANCE		LIFE INSURANCE AND PENSION PLAN		CAPITALIZATION

	01/01 to 12/31/2003	01/01 to 12/31/2002	01/01 to 12/31/2003	01/01 to 12/31/2002	01/01 to 12/31/2003	01/01 to 12/31/2002

Premiums and contributions	1,420,008	1,390,356	2,766,396	1,262,532	821,717	657,486
Changes in technical provisions	(93,520)	(42,588)	(1,861,603)	(867,464)	(622,396)	(474,670)
Expenses with claims	(860,137)	(780,456)	(80,453)	(27,108)	-	-
Selling expenses	(229,858)	(211,441)	(26,547)	(3,672)	-	(642)
Expenses with Benefits and redemptions	-	-	(565,970)	(313,133)	-	-
Other income and expenses	82,382	60,709	(2,774)	-	-	-
Result of Insurance, Life Insurance and Pension Plan and Capitalization Operations	318,875	416,580	229,049	51,155	199,321	182,174

	ITAÚ HOLDING CONSOLIDATED
	With and without BBA and FIAT
	TOTAL
	01/01 to 12/31/2003	01/01 to 12/31/2002

Premiums and contributions	5,008,121	3,310,374
Changes in technical provisions	(2,577,519)	(1,384,722)
Expenses with claims	(940,590)	(807,564)
Selling expenses	(256,405)	(215,755)
Expenses with Benefits and redemptions	(565,970)	(313,133)
Other income and expenses	79,608	60,709
Result of Insurance, Life Insurance and Pension Plan and Capitalization Operations	747,245	649,909

Banco Itaú Holding Financeira S.A.	50

Consolidated Financial Statements

NOTE 11 - OTHER ACCOUNTS
a) Other receivables

	ITAÚ HOLDING CONSOLIDATED
	12/31/2003	12/31/2002

Tax credits (1)	3,805,575	3,831,675
Social contribution to be offset (1)	1,341,278	1,385,766
Taxes and contribution to offset	1,224,705	1,089,707
Deposits in guarantee	1,996,300	2,219,997
Tax appeals	1,278,841	1,522,949
Labor appeals	429,250	355,063
Overseas	143,775	225,751
Other	144,434	116,234
Accounts receivable in guarantee	113,045	113,045
Other domestic debtors	258,868	255,959
Other foreign debtors	207,023	208,116
Options for tax incentives	46,369	53,429
Recoverable payments	26,058	80,286
Salary advances	43,645	39,990
Receivables from related companies	37,616	25,277
Other	77,270	116,126
Total	9,177,752	9,419,373

(1) Note 13b I.
b) Other sundry liabilities

	ITAÚ HOLDING CONSOLIDATED
	12/31/2003	12/31/2002

Provisions for contingent liabilities	1,772,432	1,359,189
Labor liabilities	1,081,021	958,842
Civil lawsuits	471,977	326,045
Other	219,434	74,302
Provision for personnel	282,963	256,954
Provision for sundry payments	372,283	364,637
Liabilities for official agreements and rendering of payment services	226,083	161,768
Sundry creditors - Local	359,658	231,435
Sundry creditors - foreign	165,389	357,064
Agreement and rendering services AOLA (1)	267,131	-
Liabilities for purchase of assets and rights	78,587	121,339
Related to insurance companies	126,173	110,817
Provision for restructuring BANESTADO and BEG	10,312	72,589
Provision to cover actuarial deficit (2)	27,094	59,130
Amounts payable to related companies	65,670	47,134
Creditors for resources to be released	24,839	15,699
Funds from consortia members	59,696	236
Accounts payable investment - AGF/BBA	119,799	685,059
Other	6,044	12,097
Total	3,964,153	3,855,147

(1) Note 21.
(2) Note 20 c.

Banco Itaú Holding Financeira S.A.	51

Consolidated Financial Statements

c) Banking Services Fees

	ITAÚ HOLDING CONSOLIDATED
	01/01 to 12/31/2003		01/01 to 12/31/2002
	With BBA and FIAT	Without BBA and FIAT

Funds management fees	1,268,538	1,252,603	1,030,972
Income from management of consortium	51,682	5,236	250
Current accunt service fees	1,001,932	1,001,932	911,766
Credit operations	546,069	544,353	457,735
Collecting fees	326,702	326,017	296,070
Interbank charges (securities, checks and wire)	212,549	212,441	199,155
Income from brokerage	46,641	46,641	33,149
Income from consultation to Serasa	117,586	117,586	103,614
Income from custody services and management of portfolio	36,602	36,227	31,668
Collection fees	159,383	159,383	171,543
Foreign exchange services	29,645	29,254	26,401
Credit cards	932,607	932,607	929,986
Annual fees	337,684	337,684	316,141
Other services	594,923	594,923	613,845
Income from guarantees provided	107,325	79,504	70,857
Other services	283,908	209,207	203,283
Total	5,121,169	4,952,991	4,466,449

d) Personnel expenses

	ITAÚ HOLDING CONSOLIDATED
	01/01 to 12/31/2003		01/01 to 12/31/2002
	With BBA and FIAT	Without BBA and FIAT

Remuneration	1,678,400	1,574,293	1,522,360
Charges	517,236	483,351	476,625
Social benefits	438,751	421,262	399,206
Training	44,219	42,723	43,479
Subtotal	2,678,606	2,521,629	2,441,670
Employee resignation and labor claims	439,975	429,920	716,116
Bonus	55,617	55,097	46,626
Total	3,174,198	3,006,646	3,204,412

e) Other administrative expenses

	ITAÚ HOLDING CONSOLIDATED
	01/01 to 12/31/2003		01/01 to 12/31/2002
	With BBA and FIAT	Without BBA and FIAT

Data processing and telecommunication	1,058,566	1,024,302	944,962
Depreciation and amortization	593,657	581,934	551,971
Facilities	527,555	508,763	426,503
Third-party services	712,851	556,783	495,687
Financial system service cost	304,845	284,871	278,550
Advertising, promotions and publications	288,398	277,608	275,252
Transportation	189,774	186,249	184,456
Civil proceedings	205,667	197,250	154,138
Materials	144,897	142,039	135,643
Security	126,004	124,671	125,332
Commission expenses - credit cards	165,279	165,279	175,057
Legal	56,563	50,308	43,980
Travel expenses	39,777	35,141	44,696
Other	212,186	180,384	203,648
Total	4,626,019	4,315,582	4,039,875

Banco Itaú Holding Financeira S.A.	52

Consolidated Financial Statements

f) Other operating income

	ITAÚ HOLDING CONSOLIDATED
	01/01 to 12/31/2003		01/01 to 12/31/2002
	With BBA and FIAT	Without BBA and FIAT

Reversal of operating provisions	101,688	89,457	228,750
Equity share of subsidiaries and affiliates, not derived from net income	42,818	38,175	31,329
Recovery of charges and expenses	52,060	42,467	41,131
Other	85,098	58,707	183,169
Total	281,664	228,806	484,379

g) Other operating expenses

	ITAÚ HOLDING CONSOLIDATED
	01/01 to 12/31/2003		01/01 to 12/31/2002
	With BBA and FIAT	Without BBA and FIAT

Charges on taxes	203,383	140,696	179,816
Provision for contingencies	253,050	226,741	26,728
Provision for fiscal incentives	18,396	17,188	147,945
Other financial expenses	12,738	12,738	6,694
Net exchange variation over assets and liabilities of foreign subsidiaries	66,657	102,893	275,375
Other	243,182	193,981	306,054
Total	797,406	694,237	942,612

Banco Itaú Holding Financeira S.A..	53

Consolidated Financial Statements

NOTE 12 - EXTRAORDINARY RESULT

For a better analysis of the financial statements for the period, non-recurring income and expenses were segregated to the extraordinary result account, net of taxes (income tax and social contribution), relating to the amortization of goodwill in respect of following banks going private: Banestado, BEG, BEMGE and the purchase of the investment of FIAT and AGF Vida e Previdência S.A., adjustment to the risk rating standard of the credit portfolios of BBA and FIAT complementary provision for credits with FCVS (Salary Variations Compensation Fund), provision America Online Latin America Inc.(AOLA) and additional depreciation of assets with small residual value:

Amortization of goodwill	(36,333)
Allowance for doubtful credits	(66,826)
Provision America Online Latin America Inc. (AOLA)	(213,404)
Provision for credits with FCVS	(64,298)
Additional depreciation	(165,120)
Other	(19,109)
TOTAL with BBA and FIAT	(565,090)

Minority interest in BBA adjustments	3,245
TOTAL without BBA and FIAT	(561,845)

Banco Itaú Holding Financeira S.A.	54

Consolidated Financial Statements

NOTE 13 - TAXES
a) Composition of expenses with taxes and contributions
I) We show below the Income Tax and Social Contribution due on the operations for the period and on temporary differences arising from additions and exclusions:

Due on Operatios for the Period	ITAÚ HOLDING CONSOLIDATED
	01/01 to 12/31/2003		01/01 to 12/31/2002
	With BBA and FIAT	Without BBA and FIAT

Income before income tax and social contribution	5,608,117	5,277,003	4,198,019
Charges (income Tax and Social Contribution) at the rates of 25% and 9% (*) respectively	(1,906,760)	(1,794,181)	(1,427,326)
Increase/Decrease to Income Tax and Social Contribution charges arising from:
Permanent (Inclusions) Exclusions	330,032	464,994	916,772
Investments in affiliates and subsidiaries	8,333	150,419	162,219
Interest on own capital	376,324	305,388	298,526
Non-deductible provisions and other	(54,625)	9,187	456,027
Temporary Exclusions (Inclusions)	(120,089)	(42,259)	(636,220)
Allowance for loan losses	(155,984)	(83,576)	(319,847)
Excess (Insufficiency) of Depreciation	(12,990)	(11,556)	49,828
Adjustment to market value of securities for negotiation and derivative financial instruments	212,616	135,137	(277,708)
Labor provisions, tax contingencies and other	(163,731)	(82,264)	(88,493)
(Increase) Offset on tax losses/Negative social contribution basis	77,441	30,516	(17,321)
Expenses with Income Tax and Social Contribution	(1,619,376)	(1,340,930)	(1,164,095)

Related to Temporary Differences

Increase (Reversal) for the period	47,195	14,533	631,424
Prior periods increase (Reversal)	(14,512)	(12,139)	(13,733)
Total Deferred Taxes	32,683	2,394	617,691

(*) According to Note 4 k.
II) Composition of tax expenses:

	ITAÚ HOLDING CONSOLIDATED			ITAÚ HOLDING
	01/01 to 12/31/2003		01/01 to 12/31/2002	01/01 to 12/31/2003
	With BBA and FIAT	Without BBA and FIAT

Pis and Cofins	(762,114)	(675,855)	(546,534)	(45,306)
Municipalities taxes	(176,910)	(169,413)	(159,239)	-
Tax on Bank Account Outflows	(141,872)	(134,323)	(147,337)	(1,076)
Other	(37,344)	(34,952)	(32,796)	(41)
Total	(1,118,240)	(1,014,543)	(885,906)	(46,423)

Banco Itaú Holding Financeira S.A.	55

Consolidated Financial Statements

b) Tax Credits
I) The tax credit balance segregated based on its origin and disbursements incurred (income tax and social contribution) is represented as follows:

	ITAÚ HOLDING CONSOLIDATED
	PROVISIONS		TAX CREDITS

	12/31/2002	12/31/2003	12/31/2002	Acquisition of FIAT	Realization/ Reversal

Reflected in results			3,820,984	46,169	(1,227,450)
Related to tax losses and negative social contribution			865,215	-	(96,152)
Related to disbursed provisions			1,638,326	33,207	(790,360)
Allowance for loan losses			965,679	21,958	(431,794)
Adjustment to market value of trading securities and derivative financial instruments (assets and liabilities)			180,985	2,874	(137,525)
Allowance for real estate			39,786	-	(13,694)
Other			451,876	8,375	(207,347)
Related to non-disbursed provisions (*)	4,287,130	4,683,127	1,317,443	12,962	(340,938)
Related to the operation	2,442,982	2,935,985	759,614	12,962	(267,838)
Interest on own capital	276,124	115,196	93,882	-	(93,882)
Tax contingencies	560,255	793,003	159,027	11,528	(781)
Labor contingencies	861,494	984,768	265,264	46	(91,039)
Civil contingencies	362,523	497,283	114,685	1,106	(23,611)
Other	382,586	545,735	126,756	282	(58,525)
Related to provisions in excess in relation to the minimum required not disbursed	1,844,148	1,747,142	557,829	-	(73,100)
Allowance for loan losses	840,598	906,000	260,906	-	-
Adjustment to market value of securities and derivative financial instruments	760,000	545,000	258,400	-	(73,100)
Tax contingencies	243,550	296,142	38,523	-	-
Reflected in Stockholders’ Equity - Adjustment to market value of securities available for sale			97,391	-	(96,864)
(-) Reclassification to Stockholders’ Equity of Additional Allowance for Securities and Derivative Financial Instruments (*)	(255,000)	-	(86,700)	-	86,700
Total	4,032,130	4,683,127	3,831,675	46,169	(1,237,614)

Social Contribution to Offset arising from Option foreseen in article 8 of Provisional Measure 2158-35, of August 24, 2001.			1,385,766	-	(44,488)

	ITAÚ HOLDING CONSOLIDATED
	TAX CREDITS
	Set up	12/31/2003

Reflected in results	1,165,345	3,805,048
Related to tax losses and negative social contribution	61,188	830,251
Related to disbursed provisions	690,176	1,571,349
Allowance for loan losses	577,035	1,132,878
Adjustment to market value of trading securities and derivative financial instruments (assets and liabilities)	-	46,334
Allowance for real estate	22,603	48,695
Other	90,538	343,442
Related to non-disbursed provisions (*)	413,981	1,403,448
Related to the operation	384,703	889,441
Interest on own capital	5,167	5,167
Tax contingencies	62,669	232,443
Labor contingencies	132,890	307,161
Civil contingencies	63,745	155,925
Other	120,232	188,745
Related to provisions in excess in relation to the minimum required not disbursed	29,278	514,007
Allowance for loan losses	28,807	289,713
Adjustment to market value of securities and derivative financial instruments	-	185,300
Tax contingencies	471	38,994
Reflected in Stockholders’ Equity - Adjustment to market value of securities available for sale	-	527
(-) Reclassification to Stockholders’ Equity of Additional Allowance for Securities and Derivative Financial Instruments (*)	-	-
Total	1,165,345	3,805,575

Social Contribution to Offset arising from Option foreseen in article 8 of Provisional Measure 2158-35, of August 24, 2001.	-	1,341,278

(*)	From a financial point of view, rather than recording the provision of R$ 4,683,127 (R$ 4,032,130 at 12/31/2002) and Tax Credits of R$ 1,403,448 (R$ 1,230,743 at 12/31/2002) only the difference should be considered, because the deferred tax assets would only materialize when the liability is disbursed.

Banco Itaú Holding Financeira S.A.	56

Consolidated Financial Statements

II) The estimate of realization and present value of tax credits and social contribution to offset, arising from Provisional Measure 2158-35/01, existing at December 31, 2003, in accordance with the expectation to generate future taxable income, based on the history of profitability and technical studies of feasibility are:

Realization Year	ITAÚ HOLDING CONSOLIDATED
	Tax Credits			Social Contribution to Offset
	Temporary Differences	Tax Loss and Negative Basis	TOTAL

2004	1,522,030	142,633	1,664,663	64,875
2005	545,671	266,258	811,929	114,961
2006	289,254	328,766	618,020	126,120
2007	273,304	92,594	365,898	133,842
2008	71,185	-	71,185	148,253
after 2008	273,880	-	273,880	753,227
Total	2,975,324	830,251	3,805,575	1,341,278

Present Value (*)	2,682,561	746,925	3,429,486	1,077,111

(*) The average funding rate was used to determine the present value.

The projections of future taxable income include estimates related to macroeconomic variables, exchange rates, interest rates, volume of financial operations and services fees and others which can vary in relation to data and actual values.

Net income in the financial statements is not directly related to taxable income for income tax and social contribution, due to differences existing between accounting criteria and tax legislation, besides corporate aspects. Accordingly, we recommend that the development of the realization of tax credits arising from temporary differences, tax losses and negative basis are not used as indications of future net income.

III) Unrecognized tax credits amount to R$ 208,183 (R$ 105,339 at 12/31/2002).

Banco Itaú Holding Financeira S.A.	57

Consolidated Financial Statements

c) Taxes and Social Securities Contributions
I) The balance of Taxes and Social Security Contributions is represented as follows:

	ITAÚ HOLDING CONSOLIDATED
	12/31/2003	12/31/2002

Taxes and contributions on income payable	425,668	273,073
Taxes and contributions payable	523,320	466,061
Provision for deferred income tax and social contribution	660,373	394,157
Provision for tax contingencies	2,000,538	1,551,199

Total	3,609,899	2,684,490

II) Change in Deferred Income Tax and Social Contribution

	ITAÚ HOLDING CONSOLIDATED
	12/31/2002	Acquisition of Fiat	Realization / Reversal	Set up	12/31/2003

Reflected in income and expense accounts	378,035	6,607	(95,149)	74,862	364,355
Depreciation in excess - Leasing	234,971	2,390	(28,904)	15,879	224,336
Taxation on results abroad - Capital Gains	68,552	-	(938)	-	67,614
Revaluation reserve	17,082	-	(7,913)	196	9,365
Mark-to-market of trading securities and derivative financial instruments (assets and liabilities)	57,358	4,217	(57,358)	55,367	59,584
Other	72	-	(36)	3,420	3,456
Reflected in stockholders’ equity accounts - Mark-to-market of securities available for sale	16,122	-	(16,122)	296,018	296,018

Total	394,157	6,607	(111,271)	370,880	660,373

III) Change in Allowance for Tax Contingencies
The allowance for tax contingencies comprises amounts related to tax matters, where Itaú and its subsidiaries have lawsuits against tax authorities; the legality of this collection is being challenged in administrative or judicial courts.

	ITAÚ HOLDING CONSOLIDATED
	01/01 TO 12/31/03	01/01 TO 12/31/02

Opening balance	1,551,199	1,926,826
Balance from the acquisition of investment	108,158	317,035
Change in the year	341,181	(692,662)
Charges on taxes	162,276	179,816
Net recognition	252,573	95,026
Payments (1)	(32,621)	(967,504)
Reversals (2)	(41,047)	-
Closing balance	2,000,538	1,551,199

(1) Payments with Benefits of Law 10,637/02, Provisional Measures 38/02, of 2002 and 66/02, of 2002, and others.

(2) Reversal of allowance classified in Extraordinary Results.

d) Taxes Paid or Provided For and Withheld from Clients

The table below shows the amount of taxes paid or provided for, basically levied on income, revenues and payroll, and the amount withheld from and paid for clients, directly levied on financial intermediation:

	ITAÚ HOLDING CONSOLIDATED
	01/01 a 12/31/2003		01/01 to 12/31/2002
	With BBA and Fiat	Without BBA and Fiat

Taxes Paid or provided for	2,890,883	2,460,655	2,314,322
Taxes withheld from clients	5,162,739	4,886,059	4,438,589

Total	8,053,622	7,346,714	6,752,911

Banco Itaú Holding Financeira S.A.	58

Consolidated Financial Statements

NOTE 14 - INVESTMENTS
a) Composition of investments - Itaú Holding

Companies		Capital	Adjusted net equity	Book value of investment	Number of shares owned by the Holding
					Common	Preferred

Banco Itaú S.A.		5,525,000	6,786,096	6,786,096	62,075,473,890	-
Banco Itaú-BBA S.A.	(a)	2,430,021	3,115,480	2,321,033	250,882,963	512,006,048
Itaucard Financeira S.A. Créd. Financ e Invest.	(a)	1,384,169	1,483,695	1,269,107	-	1,277,933,118	(b)
Itaú Seguros S.A.	(a)	1,077,000	1,522,098	737,926	-	4,845,954	(b)
Itaú-BBA Participações S.A.	(a)	714,412	792,271	660,226	96,718	386,879
Itaú Corretora de Valores S.A.	(a)	135,100	154,849	35,883	-	625,000	(b)
TOTAL				11,810,271

Companies	Holding in voting capita (%)	Holding in Capital (%)	Adjusted net income (loss) for the period	Equity in the results of associated and subsidiary companies
				01/01 to 12/31/2003

Banco Itaú S.A.	100.00	100.00	2,383,679	2,421,227
Banco Itaú-BBA S.A.	49.00	74.50	36,888	27,478
Itaucard Financeira S.A. Créd. Financ e Invest.	-	5.00	(407,128)	(363,835)
Itaú Seguros S.A.	-	5.00	102,023	77,445
Itaú-BBA Participações S.A.	50.00	83.33	5,562	4,633
Itaú Corretora de Valores S.A.	-	5.00	(85,243)	(74,442)
TOTAL				2,092,506

(a) Investments delivered by Banco Itaú in the capital reduction process of December 22, 2003. Interest on Own Capital receivable amounts to R$ 627,152 recoreded in Income Receivable; (b) The investment and equity in the results reflect the different participation of preferred shares in the destination of profits and dividends.

II - Composition of investments of Itaú Holding Consolidated is as follows:

	12/31/2003	12/31/2002

Share of equity in affiliates - Local	112,381	169,942
AGF Brasil Seguros S.A.	112,381	108,522
Other	-	61,420
Share of equity in affiliates - Foreign	680,425	649,728
BPI - SGPS S.A. (BPI)	677,177	644,769
Other	3,248	4,959
Other investments	243,445	187,141
Investments by tax incentives	111,437	66,219
Equity securities	36,677	31,932
Shares and quotas	27,776	27,863
Other	67,555	61,127
Provision for losses	(111,940)	(53,388)
TOTAL	924,311	953,423

Banco Itaú Holding Financeira S.A.	59

Consolidated Financial Statements

III - Composition of the Result of Share of Equity in Affiliates - Itaú Holding Consolidated

	01/01 to 12/31/2003		01/01 to 12/31/2002
	WITH BBA AND FIAT	WITHOUT BBA AND FIAT

Banco Itaú-BBA S.A. and Subsidiaries	-	360,366	-
Banco Fiat S.A. and Subsidiary	-	57,533	-
Share of equity in Affiliates - Local	2,603	2,603	5,944
Share of equity in affiliates - Foreign	21,905	21,905	471,170
Exchange variation in investments	(8,653)	(8,653)	222,808
Equity in the results of affiliates	30,558	30,558	59,123
Adjustment of provision - Argentina	-	-	189,239
Total	24,508	442,407	477,114

Banco Itaú Holding Financeira S.A.	60

Consolidated Financial Statements

NOTE 15 - STOCKHOLDERS’ EQUITY - ITAÚ HOLDING
a) Corporate reorganization

The Extraordinary General Meeting held on November 21, 2002, confirmed by BACEN on February 27, 2003, approved the acquisition by ITAÚ HOLDING of the entire share capital of ITAÚ, based on the equity position as of September 30, 2002, converting it into its wholly-owned subsidiary. Accordingly, ITAÚ’ stockholders had their ownership interest proportionally replaced by book shares of the same type and characteristics, issued by ITAÚ HOLDING, in the proportion of one new share held, based on the related appraisal report. Accordingly, ITAÚ HOLDING increased its stockholders’ equity through the capital increase and establishment of capital reserve relating to the premium on the issue of shares, net of the adjustment to market value of securities and treasury shares relating to reciprocal ownership.

The changes in stockholders’ equity of ITAÚ between September 30, 2002 and February 28, 2003, were recorded as follows: (I) the adjustment to market value of securities and derivatives and treasury shares, in the respective accounts; (II) the changes between September 30, 2002 and December 31, 2002, relating to net income for the period, net of appropriation of interest on own capital, as adjustment to retained earnings/accumulated losses; and (III) the changes occurred between January 1, 2003 and February 28, 2003, from net income for the period, as Equity in income of affiliated and subsidiary companies.

During the Administrative Council’s Meeting (RCA) held on March 24, 2003, confirmed by the Extraordinary General Meeting (AGE) held on April 9, 2003, ITAÚ HOLDING approved the acquisition of the preferred shares issued by ITAÚ in the process of the acquisition of the investment in BBA, through the exchange of book entry shares of the same type and characteristics in the proportion of one new share per each share held, resulting in an increase in stockholders’ equity through the capital increase, establishment of capital reserve relating to the premium on the issuance of shares, and payment of interest on own capital, thereby reestablishing its position as a wholly-owned subsidiary.

Banco Itaú Holding Financeira S.A.	61

Consolidated Financial Statements

b) Shares

Capital comprises 116,249,622,464 book entry shares, with no par value, of which 61,351,834,948 are common and 54,897,787,516 are preferred shares with no voting rights, but with tag-along rights, in the event of the public offer of common shares, in order to ensure a price equal to 80% of the amount paid per share with voting rights and part of the control block, as well as a dividend at least equal to that of the common shares.

The table below shows the evolution of representative shares of capital and treasury shares during the period.

	NUMBER
	Common	Preferred	Total

Representative shares of capital
Number of shares at 12/31/2002	155,768,707	-	155,768,707
Merger of ITAÚ shares:	61,842,548,041	54,897,787,516	116,740,335,557
ESM - 11/21/2002	61,842,548,041	51,452,831,516	113,295,379,557
Board meeting - 3/24/2003 and ESM - 4/9/2003	-	3,444,956,000	3,444,956,000
Cancellation of shares - E/GSM - 04/30/2003	(646,481,800)	-	(646,481,800)
Number of shares at 12/31/2003	61,351,834,948	54,897,787,516	116,249,622,464

Treasury shares
Number of shares at 12/31/2002	-	-	-
Merger of ITAÚ shares - ESM - 11/21/2002	51,324,668	2,132,409,816	2,183,734,484
Balance at 9/30/2002	30,961,267	2,205,119,816	2,236,081,083
Change from 10/01 to 2/28/2003	20,363,401	(72,710,000)	(52,346,599)
Purchase of shares	20,363,401	6,000,000	26,363,401
Disposals - Stock option plan	-	(78,710,000)	(78,710,000)
Purchase of shares (*)	1,150,279,200	255,050,929	1,405,330,129
Disposals - Stock option plan	-	(636,790,000)	(636,790,000)
Cancellation of shares	(646,481,800)	-	(646,481,800)
Treasury shares at 12/31/2003 (*)	555,122,068	1,750,670,745	2,305,792,813

Outstanding shares at 12/31/2003	60,796,712,880	53,147,116,771	113,943,829,651

(*) Own shares purchased, under the authorization of the Board of Directors , to be held in Treasury for subsequent cancellation or replacement in the market. We detail below the costs of the shares bought back in the period and the average cost of treasury shares and their market price at 12/31/2003:

Cost/market price (R$ 1/per thousand shares)	Common	Preferred

Purchases in the year
Minimum	150.30	150.30
Weighted average	196.38	229.37
Maximum	226.61	231.23

Balance of treasury shares
Average cost	210.03	157.45
Market price at 12/31/2003	252.50	287.00

Banco Itaú Holding Financeira S.A.	62

Consolidated Financial Statements

c) Dividends

Stockholders are entitled to a minimum dividend of not less than 25% of nety income, which is adjusted according to the rules set forth in Brazilian Corporate Law. Both types of shares participate equally, after common shares have received dividends equal to the minimum priority dividend of R$ 0.55 per thousand shares to be paid to preferred shares.

The advance of the mandatory minimum dividend, paid as Interest on Own Capital, was R$ 0.10 per thousand shares up to 05/01/2003. In RCA 0f 03/24/2003, the increase of its value to R$ 0.13 per thousand shares was approved as from 05/02/2003, the use of the share position of the last working day of the prior month as calculation basis and payment at the first working day of the following month.

I - Calculation

Net income	2,032,977
Adjustments:
(-) Legal reserve	(101,649)
Calculation basis of dividend	1,931,328
Interest on Own Capital	941,757	48.76%

II - Payment/Provision of Interest on Own Capital

	Gross	WHT (**)	Net

Paid /Prepaid	339,103	(50,866)	288,237
Paid on 03/28/2003 - Board of Directors Meeting (RCA) - 03/24 and Extraordinary General Meeting (AGE) - 04/09/2003.	8,199	(1,230)	6,969
3 monthly installments of R$ 0.10 per thousand shares paid from February to April 2003.	33,375	(5,006)	28,369
8 monthly installments of R$ 0.13 per thousand shares paid from May to December 2003.	118,979	(17,847)	101,132
Supplemental (R$ 1.56 per thousand shares) paid on 08/25/2003.	178,550	(26,783)	151,767
Provisioned (*)	768,846	(115,326)	653,520
1 monthly installment of R$ 0.13 per thousand shares to be paid in January 2004.	14,806	(2,221)	12,585
Supplemental - R$ 5.74 per thousand shares, credited on 12/30/2003, to be paid on 03/05/2004.	654,040	(98,105)	555,935
Supplemental to be declared - R$ 0.88 per thousand shares, to be paid on 03/05/2004.	100,000	(15,000)	85,000
TOTAL	1,107,949	(166,192)	941,757

(*) Recorded in Other Liabilities - Social and Statutory.
(**) WHT= Withholding tax at source.
d) Capital and revenue reserves

12/31/2003

CAPITAL RESERVES - Goodwill reserve on subscription of shares	5,648,619

REVENUE RESERVES	1,014,956
Legal	101,649
Statutory:	913,307
- Dividends Equalization (1)	456,654
- Working capital increase (2)	182,661
- Increase in capital of investees (3)	273,992

(1)	Reserve for Dividends Equalization - its purpose is to guarantee funds for the payment of dividends, including interest on own capital, or its advances, to maintain the flow of the stockholders’ remuneration.
(2)	Reserve for Working Capital Increase - its purpose is to guarantee funds for the company’s operations.
(3)	Reserve for Increase in Capital of Investees - its purpose is to guarantee the preferred subscription right in the capital increases of investees.

Banco Itaú Holding Financeira S.A.	63

Consolidated Financial Statements

e) Reconciliation of net income and stockholders’ equity between ITAÚ HOLDING and ITAÚ HOLDING CONSOLIDATED

The difference in net income and stockholders’ equity between ITAÚ HOLDING and ITAÚ HOLDING CONSOLIDATED arises from the effect of the adoption of distinct criteria for the amortization of goodwill derived from the acquisitions of investments and for the establishment of tax credits, as well as the elimination of unrealized profits arising from transactions between the consolidated companies, for which the corresponding taxes have been deferred.

	Net income 1/1 to 12/31/2003	Stockholders’ equity 12/31/2003

ITAÚ HOLDING	2,032,977	11,608,555
Goodwill amortization	1,589,856	(475,869)
Tax credit	(477,031)	770,091
Unrealized profits	6,018	(23,569)
ITAÚ HOLDING CONSOLIDATED	3,151,820	11,879,208

Banco Itaú Holding Financeira S.A.	64

Consolidated Financial Statements

f) Stock Option Plan
ITAÚ HOLDING has established a Stock Option Plan in order to involve its officers in the process to develop the institution at medium and long terms.

Up to December 31, 2003, the options were developed as follows:

Issuance		Vesting period until	Exercise period until	Lots of 1,000 shares
				Exercise price restated as of 12/31/2003 (R$1)	Granted	Exercised	Cancelled	Not exercised
Nº	Date

1st	5/15/1995	12/31/1997	12/31/2000	61.86	146,000	135,000	11,000	-
	5/15/1995	12/31/1997	12/31/2001	61.86	136,000	136,000	-	-
	7/30/2001	12/31/1997	12/31/2001	61.86	3,000	3,000	-	-
2nd	4/29/1996	12/31/1998	12/31/2001	66.66	105,000	105,000	-	-
	4/29/1996	12/31/1998	12/31/2002	66.66	240,000	230,000	10,000	-
	4/29/1996	12/31/1998	12/31/2003	66.66	252,000	252,000	-	-
3rd	2/17/1997	12/31/2001	12/31/2004	86.55	533,000	501,000	7,000	25,000
	6/22/2001	12/31/2001	12/31/2004	86.55	8,000	8,000	-	-
	7/30/2001	12/31/2001	12/31/2004	86.55	4,000	4,000	-	-
	10/16/2001	12/31/2001	12/31/2004	86.55	8,500	8,500	-	-
	12/28/2001	12/31/2001	12/31/2004	86.55	500	500	-	-
	2/8/2002	12/31/2001	12/31/2004	86.55	3,000	3,000	-	-
4th	2/9/1998	12/31/2002	12/31/2005	100.22	43,500	43,500	-	-
	2/9/1998	12/31/2002	12/31/2005	100.42	535,000	492,000	8,000	35,000
	6/22/2001	12/31/2002	12/31/2005	100.42	7,000	7,000	-	-
	7/30/2001	12/31/2002	12/31/2005	100.42	3,000	3,000	-	-
	12/28/2001	12/31/2002	12/31/2005	100.42	500	500	-	-
	2/8/2002	12/31/2002	12/31/2005	100.42	3,000	3,000	-	-
5th	2/22/1999	12/31/2003	12/31/2006	118.19	34,000	7,500	-	26,500
	2/22/1999	12/31/2003	12/31/2006	118.39	464,100	94,700	3,400	366,000
	6/22/2001	12/31/2003	12/31/2006	118.39	7,000	-	-	7,000
	7/30/2001	12/31/2003	12/31/2006	118.39	3,000	-	-	3,000
	10/16/2001	12/31/2003	12/31/2006	118.39	5,000	-	-	5,000
	12/28/2001	12/31/2003	12/31/2006	118.39	500	-	-	500
	2/8/2002	12/31/2003	12/31/2006	118.39	4,000	-	-	4,000
6th	2/14/2000	12/31/2004	12/31/2007	180.71	533,200	78,600	8,900	445,700
	6/22/2001	12/31/2004	12/31/2007	180.71	7,000	-	-	7,000
	10/16/2001	12/31/2004	12/31/2007	180.71	5,000	-	-	5,000
	12/28/2001	12/31/2004	12/31/2007	180.71	500	-	-	500
	2/8/2002	12/31/2004	12/31/2007	180.71	5,000	-	-	5,000
7th	2/19/2001	12/31/2005	12/31/2008	234.21	510,000	9,800	8,800	491,400
	2/19/2001	12/31/2005	12/31/2008	234.21	22,000	-	-	22,000
	10/16/2001	12/31/2005	12/31/2008	233.08	5,000	-	-	5,000
	3/10/2003	12/31/2005	12/31/2008	233.08	6,000	-	-	6,000
8th	3/4/2002	12/31/2006	12/31/2009	223.36	534,150	18,100	8,600	507,450
	3/4/2002	12/31/2006	12/31/2009	222.00	9,000	-	-	9,000
9th	3/10/2003	12/31/2007	12/31/2010	151.25	533,900	28,500	1,800	503,600
	3/10/2003	12/31/2007	12/31/2010	151.35	13,500	-	-	13,500

				Total	4,732,850	2,172,200	67,500	2,493,150

The exercise price of each series is fixed taking into consideration the average stock price at the São Paulo Stock Exchange over the period from one to three months prior to the issuance of options - subject to a positive or negative adjustment of up to 20% - at the option granting date and restated by the IGP-M until the month prior to that for exercising the option.

Banco Itaú Holding Financeira S.A.	65

Consolidated Financial Statements

NOTE 16 - RELATED PARTIES
Transactions between related parties are carried out at amounts, terms and rates in accordance with normal market practices in force in the period, as well as under reciprocal conditions.
Transactions between companies included in consolidation were eliminated from the consolidated financial statements and take into consideration the lack of risk.
The unconsolidated related parties are the following:
-	The parent company ITAÚSA, its controlling companies and non-financial subsidiaries, especially Itautec Philco S.A., Duratex S.A., Elekeiroz S.A. and Itaúsa Empreendimentos S.A.;

-	Fundação Itaubanco, FUNBEP - Multi-sponsored Pension Fund and Employees’ Social Security Savings of BEG (PREBEG), closed private pension entities, that administer supplementary retirement plans sponsored by ITAÚ HOLDING and/or its subsidiaries, as described in Note 20a; and

-	Fundação Itaú Social and Instituto Itaú Cultural, entities sponsored by ITAÚ to act in their respective areas of interest, as described in Note 22e and Note 22f.

The transactions with these related parties are not significant in the overall context of ITAÚ HOLDING CONSOLIDATED operations, and besides those already mentioned above, are basically characterized by:
-	Bank transactions under normal operations, in unrestricted compliance with the limits imposed by the Brazilian Central Bank (BACEN), such as movement of current accounts, investments in and redemption of securities and the provision for custody/management services.

-	Purchase, lease, maintenance and technical assistance of IT equipment from Itautec Philco S.A. and subsidiaries.

-	Rental of real estates from Itaúsa, Fundação Itaubanco, FUNBEP and PREBEG.

Banco Itaú Holding Financeira S.A.	66

Consolidated Financial Statements

NOTE 17 - CANCELLATION OF LISTED COMPANY REGISTRATION OF BANESTADO, BEG AND BEMGE
With the objective of decreasing the costs arising from the maintenance of the register as listed company and the strategic interest of Itaú Holding in being the only financial institution in the conglomerate to have shares listed in the stock exchange, it was decided that the register of BANESTADO, BEG and BEMGE as listed companies would be cancelled.

Therefore, in order to Cancel the Listed Company’s Register Itaú made a Public Offering for Acquisition of Common and Preferred Shares ("OPA") to the shareholders of those bank’s outstanding shares, as determined in § 4 of article 4 of Law 6404/76, concluded with the auction carried out in the São Paulo Stock Exchange (BOVESPA) on August 25, 2003.
On September 18, 2003, the remaining shares were redeemed by the issuing banks to be cancelled, in conformity with § 5 of article 4, of Law nº 6404/76.
The goodwills generated by the acquisitions resulting from the OPA and the redemption of the remaining shares, in the amount of R$ 19,933, were fully amortized and allocated to Extraordinary Result.

	Number of shares	(%) *	Amount paid

BANESTADO	17,217,197	2.60	16,906
BEG	41,926,341	1.16	7,063
BEMGE	3,956,867,588	0.15	4,002
TOTAL			27,971

(*) Percentage in relation to the total capital shares of the company.

Banco Itaú Holding Financeira S.A.	67

Consolidated Financial Statements

NOTE 18 - MARKET VALUE
The financial statements are prepared in accordance with accounting principles which assume the normal continuity of the operations of ITAÚ HOLDING and its subsidiaries.

The book value of each financial instrument, whether included or not in the balance sheet, when compared to the values that might be obtained in an active market, or in the absence of such markets, using the net present value of future cash flows adjusted based on the current market interest, are approximately equal to the market value, or do not have a market quotation available, except for the instruments in the table below:

	ITAÚ HOLDING CONSOLIDATED
	BOOK VALUE		MARKET		Unrealized income (loss) (1) (2)
					Result

	12/31/2003	12/31/2002	12/31/2003	12/31/2002	12/31/2003

Interbank deposits	10,662,017	6,962,937	10,672,421	6,965,440	10,404
Securities and derivatives	29,419,806	25,188,384	29,419,806	25,188,384
Securities unrealized result					1,556,027
Additional provision (exceeding minimum required)					545,000
Adjustment of securities available for sale					758,434
Adjustment of securities held to maturity					252,593
Reclassification of additional provision					-
Loan, and lease operations and other credits	35,495,624	35,247,130	35,814,568	35,158,046	318,944
Investment in BPI	677,177	639,824	1,303,939	924,824	626,763
Time and interbank deposits and funds from acceptance and
Issuance of securities and borrowings abroad	21,225,053	25,008,024	21,192,138	24,835,202	32,915
Securitization of payment orders abroad	1,974,940	1,423,374	1,900,913	1,253,506	74,027
Subordinated debts	4,813,571	5,706,924	4,755,897	5,025,242	57,674
Treasury shares	392,235	261,905	631,649	377,377	-
Total unrealized					2,676,754

	ITAÚ HOLDING CONSOLIDATED
	Unrealized income (loss) (1) (2)
	Result	Stockholders’ equity

	12/31/2002	12/31/2003	12/31/2002

Interbank deposits	2,503	10,404	2,503
Securities and derivatives
Securities unrealized result	511,302	687,793	455,606
Additional provision (exceeding minimum required)	760,000	545,000	760,000
Adjustment of securities available for sale	(199,304)	-	-
Adjustment of securities held to maturity	(49,394)	142,793	(49,394)
Reclassification of additional provision	-	-	(255,000)
Loan, and lease operations and other credits	(89,084)	318,944	(89,084)
Investment in BPI	285,000	626,763	285,000
Time and interbank deposits and funds from acceptance and
Issuance of securities and borrowings abroad	172,822	32,915	172,822
Securitization of payment orders abroad	169,868	74,027	169,868
Subordinated debts	681,682	57,674	681,682
Treasury shares	-	239,414	115,472
Total unrealized	1,734,093	2,047,934	1,793,869

(1) Does not consider the corresponding tax effects.
(2) Includes unrealized gains to minority interest amounting to R$ 307,036 (R$ 156,751 at 12/31/2002) on income and R$ 257.229 (R$ 116.966 at 12/31/2002) on stockholders’ equity.

Banco Itaú Holding Financeira S.A.	68

Consolidated Financial Statements

To obtain the market values for these financial instruments, the following criteria were adopted:
-	Interbank deposits were determined based on their nominal values, monetarily restated to maturity dates and discounted to present value using future market interest rates and swap market rates for fixed-rate securities and using market interest rates for fixed-rate securities published in the Gazeta Mercantil on January 2, 2004 for floating-rate securities.

-	Securities were stated at their market value, and Derivative Financial Instruments, according to the rules established by Circular 3068 and Circular 3082 of November 8, 2001 and January 30, 2002, respectively, issued by the Brazilian Central Bank (BACEN) are recorded at their market value, except for those classified as Held to Maturity. Government Securities allocated in this category have their market value calculated based on the rates obtained in the market, and validated through the comparison with information provided by the National Association of Open Market Institutions (ANDIMA). Private securities included in this category have their market value calculated using a criterion similar to the one adopted for Investments in Interbank Deposits, as described above.

-
Loans with maturity over 90 days, when available, were calculated based on their net present value of future cash flows discounted at market interest rates effective on the balance sheet date, taking into account the effects of hedges as well (swap contracts).

-	Other investments and equity shares in foreign subsidiary and affiliated companies (BPI) are determined based on stock market quotations, book value per share and auction quotations.

-
Time and interbank deposits and funds from acceptances and issuance of securities, when available, were calculated based on their present value determined by future cash flows discounted at future market interest rates, swap market rates for fixed-rate securities, and for floating-rate securities, market interest rates for fixed-rate securities published in the Gazeta Mercantil on January 2, 2004. The effects of hedges (swap contracts) are also taken into account.

-
Securitization of the Payment Orders Abroad, based on the net present value of the future cash flows estimated as from the interest curves of the indexation market places, net of the interest rates practiced in the market on the balance sheet date, considering the credit risk of the issuer, calculated based on the market price of other securities issued by the same.

-
Subordinated Debts, based on the net present value of future fixed or post-fixed cash flows in foreign currency, net of the interest rates practiced in the market on the balance sheet date and considering the credit risk of the issuer. The post-fixed cash flows are estimated as from the interest curves of the indexation market places.

-
Treasury shares are valued according to the average quotation available on the last trading day of the month or, if this is not available, according to the most recent quotation on prior trading days, published in the daily bulletin of each Stock Exchange.

Banco Itaú Holding Financeira S.A.	69

Consolidated Financial Statements

NOTE 19 - RECLASSIFICATIONS FOR COMPARISON PURPOSES
At December 31, 2002 balance, reclassifications to preserve the comparison due to regrouping of shares, were carried out in the Balance Sheet, of the accounts with characteristics of loan operations, Insurance Premium Receivables, Liabilities for Local Borrowings and Onlendings, Credit Card Operations, Securitization of Payment Orders Abroad, and Technical Provisions for Insurance, Pension Plans and Capitalization and of a more adequate classification of financial income from Leasing Operations, financial income and expenses of Insurance, Pension Plans and Capitalization, income from Loans Recovery, result of Exchange Operations and other.

	ITAÚ HOLDING CONSOLIDATED
	Prior Disclosure	Reclassifications	Reclassified Balances

ASSETS
LOAN OPERATIONS
Public sector	983,271	(983,271)	-
Private sector	32,315,289	(32,315,289)	-
(Allowance for loan losses)	(2,859,194)	2,859,194	-
LEASING OPERATIONS
Private sector	1,014,377	(1,014,377)	-
(Allowance for loan losses)	(101,507)	101,507	-
LOAN, AND LEASE AND OTHER CREDITS
Operations characterized of Credit Assignment	-	38,419,275	38,419,275
(Allowance for loan losses)	-	(3,172,145)	(3,172,145)
OTHER CREDITS
Exchange portfolio	8,615,297	(2,185,732)	6,429,565
Income Receivable	924,992	(468,575)	456,417
Insurance Premiums Receivable	-	468,575	468,575
Sundry	11,339,979	(1,920,606)	9,419,373
(Allowance for Other Loan Losses)	(211,444)	211,444	-
TOTAL ASSETS	111,141,435	-	111,141,435

LIABILITIES
INTERBANK ACCOUNTS
Interbank onlendings	31,344	(31,344)	-
BORROWINGS AND ONLENDINGS
Local Borrowings	-	331,307	331,307
Foreign Borrowings	-	9,685,984	9,685,984
Local Onlendings - Official Institutions	-	4,552,311	4,552,311
Interbank Onlendings	-	31,344	31,344
BORROWINGS	10,017,291	(10,017,291)	-
LOCAL ONLENDINGS - OFFICIAL INSTITUTIONS	4,552,311	(4,552,311)	-
TECHNICAL PROVISIONS OF INSURANCE, PENSION PLAN AND CAPITALIZATION	-	4,402,866	4,402,866
OTHER LIABILITIES
Negotiation and Intermediation of Securities	1,701,885	(1,423,374)	278,511
Technical Provisions for Insurance, Pension Plan and Capitalization - Committed	502,302	(502,302)	-
Credit Card Operations	-	2,033,221	2,033,221
Securitization of Payment Orders Abroad	-	1,423,374	1,423,374
Sundry	5,888,368	(2,033,221)	3,855,147
TECHNICAL PROVISIONS OF INSURANCE, PENSION PLAN AND CAPITALIZATION - UNCOMMITTED	3,900,564	(3,900,564)	-
TOTAL LIABILITIES	111,141,435	-	111,141,435

STATEMENT OF INCOME
INCOME FROM FINANCIAL INTERMEDIATION
Loan Operations	12,372,221	10,622	12,382,843
Result of Operations with Marketable Securities	10,697,850	(235,532)	10,462,318
Financial Result of Operations with Insurance, Pension Plan and Capitalization	-	578,063	578,063
Result of Exchange Operations	382,504	(120,347)	262,157
EXPENSES FROM FINANCIAL INTERMEDIATION
Money Market	(10,788,312)	(35,585)	(10,823,897)
Financial Expenses of Technical Provisions for Pension Plan and Capitalization	-	(337,368)	(337,368)
Borrowings and Onlendings	(3,677,507)	(96,963)	(3,774,470)
Allowance for Loan Losses	(2,565,830)	2,565,830	-
FINANCIAL INTERMEDIATION BEFORE ALLOWANCE FOR LOAN LOSSES	7,182,542	2,328,720	9,511,262
ALLOWANCE FOR LOAN LOSSES
Expense of Allowance for Loan Losses	-	(2,565,830)	(2,565,830)
Income from Recovery of Credits Written-Off as Losses	-	304,960	304,960
GROSS INCOME FROM FINANCIAL INTERMEDIATION	7,182,542	67,850	7,250,392
OTHER OPERATING INCOME (EXPENSES)	(2,930,471)	(64,483)	(2,994,954)
Income from Services Rendered	4,276,698	189,751	4,466,449
Result of Operations with Insurance, Pension Plan and Capitalization	-	649,909	649,909
Personnel expenses	(3,172,711)	(31,701)	(3,204,412)
Other Administrative Expenses	(3,808,747)	(231,128)	(4,039,875)
Tax Expenses	(850,290)	(35,616)	(885,906)
Other Operating Income	584,451	(100,072)	484,379
Other Operating Expenses	(1,086,895)	144,283	(942,612)
OPERATING INCOME	4,252,071	3,367	4,255,438
NON OPERATING RESULT	(54,052)	(3,367)	(57,419)
NET INCOME	2,376,723	-	2,376,723

Banco Itaú Holding Financeira S.A.	70

Consolidated Financial Statements

NOTE 20 - BENEFITS TO EMPLOYEES
Under the terms of CVM Deliberation 371, dated December 13, 2000, we present the policies adopted by ITAÚ HOLDING and its subsidiaries regarding to benefits to employees, as well as the accounting procedures adopted:
a) Supplementary retirement benefits

ITAÚ HOLDING and its subsidiaries sponsors supplementary retirement plans managed by the closed private pension entities Fundação Itaubanco, FUNBEP - Multi-sponsored Pension Fund and Employees’ Social Security Savings of BEG (PREBEG). The main purpose of these entities is to grant life annuity benefits (FUNBEP, PREBEG and the plan of Fundação Bemge de Seguridade Social (FASBEMGE), which also grant death benefits) in order to supplement the retirement paid by the Social Security. All of these plans are closed to new participants.

As regards the new employees hired after August 1, 2002, they have the option to participate in a defined contribution plan (PGBL) managed by Itaú Previdência e Seguros S.A.

During the period, the contributions paid totaled R$ 32,287 (R$ 31,346 from January 1 to December 31, 2002). The contribution rate increases based on the beneficiary’s salary.

b) Post-employment benefits

ITAÚ HOLDING subsidiaries do not sponsor other post-employment benefits, except in those cases arising from maintenance obligations according to the acquisition agreements signed by ITAÚ, under the terms and conditions established, in which health plans are totally or partially sponsored for retired workers and beneficiaries. During the period, the contributions made totaled R$ 9,678 (R$ 7,209 from January 1 to December 31, 2002). The contribution rate increases based on the beneficiary’s age.

c) Net amount of assets and actuarial liabilities of the benefit plans:

The assets and actuarial liabilities calculated in conformity with the criteria established by CVM Deliberation 371/2000 are summarized below.

	12/31/2003	12/31/2002

Net assets of the plans	6,925,160	5,541,053
Actuarial liabilities	(5,731,144)	(4,989,799)

Surplus (1)	1,194,016	551,254

(1) According to paragraph 49.g of the attachment to the CVM Resolution 371/00, the net assets were not recognized.
In addition to the reserves recorded by the plans, the sponsors have provisions in the amount of R$ 27,094.(R$ 59,130 at December 31, 2002) to cover insufficient actuarial reserves.

d) Changes of net assets and actuarial liabilities, and surplus

DESCRIPTION	01/01 to 12/31/2003			01/01 to 12/31/2002

	Assets	Actuarial liabilities	Surplus	Assets	Actuarial liabilities	Surplus

Present value - beginning of the period	5,541,053	(4,989,799)	551,254	4,858,498	(4,674,431)	184,067
Adjustments in the period (1)	-	2,302	2,302	-	(96,028)	(96,028)
Expected return from assets/ Cost of current service + interest	671,953	(664,958)	6,995	588,676	(582,212)	6,464
Benefits paid	(280,499)	280,499	-	(238,466)	238,466	-
Contributions employer/participants	47,297	-	47,297	51,641	-	51,641
Gains/(Losses) in the period (2)/(3)	945,356	(359,188)	586,168	280,704	124,406	405,110
Present value - end of period	6,925,160	(5,731,144)	1,194,016	5,541,053	(4,989,799)	551,254

(1)	Adjustments arising from the review of the scope of assumed commitments and related effects on actuarial computations;
(2)	The gains in assets correspond to the earnings obtained above the expected return rate of assets assumption;
(3)
Gains/losses in actuarial liabilities arise from the differences between teh actuarial premises and which effectively occurred, with a highlight to the adoption of the mortality table GAM-83 (see note 20.e observation 2).

Banco Itaú Holding Financeira S.A.	71

Consolidated Financial Statements

e) Main assumptions used in actuarial assessment

History	12/31/2003	12/31/2002

Discount rate (1)	10.24 % a.a.	10.24 % a.a.
Return rate expected for the assets	12.32 % a.a.	12.32 % a.a.
Mortality table	GAM-83	(2)
Turnover (3)	Exp.Itaú 99/01	Exp. Itaú 99/01
Future Salary Growth	7.12 % a.a.	7.12 % a.a.
Growth of the pension fund and social security benefits	4.00 % a.a.	4.00 % a.a.
Inflation	4.00 % a.a.	4.00 % a.a.
Actuarial method	Projected Unit .Credit (4)	Projected Unit .Credit (4)

(1)	Considering the plans managed by FUNBEP and PREBEG, sponsored by BANESTADO and BEG, a discount rate of 11.80% p.a. and 12.32% p.a., respectively, started being used as from December 31, 2002, considering the weighted average return rate expected for the assets of the mentioned plans, including fixed income securities with terms compatible with those of the actuarial obligations.
(2)
In December 31, 2002, the Supplementary Retirement Plan, the Benefit Plan 002 and the Life Supplementary Retirement Plan, managed by Fundação Itaubanco, and FUNBEP used the AT-49 table, while the Franprev Benefit Plan, also managed by Fundação Itaubanco, PREBEG and the Healthcare Plans adopted the GAM-71 table. As of December 31, 2003, to replace these tables, the GAM-83 table started being used.

(3)	The turnover assumption is based on the effective participants of Banco Itaú S.A., resulting in an average of 2.0% p.a. based on experience 1999/2001.
(4)
Using the Projected Unit Credit method, the mathematical reserve is determined by the current projected benefit amount multiplied by the ratio between the time of service in the company at the assessment date and the time of service that will be reached at the date when the benefit is granted. The cost is determined taking into account the current projected benefit amount distributed along the years each participant is employed.

Banco Itaú Holding Financeira S.A.	72

Consolidated Financial Statements

NOTE 21 - STRATEGIC ALLIANCE WITH AMERICA ONLINE LATIN AMERICA INC.
On June 12, 2000, a strategic alliance with America Online Latin America Inc. (AOLA) was established through a joint venture made by America Online Inc. and by the Cisneros group for providing interactive services in Latin America. Itaú purchased 12% of stockholding interest in the capital of AOLA (representing 31,700,000 class A common shares). Itaú and America Online Brasil Ltd. (AOLB), a subsidiary of AOLA, contracted the rendering of interactive and marketing services by Itaú. The acquisition of shares did not imply a monetary disbursement, since a payment related to the services rendering agreement was received at the time of the subscription, at an equal amount. The transaction is subject to restrictions and goals to be complied with under the contractual term of five years.
In March 2001, a further 4,237,840 class A common shares were acquired due to a capital increase after a joint decision with AOL and with the companies belonging to the Cisneros group.
The amount related to the agreement, received in advance, and previously recorded in our financial statements as offsetting the cost of share purchase, was recorded under other liabilities as of December 31, 2003 (Note 11b).
On December 31, 2003, in order to maintain the net assets related to the strategic alliance at their market value on that date (US$1.42 per share), the provision was supplemented by R$ 213,404 amounting to R$ 546,439.
Considering the amount paid in advance, the excess provision related to the market value is of R$ 267,131.

Base date	US dollar exchange rate	Share market quotation (US$)	Number of thousand shares lot	Unit cost of shares (US$)	Cost of shares portfoliio	Established provision	Reducer account	Net assets	Market value of shares	Amounts received in advance (liabilities)

8/15/2000	1.7938	8.0000	31,700	8.000	454,912	-	(454,836)	76	454,912	-
12/29/2000	1.9554	2.6880	31,700	8.000	495,889	-	(438,325)	57,564	166,619	-
12/31/2001	2.3204	4.5500	35,938	6.858	571,886	-	(393,185)	178,701	379,425	-
12/31/2002	3.5333	0.3700	35,938	6.675	847,640	(433,974)	(366,683)	46,983	46,983	-
9/30/2003	2.9234	1.0500	35,938	6.683	702,093	(333,035)	(305,917)	63,141	110,314	-
12/31/2003	2.8892	1.4200	35,938	6.683	693,880	(546,439)	-	147,441	147,441	(267,131)

Banco Itaú Holding Financeira S.A.	73

Consolidated Financial Statements

NOTE 22 - ADDITIONAL INFORMATION
a) Investment funds and managed portfolios - ITAÚ HOLDING, through its subsidiary companies, manages the following types of investments funds: privatization, fixed income, shares, open portfolio shares, investment clubs, its customers’ and Group portfolios, domestic and foreign, distributed, as follows:

	Amount		Amount (*)		Number of funds

	12/31/2003	12/31/2002	12/31/2003	12/31/2002	12/31/2003	12/31/2002

Investment funds	74,176,552	54,200,549	74,176,552	54,200,549	645	757
Fixed income	71,506,124	51,989,300	71,506,124	51,989,300	579	653
Shares	2,670,428	2,211,249	2,670,428	2,211,249	66	104
Managed portfolios	22,821,049	18,866,932	5,920,910	4,966,753	2,223	2,411
Customers	11,805,360	11,004,487	3,170,182	3,603,364	2,174	2,360
Itaú Group	11,015,689	7,862,445	2,750,728	1,363,389	49	51
TOTAL	96,997,601	73,067,481	80,097,462	59,167,302	2,868	3,168

(*) It refers to the distribution after elimination of double countings of managed funds in investment funds.
b) Funds from Consortia

	12/31/2003	12/31/2002

Monthly estimate of installments receivable from participants	28,482	1,035
Group liabilities by installments	1,037,224	60,598
Participants - assets to be delivered	931,806	59,219
Funds available for participants	107,931	790

(In numbers)
Number of managed groups	883	34
Number of current participants	118,403	3,853
Number of assets to be delivered to participants	43,210	47

c)	Insurance Policy - ITAÚ HOLDING and its subsidiaries, despite the low risk exposure due to a non-physical concentration of their assets, have the policy to guarantee its values and assets at amounts considered sufficient to cover possible claims.

Banco Itaú Holding Financeira S.A.	74

Consolidated Financial Statements

d) Foreign currencies
The balances in Reais linked to foreign currency were:

	ITAÚ HOLDING CONSOLIDATED
	12/31/2003	12/31/2002

Permanent foreign investments (*)	6,570,795	7,614,642
Net amount of assets and liabilities indexed to foreign currency, including derivatives	(7,268,304)	(4,923,246)
Net foreign exchange position	(697,509)	2,691,396

(*) Not considering the participation of the other shareholders of Banco Itaú Europa, the net foreign exchange position would be R$ (1,409,481), (R$ 1,990,683 on December 31, 2002), in ITAÚ HOLDING CONSOLIDATED.
e)
Fundação Itaú Social - ITAÚ is the main sponsor of Fundação Itaú Social, whose objectives are: 1) managing "Itaú Social Program" which aims at coordinating the organization’s role in projects of interest for the community by supporting or developing social, scientific and cultural projects, mainly in the elementary education and health areas; 2) supporting projects or initiatives in progress, supported or sponsored by entities qualified to work in the "Itaú Social Program" and 3) providing food and other similar benefits to the employees of Itaú and other group companies.
Donations made by the consolidated companies (R$ 50 million in the period) were destined to the foundation’s social investment fund, which totaled R$ 302 million at December 31, 2003, and the income arising thereof should be destined for the foundation’s social purposes.

f)
Instituto Itaú Cultural - IIC - ITAÚ is the founding member and supporter of Instituto Itaú Cultural - IIC, an entity formed to grant incentives, promote and preserve Brazil’s cultural heritage. During the period, the consolidated companies donated to IIC the amount of R$ 17,333 (R$ 22,131 from January 1 to December 31, 2002).

g)
Commissions receivable - Full provision has been made for the amount of commissions receivable relating to services rendered to the Social Security Institute (INSS), comprising the period from January 2002 to December 2003, totaling R$ 107,956 (R$ 49,829 corresponding to the period from January to December 2002, as of December 31, 2002). No commissions were received in the year (in 2002, receipts totaled R$ 46,921 for the period from May to November 2000).

h)
Profit sharing - Employees - Law 10,101 of December 19, 2000 - In accordance with the conditions approved in the collective bargaining, the following amounts were allocated to employees’ profit sharing:.

	01/01 to 12/31/2003		01/01 to 12/31/2002

	With BBA and FIAT	Without BBA and FIAT

Amount of the profit sharing for the year	312,919	273,550	225,230
Tax effects	(93,729)	(92,664)	(75,679)
Net value of tax effects	219,190	180,886	149,551

Banco Itaú Holding Financeira S.A.	75

Consolidated Financial Statements

NOTE 23 - ADDITIONAL INFORMATION ON AFFILIATES AND SUBSIDIARIES
In order to permit a better analysis of the financial situation of the group, we present below a summary of accounting information, which has been consolidated according to the activities of the respective companies, as well as foreign branches and financial institutions and main financial institutions in the country.
a) Consolidated credit card companies and insurance, capitalizatin and pension fund companies’ information.

	Credit card companies		Insurance, capitalization and pension fund companies
	(1)		(2)

	12/31/2003	12/31/2002	12/31/2003	12/31/2002

Assets
Current and long-term receivables
Cash and cash equivalents	35,492	21,810	26,134	28,301
Short-term interbank deposits	369,890	670,386	-	-
Securities	267,218	138,729	8,668,065	4,799,986
Receivable from insurance operations	-	-	570,620	468,623
Credit portfolio	2,855,576	2,267,529	-	-
Credit card operations	3,170,817	2,773,621	-	-
Allowance for loan losses	(315,241)	(506,092)	-	-
Other receivables	792,142	749,947	420,030	301,484
Other assets	11,254	6,553	175,342	138,704
Permanent assets
Investments	2,425,541	1,674,077	1,150,290	794,017
Property and equipment	100,252	75,328	214,163	219,594
Deferred charges	1,345	18,279	3,663	2,613
Total	6,858,710	5,622,638	11,228,307	6,753,322

Liabilities
Current and long-term liabilities
Insurance operations payable	-	-	136,456	139,682
Borrowings	265,851	119,479	-	-
Tax and social security	273,370	203,526	433,642	317,161
Credit card operations	2,562,509	2,151,113	-	-
Technical provisions for insurance, pension plan and capitalization	-	-	7,689,117	4,402,866
Other	983,391	764,325	541,581	232,964
Deferred income	-	-	44	44
Minority interest in subsidiaries	-	-	48	41
Stockholders’ equity
Capital and reserves	2,044,342	1,914,295	1,762,866	1,327,991
Income for the period	729,247	469,900	664,553	332,573
Total	6,858,710	5,622,638	11,228,307	6,753,322

(1)	Includes Itaú Personnalité Administradora de Cartões de Crédito e Serviços Ltda., Itaucard Administradora de Cartões de Crédito e Imobiliária Ltda. (a company incorporated on 4/1/2002, by Itaucard Financeira S.A. Crédito, Financiamento e Investimento), Bemge Administradora de Cartões de Crédito Ltda., Banestado Administradora de Cartões de Crédito Ltda., SISPLAN - Sistema de Processamento de Dados, Planejamento e Administração de Cartão de Crédito Ltda., Itaucard Financeira S.A. Crédito, Financiamento e Investimento and, proportionally, Credicard Comercial e Importadora Ltda., Credicard S.A. Administradora de Cartões de Crédito, Redecard S.A. and Orbitall Serviços e Processamento de Informações Comerciais Ltda.

(2)
Includes Banerj Seguros S.A., Itaú Capitalização S.A., Itaú Previdência e Seguros S.A., Itaú Seguros S.A., Bemge Seguradora S.A., Capitaliza - Empresa de Capitalização S.A., Cia. de Seguros Gralha Azul, Paraná Cia. de Seguros, Itauseg Saúde S.A. and Gralha Azul Saúde S.A., and only at 12/31/2003, AGF Vida e Previdência S.A. - companies regulated by the Insurance Company Regulatory Agency (SUSEP).

Banco Itaú Holding Financeira S.A.	76

Consolidated Financial Statements

b) Foreign Subsidiaries

	Foreign branches (1)		Banco Itaú Buen Ayre S.A.		Banco Itaú Europa S.A. Consolidated (2)		Itau Bank, Ltd.

	12/31/2003	12/31/2002	12/31/2003	12/31/2002	12/31/2003	12/31/2002	12/31/2003

Assets
Current assets and long-term receivables
Cash and cash equivalents	54,818	88,027	433,115	144,653	59,758	53,841	45,013
Short-term interbank deposits	4,282,009	1,054,887	-	14,129	3,835,353	3,392,867	251,220
Money market	93,834	192,707	-	-	-	-	27,008
Interbank deposits	4,188,175	862,180	-	14,129	3,835,353	3,392,867	224,212
Securities	2,514,154	4,168,882	321,648	325,530	1,930,101	1,632,865	1,623,677
Brazil	1,194,641	1,086,486	-	-	97,570	22,495	384,951
Federal Government	709,775	300,615	-	-	42,491	-	129,226
Financial institutions	484,866	785,871	-	-	55,079	22,495	255,725
Other	1,319,513	3,082,396	321,648	325,530	1,832,531	1,610,370	1,238,726
Interbank and interbranch accounts	-	-	10,571	7,064	-	-	-
Loans, leasing operations and other credits	1,277,939	6,120,969	604,708	323,301	1,979,006	2,717,058	569,714
Foreign trade loans	-	6,081,352	-	-	-	1,899,160	-
Other	1,277,939	39,617	604,708	323,301	1,979,006	817,898	569,714
Prepaid expenses	80,881	93,314	730	1,868	3,388	2,605	28
Other assets	356,641	484,189	37,196	107,000	60,712	2,335,858	319
Permanent assets
Investments	575,381	3,666	3,248	4,587	535,898	34,037	17,322
Fixed assets	1,293	1,485	59,336	63,699	11,267	11,729	92
Deferred charges	3,040	2,807	61,926	53,426	1,528	1,966	15
Total	9,146,156	12,018,226	1,532,478	1,045,257	8,417,011	10,182,826	2,507,400

Liabilities and stockholders’ equity
Current and long-term liabilities
Deposits	702,197	1,522,497	1,134,483	581,906	4,332,272	4,254,396	239,456
Demand deposits	22,159	27,116	557,775	192,866	369,277	490,583	12,417
Savings accounts	-	-	177,860	84,064	-	-	-
Interbank deposits	176,389	61,728	3,902	6,242	262,457	300,854	36,086
Time deposits	503,649	1,433,653	394,946	298,734	3,700,538	3,462,959	190,953
Money market	360,171	378,650	-	-	644,821	859,388	9,210
Deposits received under securities repurchase agreements	907,072	1,180,837	-	-	954,391	790,363	-
Interbank and interbranch accounts	-	-	-	-	-	-	-
Borrowings	1,842,239	4,083,461	31,247	38,571	772,225	784,135	59,428
Derivative financial instruments	12,954	41,351	-	-	57,855	24,930	28,842
Other liabilities	3,344,933	3,010,828	95,409	86,858	247,682	2,542,344	1,175,169
Deferred income	10,420	17,077	-	-	1,223	1,080	897
Minority interest in subsidiaries	-	-	-	-	111	-	-
Stockholders’ equity
Capital and reserves	1,679,199	1,916,003	308,871	156,157	1,371,888	887,868	670,825
Income from the year	286,971	(132,478)	(37,532)	181,765	34,543	38,322	323,573
Total	9,146,156	12,018,226	1,532,478	1,045,257	8,417,011	10,182,826	2,507,400

	Itau Bank, Ltd.	IFE - Banco Bemge (Uruguay) S.A. and Banco Del Paraná S.A.		Non-financial (3)		Banco Itaú-BBA S.A. Subsidiaries (4)

	12/31/2002	12/31/2003	12/31/2002	12/31/2003	12/31/2002	12/31/2003	12/31/2002

Assets
Current assets and long-term receivables
Cash and cash equivalents	17,784	5,902	3,566	29,561	28,171	65,768	10,759
Short-term interbank deposits	805,800	19,176	141,473	90,454	99,227	1,722,006	1,929,745
Money market	23,148	-	-	-	-	-	-
Interbank deposits	782,652	19,176	141,473	90,454	99,227	1,722,006	1,929,745
Securities	1,008,459	-	-	715,265	3,982	3,883,803	2,994,148
Brazil	190,684	-	-	336	759	2,665,356	2,452,664
Federal Government	2,726	-	-	336	759	-	417,728
Financial institutions	187,958	-	-	-	-	2,665,356	2,034,936
Other	817,775	-	-	714,929	3,223	1,218,447	541,484
Interbank and interbranch accounts	-	2,111	10,221	-	-	-	-
Loans, leasing operations and other credits	971,635	53	19,811	-	-	2,851,414	1,818,554
Foreign trade loans	924,430	-	2,193	-	-	-	12,314
Other	47,205	53	17,618	-	-	2,851,414	1,806,240
Prepaid expenses	1,320	-	-	35	6	13,800	16,834
Other assets	140,417	75	21,592	671,229	775,481	45,679	250,273
Permanent assets
Investments	1,542,613	-	686	2,778,654	4,420,911	28,856	33,158
Fixed assets	157	407	746	894	807	195	239
Deferred charges	31	23	124	975	2,588	29	132
Total	4,488,216	27,747	198,219	4,287,067	5,331,173	8,611,550	7,053,842

Liabilities and stockholders’ equity
Current and long-term liabilities
Deposits	370,355	3,173	25,270	1	-	2,661,913	1,536,879
Demand deposits	4,081	468	8,379	-	-	395,993	543,760
Savings accounts	-	-	5,690	-	-	-	-
Interbank deposits	157,390	-	-	1	-	-	-
Time deposits	208,884	2,705	11,201	-	-	2,265,920	993,119
Money market	18,388	-	-	-	-	-	-
Deposits received under securities repurchase agreements	5,017	-	-	-	-	1,219,328	676,480
Interbank and interbranch accounts	-	59	80	-	-	-	-
Borrowings	-	-	-	48,445	186,051	2,988,157	2,734,548
Derivative financial instruments	38,743	-	-	-	-	217,952	427,772
Other liabilities	1,422,194	5,425	19,856	222,705	85,566	187,244	251,041
Deferred income	-	-	-	491	1,697	6,250	16,768
Minority interest in subsidiaries	-	-	-	301	499	-	-
Stockholders’ equity
Capital and reserves	2,600,516	35,011	161,691	3,571,190	4,940,721	1,247,543	1,410,354
Income from the year	33,003	(15,921)	(8,678)	443,934	116,639	83,163	-
Total	4,488,216	27,747	198,219	4,287,067	5,331,173	8,611,550	7,053,842

	Foreign consolidated (5)

	12/31/2003	12/31/2002

Assets
Current assets and long-term receivables
Cash and cash equivalents	683,969	337,507
Short-term interbank deposits	7,594,367	7,122,495
Money market	120,841	215,854
Interbank deposits	7,473,526	6,906,641
Securities	10,594,249	9,931,938
Brazil	4,342,854	3,753,089
Federal Government	881,828	721,828
Financial institutions	3,461,026	3,031,261
Other	6,251,395	6,178,849
Interbank and interbranch accounts	12,682	17,285
Loans, leasing operations and other credits	7,105,675	11,801,910
Foreign trade loans	-	8,909,837
Other	7,105,675	2,892,073
Prepaid expenses	98,935	116,693
Other assets	1,138,868	4,100,639
Permanent assets
Investments	684,536	1,501,111
Fixed assets	74,122	79,772
Deferred charges	67,945	61,665
Total	28,055,348	35,071,015

Liabilities and stockholders’ equity
Current and long-term liabilities
Deposits	6,419,420	7,954,814
Demand deposits	1,330,598	1,245,195
Savings accounts	177,860	89,753
Interbank deposits	399,329	369,828
Time deposits	4,511,633	6,250,038
Money market	1,042,976	1,256,426
Deposits received under securities repurchase agreements	2,925,345	2,570,509
Interbank and interbranch accounts	59	80
Borrowings	5,710,418	7,657,476
Derivative financial instruments	285,884	532,796
Other liabilities	4,933,704	7,289,100
Deferred income	19,280	36,350
Minority interest in subsidiaries	147,467	158,822
Stockholders’ equity
Capital and reserves	5,300,391	7,884,569
Income from the year	1,270,404	(269,927)
Total	28,055,348	35,071,015

(1)	Banco Itaú S.A. - Grand Cayman Branch and Banco Itaú S.A. - New York Branch.
(2)	Banco Itaú Europa, S.A., BIE - Bank & Trust, Ltd., Banco Itaú Europa Luxembourg S.A., Banco Itaú Europa Fund Management Company, S.A., and BIEL Fund Management Company S.A.
(3)
Afinco Americas Madeira, SGPS, Soc. Unipessoal Ltda., BFB Overseas N.V., BFB Overseas Cayman, Ltd., Externalizacion Global S.A., Inversora del Buen Ayre S.A. Sociedad Gerente de Fondos Comunes de Inversion, Itaú Europa, SGPS, Lda., Itaúsa Portugal - SGPS, S.A., Itaú Leasing de Chile Ltda., Zux Cayman Company Ltd., Zux SGPS, Lda, BIEL Holdings AG, IPI - Itaúsa Portugal Investimentos, SGPS Lda., Itaú Europa Luxembourg Advisory Holding Company S.A.,Itaúsa Europa - Investimentos, SGPS, Lda., Agate SàRL, ITB Holding Ltd., Topaz Holding Ltd., Itaú USA Inc, Jasper Internacional Investiment LLC, Itauinv - Itaú International Investment LLC, ITrust Servicios Financeiros S.A. and, only at 12/31/2003, Albarus S.A., Amethyst Holding Ltd., Garnet Corporation, and Zircon Corporation.

(4)	BBA-Creditanstalt Bank Ltd., Banco Itaú-BBA S.A. - Nassau Branch, Banco BBA-Creditanstalt S.A. - Uruguay Branch Office, Mundostar S.A., BBA Representaciones S.A., Karen International Ltd., Nevada Woods S.A., an only at 12/31/2003, AKBAR - Marketing e Serviços, Lda, BBA Overseas Ltd., and BBA Icatu Securities, INC.
(5)	Information on foreign consolidated presents net balances of eliminations from consolidation.

Banco Itaú Holding Financeira S.A.	77

Consolidated Financial Statements

c) Banco Itaú Buen Ayre
I- Effects in the period
In the table below we show the effects of "pesification" on the results and balance sheet of Banco Itaú Buen Ayre and ITAÚ HOLDING CONSOLIDATED, which have already been duly absorbed by provisions formed in prior years, at an exchange rate of P$ 2.94598 to the dollar at 12/31/2003 (P$ 3.37684 at 12/31/2002):

	12/31/2003 (1)		12/31/2002 (2)	Variations

Assets
Current and long-term assets
Cash and cash equivalents	433,115		144,653	288,462
Short-term interbank deposits	-		14,129	(14,129)
Securities	321,648	(3)	325,530	(3,882)
Interbank and interbranch accounts	10,571		7,064	3,507
Loan operations	604,708		323,301	281,407
Loans and financings	643,326		476,444	166,882
(-) Allowance for loan losses	(38,618)		(153,143)	114,525
Other assets	37,926		108,868	(70,942)
Permanent assets
Investments	3,248		4,587	(1,339)
Property and equipment	59,336		63,699	(4,363)
Deferred charges	61,926		53,426	8,500
Total	1,532,478		1,045,257	487,221

Liabilities
Current and long-term liabilities
Deposits	1,134,483		581,906	552,577
Demand deposits	557,775		192,866	364,909
Savings deposits	177,860		84,064	93,796
Interbank deposits	3,902		6,242	(2,340)
Time deposits	394,946		298,734	96,212
Borrowings and onlendings	31,247		38,571	(7,324)
Other liabilities	95,409		86,858	8,551
Stockholders’ equity	271,339		337,922	(66,583)	(4)
Total	1,532,478		1,045,257	487,221

(1)	The statements at 12/31/2003 reflect the "pesification" effects and consider the conversion to R$ using the rate of P$ 2.94598 per USD.

(2)	The statements at 12/31/2002 already reflect the effects of "pesification" and consider:
	a)	the conversion of operations contracted using the free USD rate at P$ 3.37684;
	b)	the conversion of operations contracted using the commercial USD rate at P$ 1.40;
	c)	the recording of bonds foreseen by Argentine authorities to offset losses from the "pesification" of loan operations, estimated at R$ 78,218, at 30% of their face value of R$ 23,466;
	d)	the conversion to R$ considers the devaluation of all operations, after the conversions mentioned above, at P$ 3.37684 per USD.

(3)	Includes R$ 87,150 in Argentine government securities (compulsory deposits) and R$ 18,879 in bonds to compensate for losses from the "pesification" on loan operations at 50% of their face value of R$ 37,427.

(4)	The decrease in stockholders’ equity of R$ (66,583) reflected on ITAÚ HOLDING CONSOLIDATED is attributable to:
	a)	R$ (21,188) in exchange losses arising from the appreciation of the Argentine Peso against the U.S. dollar (12.76%) lower than the appreciation of the real against the U.S. dollar (18.23%) in the period;
	b)	R$ (73,736) of recurring losses arising from Itaú Buen Ayre in the period, which arises mainly from exchange losses on assets indexed to the U.S. dollar;
	c)	R$ (7,863) arising from adjustments of provisions for prior years taxes, whose regulation by the Argentine Government was concluded after the disclosure of the 12/31/2002 balance sheet; and
	d)	R$ 36,204 arising from partial reversal of the previously recorded provision for the bonds received to offset losses on loans transactions, based on their fair value. Part of the amount above refers to the reversal of provision arising from the sale of part of the bonds.

Banco Itaú Holding Financeira S.A.	78

Consolidated Financial Statements

II- Credit Portfolio and Allowance for Loan Losses after the “Pesification” effects

	12/31/2003

	Portfolio balance			Total allowance

Risk level	Individuals	Businesses (*)	Total	Minimum required		Total

				Individuals	Businesses

AA	-	187,459	187,459	-	-	-
A	-	196,381	196,381	-	982	982
B	66,034	74,878	140,911	660	749	1,409
C	915	10,893	11,808	27	327	354
D	353	60,035	60,388	35	6,004	6,039
E	363	4	367	109	1	110
F	984	31,341	32,325	492	15,670	16,162
G	417	-	417	292	-	292
H	4,871	8,398	13,269	4,871	8,398	13,269
TOTAL	73,937	569,389	643,326	6,487	32,131	38,618

(*) Includes the amount of R$ 516,726 of operations contracted with corporate companies, which are subsidiaries of foreign companies.

Banco Itaú Holding Financeira S.A.	79

Consolidated Financial Statements

d) Main banking institutions in the country

	ITAÚ	BANERJ		BEG		BEMGE
	(1)			(2)		(3)

	12/31/2003	12/31/2003	12/31/2002	12/31/2003	12/31/2002	12/31/2003

Assets
Current assets and long-term receivables
Cash and cash equivalents	1,972,051	68,245	88,926	3,718	6,444	10,018
Short-term interbank deposits	22,079,727	781,053	1,552,848	305,881	219,431	1,879,468
Securities	24,676,284	1,268,895	2,043,841	98,720	75,260	387,879
Interbank and interbranch accounts	8,292,136	699,143	659,422	6,010	13,750	126,527
Loans, and lease and other credits	26,988,185	951,926	532,561	50,295	98,824	28,673
Other receivables	16,909,115	178,464	486,087	158,898	182,701	679,402
Other assets	1,107,761	273,822	157,739	9,324	10,372	24,179
Permanent assets
Investments	909,766	2,777,647	4,326,905	1,687	1,254	6,841,361
Property and Equipment	1,979,795	20,043	33,092	5,518	10,985	2,192
Deferred charges	260,838	1,676	3,832	-	17	263
Total	105,175,658	7,020,914	9,885,253	640,051	619,038	9,979,962

Liabilities and stockholders’ equity
Current and long-term liabilities
Deposits	35,042,855	4,541,126	5,919,509	284,709	262,024	6,937,120
Open market	16,770,512	811,193	694,741	-	-	209,446
Funds from acceptance and issuance of securities	3,512,813	-	-	-	-	-
Interbank and interbranch accounts	596,831	13,381	18,962	318	27	979
Borrowings and on-lendings	6,757,511	90	293	5,748	7,474	-
Derivative financial instruments	492,236	17,069	9,262	-	-	-
Technical provision for pension plan, insurance and capitalization	7,689,117	-	-	-	-	-
Other liabilities	24,154,555	405,042	294,393	104,154	177,708	377,532
Deferred income	98,786	479	451	-	-	6
Minority interest in subsidiaries	3,003,692	-	-	73	66	16,287
Stockholders’ equity
Capital and reserves	3,885,547	568,855	2,492,772	177,517	160,842	1,909,948
Net Income for the period	3,171,203	663,679	454,870	67,532	10,897	528,644
Total	105,175,658	7,020,914	9,885,253	640,051	619,038	9,979,962

	BEMGE	BANESTADO		ITAÚ-BBA		FINÁUSTRIA
	(3)	(4)		(5)		(6)

	12/31/2002	12/31/2003	12/31/2002	12/31/2003	12/31/2002	12/31/2003

Assets
Current assets and long-term receivables
Cash and cash equivalents	8,181	22,121	38,989	204,368	26,192	4,196
Short-term interbank deposits	1,712,782	5,445,970	720,159	4,093,688	5,747,820	311,956
Securities	372,585	790,098	448,848	6,773,825	4,442,678	33,620
Interbank and interbranch accounts	127,810	264,530	258,903	174,204	197,829	-
Loans, and lease and other credits	29,586	376,211	833,841	8,527,884	6,604,181	639,444
Other receivables	711,683	1,642,426	1,183,521	1,448,420	1,400,222	71,852
Other assets	25,329	41,573	111,405	34,142	33,087	23,336
Permanent assets
Investments	3,030	10,059	22,296	14,546	73,461	4,822
Property and Equipment	4,717	44,027	53,726	28,874	31,182	2,448
Deferred charges	682	17,201	9,878	14,828	10,323	1,669
Total	2,996,385	8,654,216	3,681,566	21,314,779	18,566,975	1,093,343

Liabilities and stockholders’ equity
Current and long-term liabilities
Deposits	745,796	601,501	1,989,379	6,748,321	5,222,318	748,207
Open market	-	386,707	21,809	856,317	2,408,198	-
Funds from acceptance and issuance of securities	-	-	126	1,224,029	1,155,230	-
Interbank and interbranch accounts	1,169	6,875	7,042	180,804	14,359	-
Borrowings and on-lendings	-	86,369	136,004	6,207,542	5,073,857	2,908
Derivative financial instruments	-	186	106	611,564	1,054,757	5,138
Technical provision for pension plan, insurance and capitalization	-	-	19,249	-	-	-
Other liabilities	351,754	906,365	929,273	2,216,018	1,686,297	43,025
Deferred income	6	779	836	10,212	24,116	1,350
Minority interest in subsidiaries	12,706	352	1,238	-	63,359	-
Stockholders’ equity
Capital and reserves	1,844,873	6,594,907	580,405	2,912,904	1,436,541	279,236
Net Income for the period	40,081	70,175	(3,901)	347,068	427,943	13,479
Total	2,996,385	8,654,216	3,681,566	21,314,779	18,566,975	1,093,343

	FINÁUSTRIA	FIAT
	(6)	(7)

	12/31/2002	12/31/2003

Assets
Current assets and long-term receivables
Cash and cash equivalents	6,821	18,744
Short-term interbank deposits	47,655	942,636
Securities	132,866	178,211
Interbank and interbranch accounts	-	-
Loans, and lease and other credits	1,059,317	1,659,495
Other receivables	90,632	96,462
Other assets	14,001	3,962
Permanent assets
Investments	6,270	-
Property and Equipment	13,746	2,176
Deferred charges	2,063	-
Total	1,373,371	2,901,686

Liabilities and stockholders’ equity
Current and long-term liabilities
Deposits	578,672	2,059,292
Open market	-	-
Funds from acceptance and issuance of securities	287,850	-
Interbank and interbranch accounts	-	-
Borrowings and on-lendings	71,259	72,407
Derivative financial instruments	70,612	12,127
Technical provision for pension plan, insurance and capitalization	-	-
Other liabilities	83,730	275,401
Deferred income	1,799	19,302
Minority interest in subsidiaries	-	-
Stockholders’ equity
Capital and reserves	279,449	405,624
Net Income for the period	-	57,533
Total	1,373,371	2,901,686

(1) Includes Banco Itaú S.A. and subsidiaries.

(2) Includes Banco BEG S.A., BEG - Distribuidora de Títulos e Valores Mobiliários S.A. and SISPLAN - Sistema de Processamento de Dados, Planejamento e Administração de Cartão de Crédito Ltda.

(3) Includes Banco Bemge S.A., Bemge Administradora de Cartões de Crédito Ltda., Investimentos Bemge S.A., Lineinvest Participações S.A. and, only at 12/31/2003, Aesa Administração e Participações S.A., Carnaubeiras Administração e Participações S.A., Guarará Administração e Participações S.A., Kiribati Participações Ltda., Solaris Participações S.A., Taizan Participações S.A. e Tucupy Participações Ltda.

(4) Includes Banco Banestado S.A., Asban Participações Ltda., Banco Del Paraná S.A., Banestado Administradora de Cartões de Crédito Ltda., Banestado Leasing S.A. - Arrendamento Mercantil, Banestado Corretora de Valores Mobiliários S.A., Banestado S.A. - Participações, Administração e Serviços, Capitaliza - Empresa de Capitalização S.A., (contemplating the result until 11.30.2003), Melro Administração e Participações Ltda. and, only at 12/31/2003, Topaz Holding Ltd and Albarus S.A.

(5) Includes Banco Itaú-BBA S.A. and its foreign branches (Nassau and Uruguay), BBA Representaciones S.A., Itaú-BBA Trading S.A., IF Participações S/C Ltda., Karen International Ltd., Nevada Woods S.A., Itaú-BBA Corretora de Títulos e Valores Mobiliários S.A., BBA-Creditanstalt Finanças e Representações Ltda., BBA-Creditanstalt Bank Ltd., Mundostar S.A. and, only 12.31.2003, AKBAR - Marketing e Serviços Lda., BBA Overseas Ltd., Puerto Companhia Securitizadora de Créditos Financeiros and, only at 12/31/2002, Itaú Alocação de Ativos Ltda., Itaú-BBA Holding S.A., Itaú Distribuidora de Títulos e Valores Mobiliários S.A., Fina Promoção e Serviços S.A., Fináustria Arrendamento Mercantil S.A., Fináustria Assessoria, Administração e Serviços de Crédito S/C Ltda., Fináustria Cia de Crédito, Financiamento e Investimento, and Fináustria Participações S.A.

(6) Includes Fináustria Cia de Crédito, Financiamento e Investimento, Itaú Alocação de Ativos Ltda., Itaú-BBA Holding S.A., Itaú Distribuidora de Títulos e Valores Mobiliários S.A., Fina Promoção e Serviços S.A., Fináustria Arrendamento Mercantil S.A., Fináustria Assessoria, Administração e Serviços de Crédito S/C Ltda., and Fináustria Participações S.A.

(7) Includes Banco FIAT S.A. and FIAT Administradora de Consórcios Ltda.

Banco Itaú Holding Financeira S.A.	80

Consolidated Financial Statements

e) Statement of Income of Banco Itaú-BBA S.A. and Banco Fiat S.A.

	01/01 to 12/31/2003

	Without BBA and Fiat	Itaú-BBA	Fináustria	FIAT	Eliminations

INCOME FROM FINANCIAL OPERATIONS	13,365,455	1,030,898	391,209	522,658	(814,456)
Loans	6,148,648	211,806	370,863	438,622	6,339
Leases	218,211	-	19,370	8,133	-
Securities	4,945,897	740,867	976	55,622	(820,795)
Insurance, pension plan, and capitalization	1,156,477	-	-	-	-
Trade finance and foreign exchange portfolio	27,568	40,598	-	-	-
Compulsory deposits	868,654	37,627	-	20,281	-
EXPENSES FROM FINANCIAL INTERMEDIATION	(4,026,703)	185,877	(206,560)	(281,288)	831,149
Deposits, money market and interbank funds	(4,180,639)	(554,754)	(211,917)	(296,295)	827,089
Technical provision for insurance, pension plan, and capitalization	(703,204)	-	-	-	-
Borrowings, assignments and onlendings	857,140	740,631	5,357	15,007	4,060
RESULT OF FINANCIAL INTERMEDIATION BEFORE LOAN LOSSES	9,338,752	1,216,775	184,649	241,370	16,693
LOAN LOSSES	(1,224,861)	(353,427)	(48,486)	(10,908)	-
Allowance for loan losses expenses	(1,745,079)	(371,419)	(58,232)	(32,292)	-
Income from recovery of loans written off as losses	520,218	17,992	9,746	21,384	-
GROSS INCOME FROM FINANCIAL OPERATIONS	8,113,891	863,348	136,163	230,462	16,693
OTHER OPERATING INCOME (EXPENSES)	(2,659,559)	(208,010)	(100,737)	(134,526)	(438,445)
Banking service fees	4,952,991	76,801	23,152	70,991	(2,766)
Income from insurance, pension plan and capitalization operations	747,245	-	-	-	-
Personnel expenses	(3,006,646)	(95,923)	(34,492)	(29,872)	(7,265)
Other administrative expenses	(4,315,582)	(91,463)	(81,144)	(147,350)	9,520
Tax expenses	(1,014,543)	(63,849)	(16,565)	(19,403)	(3,880)
Equity in income (losses) of unconsolidated investments	442,407	6,264	-	-	(424,163)
Other operating income	228,806	38,196	14,693	10,622	(10,653)
Other operating expenses	(694,237)	(78,036)	(6,381)	(19,514)	762
OPERATING INCOME	5,454,332	655,338	35,426	95,936	(421,752)
NON-OPERATING INCOME	(177,329)	128	(16,406)	(16,248)	(1,308)
INCOME BEFORE TAXATION AND PROFIT SHARING	5,277,003	655,466	19,020	79,688	(423,060)
INCOME TAX AND SOCIAL CONTRIBUTION	(1,338,536)	(215,938)	(4,407)	(21,151)	(6,661)
EXTRAORDINARY RESULT	(561,845)	(25,151)	-	-	21,906
PROFIT SHARING
Employees - Law 10,101 of 12/19/2000	(180,886)	(36,391)	(930)	(951)	(32)
Managers - Statutory Law 6,404 of 12/15/1976	(44,935)	(30,918)	(204)	(53)	-
MINORITY INTERESTS	1,019	-	-	-	(10,233)
NET INCOME	3,151,820	347,068	13,479	57,533	(418,080)

01/01 to 12/31/2003

With BBA and Fiat

INCOME FROM FINANCIAL OPERATIONS	14,495,764
Loans	7,176,278
Leases	245,714
Securities	4,922,567
Insurance, pension plan, and capitalization	1,156,477
Trade finance and foreign exchange portfolio	68,166
Compulsory deposits	926,562
EXPENSES FROM FINANCIAL INTERMEDIATION	(3,497,525)
Deposits, money market and interbank funds	(4,416,516)
Technical provision for insurance, pension plan, and capitalization	(703,204)
Borrowings, assignments and onlendings	1,622,195
RESULT OF FINANCIAL INTERMEDIATION BEFORE LOAN LOSSES	10,998,239
LOAN LOSSES	(1,637,682)
Allowance for loan losses expenses	(2,207,022)
Income from recovery of loans written off as losses	569,340
GROSS INCOME FROM FINANCIAL OPERATIONS	9,360,557
OTHER OPERATING INCOME (EXPENSES)	(3,541,277)
Banking service fees	5,121,169
Income from insurance, pension plan and capitalization operations	747,245
Personnel expenses	(3,174,198)
Other administrative expenses	(4,626,019)
Tax expenses	(1,118,240)
Equity in income (losses) of unconsolidated investments	24,508
Other operating income	281,664
Other operating expenses	(797,406)
OPERATING INCOME	5,819,280
NON-OPERATING INCOME	(211,163)
INCOME BEFORE TAXATION AND PROFIT SHARING	5,608,117
INCOME TAX AND SOCIAL CONTRIBUTION	(1,586,693)
EXTRAORDINARY RESULT	(565,090)
PROFIT SHARING
Employees - Law 10,101 of 12/19/2000	(219,190)
Managers - Statutory Law 6,404 of 12/15/1976	(76,110)
MINORITY INTERESTS	(9,214)
NET INCOME	3,151,820

Banco Itaú Holding Financeira S.A.	81

Consolidated Financial Statements

NOTE 24 - STATEMENT OF CASH FLOW
We present below the Statement of Cash Flow prepared by the Indirect Method
a) Itaú Holding Consolidated

	01/01 to 12/31/2003	01/01 to 12/31/2002

Adjusted net income	8,054,051	8,968,256
Net income	3,151,820	2,376,723
Adjusted net income:	4,902,231	6,591,533
Adjustment to market value of securities and derivative financial instruments (assets/liabilities)	(726,211)	576,914
Allowance for loan losses	2,207,022	2,565,830
Results from operations with subordinated debt	(349,051)	544,759
Results from operations with foreign payment order securitization	(230,095)	25,889
Change in technical provision for insurance, pension plan and capitalization	2,577,518	1,384,722
Assets deferred income tax	(32,683)	(617,691)
(Income) deficit on disposal of assets	37,928	(30,437)
Equity in the results of subsidiaries and associated companies	(24,508)	(477,114)
Exchange variation of permanent asset and assets not for own use	11,020	74,685
Extraordinary result on associated companies	791,443	1,344,123
- Amortization of goodwill	626,323	1,344,123
- Additional depreciation	165,120	-
Provision for losses	36,977	255,438
Depreciation and amortization	593,657	551,971
Minority interest result	9,214	392,444
Changes in assets and liabilities	(5,529,773)	(30,444,311)
(Increase) Decrease in short-term interbank investments	(3,803,654)	(6,904,847)
(Increase) Decrease in securities and derivative financial instruments	(2,490,363)	(6,620,987)
(Increase) Decrease in compulsory deposits with Brazilian Central Bank	1,796,244	(5,210,179)
(Increase) Decrease in interbank and interbranch accounts	(28,452)	302,589
(Increase) Decrease in loan, lease and other credit operations	(2,455,516)	(13,490,461)
(Increase) Decrease in other credits and assets	(1,425,816)	(46,213)
(Decrease) Increase in technical provisions for insurance, pension plan and capitalization	708,733	(205,542)
(Decrease) Increase in other liabilities	2,124,548	1,703,990
(Decrease) Increase in deferred income	44,503	27,339
Operating Activities - net cash provided by (invested)	2,524,278	(21,476,055)
Sale of assets not for own use	277,812	170,681
Sale of investments	17,862	9,374
Sale of fixed assets for use	22,350	224,933
Decrease in deferred charges	5,747	17,440
Purchase of assets not for own use	(180,066)	(166,475)
Purchase of investments	(47,264)	(206,818)
Goodwill in the acquisition of investments	(591,953)	(1,368,512)
Purchase of fixed assets for use	(462,654)	(636,680)
Deferred charges	(160,064)	(161,856)
Change in participation of minority interest	41,947	36,363
Investment Activities - net cash provided by (invested)	(1,076,283)	(2,081,550)
Increase (decrease) in deposits	(2,299,313)	10,666,153
Increase (decrease) in money market	5,056,458	(648,179)
Increase (decrease) in funds for issuance of securities	(796,276)	1,649,193
Increase (decrease) in liabilities by borrowing and onlendings	(1,632,780)	5,429,635
Increase (decrease) in derivative financial instruments liabilities	(1,429,636)	2,199,260
Increase (decrease) in credit card operations	490,391	70,050
Increase (decrease) in foreign payment order securitization	781,661	1,397,485
Increase (decrease) in liabilities for subordinated debt	(522,220)	3,729,334
Granting for share options	37,768	33,435
Share subscription	522,220	57,050
Purchase of own shares	(285,617)	(222,758)
Adjustments of prior years of securities and derivatives - Bacen Circular 3068/01 and 3082/02	-	24,022
Interest on own capital paid and/or provisioned	(1,107,949)	(828,579)
Financing Activities - net cash provided by (invested)	(1,185,293)	23,556,101
INCREASE /(DECREASE) IN CASH AND CASH EQUIVALENTS, NET	262,702	(1,504)
At the beginning of the period	1,894,256	1,895,760
At the end of the period	2,156,958	1,894,256
INCREASE/DECREASE IN CASH AND CASH EQUIVALENTS, NET	262,702	(1,504)

Banco Itaú Holding Financeira S.A.	82

Consolidated Financial Statements

b) ITAÚ HOLDING

01/01 to 12/31/2003

Adjusted net income (loss)	(59,529)
Net income	2,032,977
Adjusted net income: Equity in the results of associated companies	(2,092,506)
Change in assets and liabilities	51,944
(Increase) Decrease in short-term interbank investments	(25,173)
(Increase) Decrease in securities and derivative financial instruments	2,124
(Increase) Decrease in other credits and liabilities	74,993
Operating Activities - net cash provided by (invested)	(7,585)
Interest on own capital received from subsidiaries	1,213,298
Investment Activities - net cash provided by (invested)	1,213,298
Increase (decrease) in deposits	150,095
Purchase of own shares	(285,617)
Interest on own capital paid and/or provisioned	(1,107,949)
Granting for exercised equity options	37,768
Financing Activities - net cash provided by (invested)	(1,205,703)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS, NET	10
At the beginning of the period	3
At the end of the period	13
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS, NET	10

Banco Itaú Holding Financeira S.A.	83

Consolidated Financial Statements

REPORT OF INDEPENDENT AUDITORS
To the Board of Directors and Stockholders
Banco Itaú Holding Financeira S.A.

1.	We have audited the financial statements of Banco Itaú Holding Financeira S.A. and Banco Itaú Holding Financeira S.A. and its subsidiaries (Consolidated) as of December 31, 2003.These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements.

2.	We conducted our audit in accordance with approved Brazilian auditing standards, which require that we perform the audit to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audit taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the Bank and its subsidiaries, (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements and (c) assessing the accounting practices used and significant estimates made by Bank management, as well as evaluating the overall financial statement presentation.

3.	In our opinion, the financial statements audited by us present fairly, in all material respects, the financial position of Banco Itaú Holding Financeira S.A. and Banco Itaú Holding Financeira S.A. and its subsidiaries (Consolidated) at December 31, 2003, the result of operations, the changes in stockholders’ equity and the changes in the financial position for the year and the six-month period then ended, as well as the consolidated results of operations and the changes in the consolidated financial position for the year then ended, in conformity with accounting practices adopted in Brazil.

4.	We previously audited the financial statements of Banco Itaú S.A. and its subsidiaries (Consolidated) at December 31, 2002 and issued our report thereon dated March 7, 2003, without exceptions. This information is being compared to that at December 31, 2003 of Banco Itaú Holding Financeira S.A. and its subsidiaries (Consolidated). As described in Note 1 to these financial statements, Banco Itaú Holding Financeira became the sole shareholder of Banco Itaú S.A. on February 27, 2003.

São Paulo, February 13, 2004
PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5
Ricardo Baldin
Accountant CRC 1SP110374/O-0
Emerson Laerte da Silva
Accountant CRC 1SP171089/O-3

Banco Itaú Holding Financeira S.A.	84

Consolidated Financial Statements

REPORT OF BANCO ITAÚ HOLDING FINANCEIRA INTERNAL CONTROLS COMMITTEE
1.	In conformity with Resolution of the Central Bank of Brazil, in 1999 Banco Itaú Holding Financeira S/A started to implement an Internal Controls System (SICIC) to assure an adequate control of credit, market and operational risks inherent to the banking activity.

The Committee, created through a Stockholders’ Meeting decision, must evaluate the reliability of the System implemented and verify whether the Itaú Conglomerate’s operations and businesses comply with the regulatory provisions. It must also issue opinions on the semiannual reports presented by the Internal Audit regarding conclusions and recommendations about the System’s development stage and its improvements. These opinions must be submitted to the plenary of the Board of Directors.

2.	In the second half of 2003, with the assistance of the Audit Board and of the Risk Control and Operating Support Board, we proceeded to a follow-up on the implementation of various risk management initiatives and on the development of a SICIC assessment methodology, as the System is driven to allow a proper capital allocation considering operating risks, according to the guidelines of the Basel Agreement II. We should point out that, during the second six-month period to which this report refers, an international consulting firm issued a positive appreciation after a careful evaluation of the development stage of the SICIC system implemented and its outcome for the organization.

3.	The January 26, 2004 Internal Audit Report was prepared for the second six-month period of 2003, and makes a comprehensive assessment regarding the advanced implementation level of the SICIC system, as well as analyses in details the effective compliance with prior recommendations and makes new recommendations based on prior experience.

On this basis, in our OPINION the report must be approved by the Board, both regarding the conclusions and the recommendations that it presents.
We submit this REPORT to the Board of Directors under the terms of Article 7 of the Bank’s Statutes.
São Paulo, February 13, 2004.
Carlos da Câmara Pestana
Alcides Lopes Tápias
Henri Penchas

(Approved at the Meeting of the Board of Directors of February 16, 2004)

Banco Itaú Holding Financeira S.A.	85

Consolidated Financial Statements

BANCO ITAÚ HOLDING FINANCEIRA S.A.
CNPJ. 60.872.504/0001-23                  NIRE. 35300010230

OPINION OF THE FISCAL COUNCIL
The effective members of the Fiscal Council of Banco Itaú Holding Financeira S.A., after examining the management report and the financial statements for the year ended on december 31, 2003, have verified the correctness of all elements presented which fairly reflect the net equity, financial position and the activities during the period, recommending that they be approved by the Company’s Administrative Council.

São Paulo-SP, February 16, 2004.
GUSTAVO JORGE LABOISSIERE LOYOLA
ALBERTO SOZIN FURUGUEM
IRAN SIQUEIRA LIMA

Banco Itaú Holding Financeira S.A.	86

Banco itaú Holding Financeira S.A.

Management Discussion and Analysis

December 2003

Contents

Executive Summary	89
Analysis of the Consolidated Performance	96
Analysis of the Net Interest Margin	97
Results from Doubtful Debts	98
Banking Service Fees	100
Administrative Expenses	101
Other Operating Income/Expenses	103
Analysis of the Consolidated Balance Sheet	104
Credit Operations	105
Balance Sheet by Currency	107
Analysis of the Pro Forma Results	108
Banco Itaú Segments	112
Banking	113
Credit Cards	114
Insurance, Capitalization and Pension Plans	115
Investment Funds and Managed Portfolio	118
Banco Itaú BBA	119
Activities Abroad	120
Ownership Structure	122
Risk Management	124
Performance in the Stock Market	127
Independent Auditors’ Report	129

The effects of exchange variation on foreign investments are distributed in the Statement of Income according to the nature of the corresponding accounts.

The tables of this report have the numbers expressed in millions. However, the variations and totals were calculated based on numbers expressed in whole units.

Future expectations resulting from this analysis should take into consideration the risks and uncertainties surrounding any activity and which are beyond the control of the companies in the group (political and economic changes, volatility of interest and exchange rates, technological change, inflation, financial desintermediation, competitive pressures on products and prices, and changes in tax legislation).

Executive Summary

Highlights

			R$ Million (except where indicated)
Statements of Income	4th Q./03	3rd Q./03	4th Q./02	2003	2002
Recurring Net Income	856	822	1,369	3,717	3,080
Extraordinary Net Income	(2)	(15)	(679)	(565)	(703)
Net Income	854	807	689	3,152	2,377
Net Interest Income	2,754	2,765	2,967	10,998	9,511
Net Income from Financial Operations	2,313	2,279	2,121	9,361	7,250
Bank Service Fees	1,343	1,323	1,276	5,121	4,466

Income per Shares (R$)
Consolidated Net Income (per thousand shares)	7.49	7.05	6.20	27.66	21.36
Number of Outstanding Shares (in million)	113,944	114,559	111,247	113,944	111,247
Book Value (per thousand shares)	104.25	100.07	81.23	104.25	81.23
Dividends / JCP (1) (R$ Million)	428	202	83	1,108	829
Dividends / JCP (1) per thousand shares	3.76	1.77	0.74	9.72	7.45
Market Capitalization (R$ Million - period end)	30,453	25,691	17,743	30,453	17,743
Market Capitalization (US$ Million - period end)	10,540	8,788	5,022	10,540	5,022

Performance Ratio (%)
Recurring ROE Annualized	32.1%	31.9%	75.8%	31.3%	34.1%
ROE Annualized	32.0%	31.3%	34.2%	26.5%	26.3%
ROA Annualized	2.9%	2.7%	2.5%	2.7%	2.1%
Solvency Ratio (BIS Ratio)	19.8%	21.5%	18.4%	19.8%	18.4%
Efficiency Ratio	49.5%	47.6%	41.5%	46.1%	50.0%

Consolidated Balance Sheet	Dec 31, 03	Sep 30, 03	Dec 31, 02
Total Assets	118,738	118,982	111,141
Credit Operations	38,659	36,933	38,419
Sureties, Endorsements and Guarantees	5,923	5,766	6,995
Securities + Interbank Accounts	40,082	40,234	32,151
Total Deposits	36,698	34,414	38,997
Stockholder’s Equity of Itaú Consolidated	11,879	11,464	9,036

Relevant Data
Assets Under Management	80,097	71,801	59,167
Employees	42,450	42,196	43,215
Active Customers (Million)	9.2	9.2	9.2
Active Customers (Million) (*)	13.6	13.5	13.5
Branches (units)	2,321	2,319	2,314
CSBs (units)	851	861	878
Automated Teller Machines (units)	20,021	19,244	17,926

(1) JCP (Interests on Own Capital)

The effects of exchange variation on foreign investments are distributed in the Statement of Income according to the nature of the corresponding accounts.

The tables of this report have the numbers expressed in millions. However, the variations and totals were calculated based on numbers expressed in whole units.

Future expectations resulting from this analysis should take into consideration the risks and uncertainties surrounding any activity and which are beyond the control of the companies in the group (political and economic changes, volatility of interest and exchange rates, technological change, inflation, financial desintermediation, competitive pressures on products and prices, and changes in tax legislation).

89 Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Executive Summary

Fourth Quarter of 2003

Net Income
Consolidated net income of Banco Itaú Holding amounted to R$ 854 million in the fourth quarter of 2003, a 5.8% increase from the previous quarter. The financial margin remained virtually stable during the quarter, however the 4.4% increase in the volume of credit operations, including guarantees and sureties, partly offset the decrease in spreads. In line with our strategy to channel resources to consumer credit, credit card and transactions with very small, small and medium-sized companies, the product mix was changed, so as to enhance those operations with a higher yield. Furthermore, our diversification of credit offering policy, coupled with the strict selection of customers, led to a lower expense with provision for loans losses during the period.

Return on Equity
At December 31, 2003, consolidated stockholders’ equity totaled R$ 11,879 million, and accordingly annualized return on equity (ROE) reached 32.0%. As a result of its consistent competitive edge, over the past few years Banco Itaú Holding has been able to record high profitability levels. Banco Itaú Holding’s solvency ratio was 19.8% at December 31, 2003 (14.0% in Tier 1), well above the minimum 11% level required by the Brazilian Central Bank, witnessing to the strength and safety of our institution. Such comfortable position with respect to the resources needed to sustain the bank’s operations supports the risks taken and provides a sound foundation to expand steadily our operations.

Efficiency Ratio (*)
The commitment of Banco Itaú Holding management to focus on administrative cost control, by setting targets to maintain the nominal amount of costs, in order to improve the institution’s efficiency and productivity, among other factors , led to an efficiency ratio of 49.5% in the fourth quarter. This ratio has consistently been below 50%.

(*) The calculation method is shown on the page 16.

Unrealized Result
Unrealized profits amounted to R$ 2,677 million at December 31, 2003, a 29.3% increase compared to September 30, 2003, chiefly as a result of the marking-to-market of Securities and the shareholding in Banco BPI S.A. This balance does not include the additional allowance for doubtful debts, in the amount of R$ 906 million. In the future, as these financial instruments are realized, this amount will be taken to income.

90 Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Executive Summary

Fourth Quarter of 2003

Credit Operations (1)

The corporate reorganization process that Banco Itaú Holding has undergone enabled the improved allocation and use of resources in the individual business lines, thus strengthening their operating autonomy and the pursuit of business opportunities. The 4.4% expansion in the credit portfolio, including guarantees and sureties, during the fourth quarter of 2003, illustrates this situation, as the expansion was particularly intense in transactions with very small, small and medium-sized companies, the balance of which grew by 22.1% in the quarter, totaling R$ 5,317 million; credit card transactions, with a 16.5% increase, totaling R$ 3,171 million; and vehicle financing transactions, with a 7.2% rise, reaching R$ 4,409 million.

(1) Endorsements and Sureties included

NPL Ratio(2) - Individuals x Businesses (%)

The rate of nonperforming loans, derived by dividing the balance of nonperforming loans by the total credit portfolio balance, improved during the fourth quarter of 2003 to reach 4.1%. The improvement is attributable to two factors: on the one hand, the increase in the credit portfolio was concomitant to a high customer selectivity, expanding the portfolio total balance; on the other hand, during this period customers in general tried to settle overdue installments, thus reducing the balance of nonaccrual loans and, consequently, positively impacting the rate.

(2) Non Performing Loans: Loans overdue for more than 60 days

Technical Reserves of Insurance,
Capitalization and Pension Plans

Insurance, Premium Bond and Pension Plan Technical Reserves grew by 26.3% in the fourth quarter of 2003, to reach R$ 7,689 million. This growth is due to the outstanding performance of pension plan products (in particular VGBL and PGBL), which have outperformed market rates, jumping to the second position in the overall ranking. The consolidation of the reserves of AGF Vida e Previdência, with R$ 569 million at December 31, 2003, also impacted the total. The focus on these products gave rise to a 29.5% increase in revenues in the fourth quarter of 2003, from R$ 1,253 million to R$ 1,622 million.

Assets under Management
Total deposits, investment funds and managed portfolios amounted to R$ 116,795 million in the fourth quarter of 2003, a 10.0% growth compared to the prior quarter. The usual increase in economic activities seen in the last quarter of the year is responsible for the expansion in the balance of demand deposits and savings accounts, which reached R$ 27,340 million, up 14.1% on the previous period. Investment funds and managed portfolios also recorded an impressive 11.6% increase during the quarter, reaching R$ 80,097 million.

91 Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Executive Summary

Consolidated Balance Sheet

				R$ Million
				Variation
ASSETS	Dec 31, 03	Sep 30, 03	Dec 31, 02	dec.03-sep.03	dec.03-dec.02

Current and Long Term Assets	115,529	115,744	107,672	(215)	7,857
Cash And Cash Equivalents	2,157	1,644	1,894	513	263
Short-term Interbank Deposits	20,780	21,981	16,972	(1,201)	3,809
Securities and Derivative Financial Instruments	29,420	29,864	25,188	(444)	4,231
Interbank and Interbranch Accounts	8,466	8,891	10,260	(425)	(1,793)
Loans, Leasing Operations and Other Credits	38,659	36,933	38,419	1,726	239
(Allowance for Loan Losses)	(3,163)	(3,290)	(3,172)	127	9
Other Assets	19,210	19,723	18,111	(512)	1,099
Foreign Exchange Portfolio	7,526	7,796	6,430	(271)	1,096
Others	11,685	11,926	11,682	(241)	3
Permanent Assets	3,209	3,238	3,469	(29)	(261)
Investments	924	878	953	46	(29)
Fixed Assets	2,009	2,092	2,240	(83)	(232)
Deferred Changes	276	268	276	8	0

TOTAL ASSETS	118,738	118,982	111,141	(244)	7,596

				R$ Million
				Variation
LIABILITIES	Dec 31, 03	Sep 30, 03	Dec 31, 02	dec.03-sep.03	dec.03-dec.02
Current and Long Term Liabilities	105,658	106,461	101,000	(803)	4,658
Deposits	36,698	34,414	38,997	2,284	(2,299)
Demand Deposits	9,672	7,100	10,389	2,572	(716)
Saving Account	17,667	16,867	17,841	801	(174)
Interbank Deposits	1,208	1,070	539	138	669
Time Deposits	8,150	9,377	10,228	(1,228)	(2,078)
Deposits Received under Securities Repurchase Agreements	16,932	18,294	11,876	(1,362)	5,056
Funds from Acceptances and Issue of Securities	3,759	5,349	4,555	(1,590)	(796)
Interbank and Interbranch Accounts	778	1,958	803	(1,180)	(25)
Borrowings and Onlendings	12,968	13,484	14,601	(516)	(1,633)
Derivative Financial Instruments	755	669	1,959	86	(1,204)
Technical Provisions for Insurance, Pension Plans and Cap.	7,689	6,086	4,403	1,603	3,286
Other Liabilities	26,080	26,208	23,807	(128)	2,273
Foreign Exchange Portfolio	7,785	8,098	6,709	(312)	1,077
Subordinated Debt	4,814	4,770	5,707	43	(893)
Others	13,481	13,340	11,392	141	2,090
Deferred Income	110	74	66	37	45
Minority interest in subsidiaries	1,090	984	1,039	106	51
Stockholder’s Equity	11,879	11,464	9,036	415	2,843

TOTAL LIABILITIES	118,738	118,982	111,141	(244)	7,596
Deposits	36,698	34,414	38,997	2,284	(2,299)
Assets under Management	80,097	71,801	59,167	8,297	20,930
Total Deposits + Assets Under Management	116,795	106,214	98,164	10,581	18,631

92 Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Executive Summary

Consolidated Statement of Income

					R$ Million
					Variation
	4th Q./03	3rd Q./03	2003	2002	4th Q. - 3rd Q.	2003 - 2002
Income from Financial Operations	3,754	4,617	9,976	21,707	(863)	(11,731)
Loans and leasing operations	2,351	2,929	7,422	12,715	(578)	(5,293)
Securities	1,330	1,593	2,032	8,489	(263)	(6,457)
Financial Income of Insurance, Capitalization and Pension Plans	139	137	453	241	2	213
Trade Finance and Foreign Exchange Portfolio	(66)	(42)	68	262	(24)	(194)
Expenses from Financial Operations	(1,000)	(1,852)	1,023	(12,196)	852	13,218
Deposits, Money Market and Interbank Funds	(1,013)	(1,525)	(1,526)	(8,850)	512	7,324
Borrowings, Assignments and On-lending	(173)	(564)	1,622	(3,774)	390	5,397
Compulsory Deposits	186	237	927	429	(51)	497
Net Interest Income	2,754	2,765	10,998	9,511	(11)	1,487
Result for Loan Losses	(441)	(486)	(1,638)	(2,261)	45	623
Provision for Loan and Lease Losses	(615)	(659)	(2,207)	(2,566)	44	359
Credits Recoveries and Renegociated	175	173	569	305	1	264
Net Income from Financial Operations	2,313	2,279	9,361	7,250	34	2,110
Other Operation Income (Expenses)	(1,075)	(932)	(3,541)	(2,995)	(143)	(546)
Banking Service Fees	1,343	1,323	5,121	4,466	21	655
Partial Result of Insurance, Capitalization and Pension Plans	210	171	747	650	39	97
Administrative Expenses	(2,107)	(2,028)	(7,800)	(7,244)	(79)	(556)
Tax Expenses	(352)	(254)	(1,118)	(886)	(98)	(232)
Equity in Income (Losses) of Unconsolidated Investments	58	28	25	477	31	(453)
Other Operating Income / Other Operating Expenses	(229)	(172)	(516)	(458)	(56)	(58)
Operating Income	1,238	1,347	5,819	4,255	(109)	1,564
Non-operating Income	(61)	(36)	(211)	(57)	(24)	(154)
Income before Income Tax and Social Contribution	1,177	1,311	5,608	4,198	(134)	1,410
Income Tax and Social Contribution	(200)	(377)	(1,587)	(546)	177	(1,040)
Extraordinary Results	(2)	(15)	(565)	(703)	13	138
Profit Sharing	(54)	(67)	(295)	(179)	13	(116)
Minority Interests	(66)	(44)	(9)	(392)	(22)	383

Net Income	854	807	3,152	2,377	47	775
Number of shares outstanding In Thousand	113,943,830	114,559,146	113,943,830	111,247,037	(615,316)	2,696,792
Book value per thousand shares - R$	104.25	100.07	104.25	81.23	4.19	23.03
Net income per thousand shares - R$	7.49	7.05	27.66	21.36	0.45	6.30

Note: In this Statement of Income the following reclassifications were made: the committed operation expenses were excluded from interest and charges on deposits and were included in marketable securities. Similarly, the financial expenses with Technical Provisions of Insurance, Pension Plans and Capitalization were reclassified, compounding the financial result of Insurance, Pension Plans and Capitalization.

93 Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Executive Summary
Fourth Quarter of 2003
Segmentation

4th Quarter of 2003	3rd Quarter of 2003

The year 2003 was characterized by an extensive corporate reorganization process, culminating with the formation of Banco Itaú Holding Financeira S.A. This company now includes the different financial business segments of the conglomerate through the incorporation of Banco Itaú shares. The corporate reorganization process was designed to lend increased autonomy and transparency to the operations and financial statements, allowing for the identification of retail, personnalité, private bank, and very small, small and medium-sized companies transactions carried out by Banco Itaú, as well as the corporate segment transactions, reflected in Banco Itaú BBA’s results. Accordingly, the analysis of segment results is based on the pro forma statement of income of Banco Itaú and Banco Itaú BBA, as if the segregation of business units had taken place at the beginning of the year. The allocation of transactions has a merely informative character.

Banco Itaú – Banking

The last quarter of 2003 was characterized by a greater level of economic activity, leading to an increase in the Banking segment operations. During the period, the demand for retail credit transactions grew by 5.1%, the credit portfolio of the very small, small and medium-sized companies increased by 27.3%, boosted by several commercial actions, and default levels dropped, offsetting in part the decrease in spreads during the period.

Credit Cards

Results from credit card operations reached R$ 130 million in the fourth quarter of 2003, a 13.8% decrease compared to the previous quarter. This was chiefly due to the reduced interest rates and spreads during the quarter, as well as the increase in the expense for the allowance for loan losses, as a result of the expanded volume of invoicing usually seen in year-end periods.

Insurance, Premium Bonds and Pension Plans

In spite of the growth in income from insurance premiums, premium bonds and pension plans, results recorded for this segment were 26.0% below the prior quarter figures, decreasing from R$ 138 million to R$ 102 million. Such decrease arises from the expansion in administrative expenses relating to year-end marketing campaigns and the seasonality of pension plan products, in addition to the decrease in financial income brought about by the drop in financial investment rates of return.

Fund Management and Managed Portfolios

The volume of investment funds and managed portfolios totaled R$ 80,097 million in the quarter, increasing by 11.6%. However, service income from this segment remained virtually unaltered during the period, because of lower interest rates, which led to a decrease in performance-based income.

Banco Itaú-BBA

Net income of Banco Itaú BBA in the fourth quarter of 2003 reached R$ 139 million, or a decrease of R$ 28 million compared to the prior quarter. The net income level reflects primarily the reduced treasury results compared to the outstanding performance in the previous quarter, partly offset by the tax effect arising from the decision to pay interest on own capital to shareholders.

94 Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Executive Summary

Fourth Quarter of 2003

The table below shows the relevant variation occurred in the cosolidated statement of income between the fourth and the third quarters of 2003

PRO FORMA STATEMENT OF INCOME PER SEGMENT

			R$ Million
			VARIATION
BANCO ITAÚ	4th Q./03	3rd Q./03	4Q.03/3Q.03
BANKING
Net Interest Income	1,886	1,720	166
Result from Loan Losses	(217)	(278)	61
Banking Service Fees	836	818	19
Administrative Expenses	(1,489)	(1,457)	(32)
Income Tax and Social Contribution	(191)	(176)	(16)
Others	(469)	(344)	(125)
Net Income	356	283	73
CREDIT CARDS
Net Interest Income	334	353	(18)
Result from Loan Losses	(52)	(37)	(15)
Banking Service Fees	253	245	8
Administrative Expenses	(279)	(263)	(16)
Income Tax and Social Contribution	(69)	(79)	9
Others	(56)	(67)	11
Net Income	130	151	(21)
INSURANCE, CAPITALIZATION AND PENSION PLANS
Earned Premiums	428	417	10
Result of Capitalization and Pension Plans	58	48	9
Retained Claims	(242)	(245)	3
Selling Expenses	(93)	(92)	(1)
Administrative Expenses	(201)	(157)	(44)
Financial Income	176	207	(32)
Income Tax and Social Contribution	(56)	(71)	15
Others	33	30	3
Net Income	102	138	(36)
PORTFOLIO MANAGEMENT AND MUTUAL FUNDS
Banking Service Fees	181	183	(2)
Administrative Expenses	(85)	(82)	(3)
Income Tax and Social Contribution	(27)	(32)	5
Others	(24)	(24)	(1)
Net Income	45	46	(1)
CORPORATION
Income Tax and Social Contribution	84	38	46
Extraordinary Result	(2)	(15)	13
Net Income	82	23	59
CONSOLIDATED NET INCOME	715	640	75

			VARIATION
BANCO ITAÚ BBA	4th Q./03	3rd Q./03	4Q.03/3Q.03
Net Interest Income	357	486	(128)
Result from Loan Losses	(172)	(172)	(1)
Banking Service Fees	54	62	(7)
Administrative Expenses	(92)	(92)	(0)
Income Tax and Social Contribution	59	(58)	117
Others	(67)	(59)	(8)
Net Income	139	167	(28)

			VARIATION
BANCO ITAÚ HOLDING	4th Q./03	3rd Q./03	4Q.03/3Q.03
Net Interest Income	2,754	2,765	(11)
Result from Loan Losses	(441)	(486)	45
Banking Service Fees	1,343	1,323	21
Administrative Expenses	(2,107)	(2,028)	(79)
Income Tax and Social Contribution	(200)	(377)	177
Others	(495)	(389)	(106)
Net Income	854	807	47

95 Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

       Banco itaú Holding Financeira S.A.

Analysis of the Consolidated Performance

Analysis of the Consolidated Performance

The Fourth Quarter of 2003

Consolidated net income of Banco Itaú Holding totaled R$ 854 million in the fourth quarter of 2003, a 5.8% increase compared to the previous quarter. The last quarter of 2003 was characterized by a greater level of economic activity, leading to an increase in Banco Itaú Holding operations. During the period, the Bank experienced increases both in the demand for retail credit transactions - in particular credit card and vehicle financing activities - and business actions designed to foster the very small, small and medium- sized companies segment, in parallel with decreasing default levels. Additionally, income from insurance premium, premium bonds and pension plans increased 29,5%, primarily due to the good acceptance of pension plan products, as well as the development of new products. Those factors impacting net income for the period are detailed below.

Financial Margin

In the fourth quarter of 2003, financial margin reached R$ 2,754 million, a 0.4% drop from the previous quarter. During the period, the volume of the credit portfolio, including guarantees, increased by 4.4%, partly offsetting the decline in spreads as a result of reduced interest rates in the period. In addition, the portfolio mix was changed, with a higher share of transactions with very small, small and medium-sized companies, credit card, and vehicle financing transactions.

Income from treasury and gap management totaled R$ 223 million in the quarter (R$ 153 million, net of tax effects), which is equal to a 3.3% decrease compared to the R$ 231 million posted in the previous quarter (R$ 167 million, net of tax effects). The combination of such factors led to an annualized Net Interest Margin of 14.7% in the fourth quarter of 2003, compared to the 15.2% rate in the prior quarter.

Net Interest Margin Analysis

					R$ Million
NET INTEREST INCOME		4th Q./03	3rd Q./03	2003	2002

A)	Income from Loans and Leases	2,351	2,929	7,422	12,715
B)	Securities + Trade Finance and Foreign Exchange Portfolio	1,265	1,551	2,100	8,751
C)	Financial Income of Insurance, Capitalization and Pension Plans	139	137	453	241
D)	Income from Financial Operations	3,754	4,617	9,976	21,707
E)	Expenses from Financial Operations	(1,000)	(1,852)	1,023	(12,196)
F)	Net Interest Income	2,754	2,765	10,998	9,511
	AVERAGE BALANCE FROM OPERATIONS (*)
	Average Gross Loans	37,796	37,643	38,416	32,005
(-)	Average Nonperforming Loans	1,670	1,762	1,676	1,670
G)	Average Net Loans	36,126	35,881	36,741	30,335

	Average Cash and Cash Equivalents + Short-Term Interbank Deposits + Securities - Money Market Funding - Derivative Financial Instruments	34,598	31,813	31,735	22,161
	Average Interbank and Interbranch Accounts	8,679	9,404	9,650	8,384
	Average Net Foreign Exchange Portfolio	(281)	(337)	(260)	83
	Average Net Loans	36,126	35,881	36,741	30,335
H)	Average Earning Assets	79,121	76,761	77,865	60,964
	Average Deposits	35,556	34,620	36,585	31,138
	Average Funds from Acceptances and Issue of Securities	4,554	5,217	4,801	3,747
	Average Interbank and Interbranch Accounts	1,368	2,372	1,751	2,475
	Average Borrowing	13,226	13,040	13,516	10,333
	Average Onlending Borrowings	4,792	4,706	4,980	2,517
I)	Average Funding Resources	59,495	59,955	61,633	50,210
AVERAGE RATIOS
	Annual Average Ratio of Income from Loans and Leases = A/G	28.7%	36.9%	20.2%	41.9%
	Annual Average Ratio of Income from Financial Operations = D/H	20.4%	26.3%	12.8%	35.6%
	Annual Average Ratio of Interest Expense = E/I	6.9%	12.9%	-1.7%	24.3%
	Net Interst Margin = F/H	14.7%	15.2%	14.1%	15.6%

(*) The average balance for the quarter is equal to the arithmetical average of the balances on the last days of the current and previous quarters. The average balance for any given year is equal to the arithmetical average of the balances on the last days of the five previous quarters (Dec+Mar+Jun+Sep+Dec)/5.

97 Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Analysis of the Consolidated Performance

Results from Doubtful Debts

Results from doubtful debts reached R$ 441 million in the fourth quarter, declining by 9.3% from the previous quarter. The current credit policy of Banco Itaú Holding has enabled an increased volume of credit extensions coupled with reduced default levels. Itaú Holding develops specific products for the individual segments, applying credit risk assessment techniques suitable for each one of them.

During the fourth quarter, Itaú Holding adopted a conservative strategy by recording specific allowances to cover 100% of the credits extended to corporate customers belonging to certain economic sectors.

The strategy of diversified loans offers, simultaneously with a high selectivity of clients, results in a decrease in the allowance expense for individuals in the period.

Analysis of Expenses with the Provision for Loan and Lease Losses

								R$ Million
	4th Q./03			3rd Q./03			2nd Q./03
	Individuals	Businesses	Total	Individuals	Businesses	Total	Individuals	Businesses	Total

(Increase)/Generic Reversal	26	9	35	8	(135)	(128)	(62)	154	92
(Increase)/Specific Reversal	(372)	(285)	(657)	(381)	(85)	(466)	(322)	(249)	(571)

Subtotal (Increase)/Reversal	(346)	(276)	(622)	(374)	(221)	(594)	(384)	(95)	(479)
Exceeding Provision			7			(65)			(5)

Expenses for Provision for Loan Losses			(615)			(659)			(484)

Credits Recoveries and Renegotiated			175			173			136

Result from Loan Losses			(441)			(486)			(348)

The balance of the allowance for doubtful debts was decreased by 3.9%, totaling R$ 3,163 million at December 31, 2003. The balance corresponds to 8.2% of the consolidated portfolio, excluding guarantees, compared to 8.9% in September 2003.

Our efforts to improve the efficiency of the collection processes, while maintaining a good relationship with customers, have been successful. Once again the performance of credits written off from the allowance for doubtful debts was positive, totaling R$ 175 million in the quarter, in line with the previous quarter performance.

The excess of the balance of the provision for doubtful debts over the total balance of nonperforming loans (total balance of transactions where at least one installment is more than 14 days overdue) amounted to R$ 583 million, which represents a 14,0% increase from the previous quarter.

								R$ Million
	Dec 31, 03	Sep 30, 03	Jun 30, 03	Mar 31, 03	Dec 31, 02	Sep 30, 02	Jun 30, 02	Mar 31, 02
Abnormal Portfolio	2,580	2,777	2,834	2,760	2,565	3,186	3,142	2,882
Total Allowance	(3,163)	(3,290)	(3,082)	(3,128)	(3,172)	(3,262)	(2,911)	(2,668)
Excess of Allowance	583	513	249	368	607	75	(230)	(214)

98 Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Analysis of the Consolidated Performance

Movements of Credit Portfolio

				R$ Million
	4th Q./03			3rd Q./03
	Individuals	Businesses	Total	Individuals	Businesses	Total

Balance Sep 30, 03	14,204	22,729	36,933	14,562	23,792	38,354

New Contracts	4,040	11,623	15,663	2,228	6,006	8,234
Debt Renegotiation	232	42	274	234	47	281

Accrual/ Movements	(934)	(1,189)	(2,123)	(1,316)	(721)	(2,037)

Settlement	(2,077)	(9,268)	(11,345)	(1,123)	(6,325)	(7,448)

Write-off	(409)	(334)	(743)	(382)	(70)	(451)

Balance Dec 31, 03	15,057	23,602	38,659	14,204	22,729	36,933

Movements of Provision for Loan Losses

					R$ Million
	4th Q./03				3rd Q./03
	Individuals	Businesses	Exceeding Allowance	Total	Individuals	Businesses	Exceeding Allowance	Total

Balance Sep 30, 03	1,372	1,005	913	3,290	1,380	854	848	3,082

New Contracts	130	205		335	75	138		213
Debt Renegotiation	111	17		128	105	19		124

Risk Level Transfer	402	143		545	368	163		532

Accrual/ Movements	(50)	75		26	(24)	11		(13)

Settlement	(198)	(214)		(412)	(151)	(111)		(262)

Exceeding Allowance			(7)	(7)			65	65

Total	395	227	(7)	615	374	221	65	659

Write-off	(409)	(334)		(743)	(382)	(70)		(451)

Balance Dec 31, 03	1,358	899	906	3,163	1,372	1,005	913	3,290

Risk Rate of the Credit Portfolio

										R$ Million
		Dec 31, 03				Sep 30, 03				Dec 31, 02
	Risk	Portfolio	Provision for Loan Losses	% Provision / Portfolio	% Provision Partic.	Portfolio	Provision for Loan Losses	% Provision / Portfolio	% Provision Partic.	Portfolio	Provision for Loan Losses	% Provision / Portfolio	% Provision Partic.

Individuals	AA - C	11,518	103	0.9%	4.6%	10,770	102	0.9%	4.3%	9,687	96	1.0%	4.1%
	D - H	3,539	1,256	35.5%	55.6%	3,434	1,271	37.0%	53.4%	2,981	1,216	40.8%	52.2%
Subtotal Ind.		15,057	1,358	9.0%	60.2%	14,204	1,372	9.7%	57.7%	12,669	1,312	10.4%	56.3%

Businesses	AA - C	22,207	131	0.6%	5.8%	21,299	195	0.9%	8.2%	24,074	135	0.6%	5.8%
	D - H	1,395	767	55.0%	34.0%	1,430	811	56.7%	34.1%	1,677	884	52.7%	37.9%
Subtotal Bus.		23,602	899	3.8%	39.8%	22,729	1,005	4.4%	42.3%	25,751	1,019	4.0%	43.7%

Total	AA - C	33,725	234	0.7%	10.4%	32,069	296	0.9%	12.5%	33,761	232	0.7%	9.9%
	D - H	4,934	2,023	41.0%	89.6%	4,864	2,081	42.8%	87.5%	4,658	2,100	45.1%	90.1%
Total		38,659	2,257	5.8%	100.0%	36,933	2,378	6.4%	100.0%	38,419	2,332	6.1%	100.0%
Additional Provision			906	2.3%			913	2.5%			841	2.2%
GENERAL TOTAL		38,659	3,163	8.2%		36,933	3,290	8.9%		38,419	3,172	8.3%

Non Performing Loans

								R$ Million
	Dec 31, 03	Sep 30, 03	Jun 30, 03	Mar 31, 03	Dec 31, 02	Sep 30, 02	Jun 30, 02	Mar 31, 02
Total Non Performing Loans (a)	1,600	1,740	1,785	1,652	1,603	1,892	1,779	1,588
Provision for Loan and Lease Losses	(3,163)	(3,290)	(3,082)	(3,128)	(3,172)	(3,262)	(2,911)	(2,668)
Credit Portfolio (b)	38,659	36,933	38,354	39,718	38,419	33,799	30,153	28,038

(a) Loans overdue for more than 60 days and without generation of revenues on the accrual method.

(b) Endorsements and Sureties not included.

99 Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Analysis of the Consolidated Performance

Banking Service Fees

			R$ Million
			VARIATION
	4th Q./03	3rd Q./03	4Q.03/3Q.03%

Mutual Fund Management Fees	335	344	(8)	-2.4%
Income from Administration of Consortium	18	17	1	8.3%
Current Account Services	259	249	10	4.2%
Credit Operations	144	135	9	6.7%
Collection	88	89	(1)	-0.7%
Interbank Fees (Bills, Checks and Documents)	59	53	6	10.3%
Tax Collection	37	38	(1)	-1.7%
Revenues from Custody and Brokerage	26	22	4	19.1%
Income from Inquiries of the Serasa Databases	33	31	2	7.6%
Credit Cards	230	230	0	0.1%
Income from Guarantees Provided	24	27	(2)	-9.0%
Other Services	88	88	(0)	-0.5%
Total	1,343	1,323	21	1.6%

Income from Banking Services Fees reached R$ 1,343 million in the fourth quarter of 2003, increasing by R$ 21 million from the previous quarter.

The coverage index of Income from Banking Services Fees compared to Administrative Expenses was 63.8%. Considering only Personnel Expenses, this index was 161.9%, compared to 153.8% in the prior quarter. The coverage index for 2003 was 65.7%, an increase by 4 percentage points compared to 2002, as a result of a management style focused on diversified, sustainable income sources to meet constant expenses.

Income from Current Account Services amounted to R$ 259 million in the fourth quarter, up R$ 10 million from the previous quarter. This change was driven by the fee increase in December and the increased number of transactions during the quarter, which also accounted for the improved income from Interbank Fees.

The increased volume of vehicle financing transactions in the fourth quarter, brought about by the improved conditions in the Brazilian vehicle market, was the main factor responsible for the R$ 9 million growth in income from Credit Operations.

The segment analysis details the performance of the asset management segment, which includes Mutual Fund Management Fees.

Banking Service Fees Coverage Index over Administrative Expenses (*)	Quantities (*): Current Accounts, Savings Accounts and Active Clients (**)

(*)	Calculated by dividing Banking Service Fees by Total Personnel and Administrative Expenses (Personnel + Others)	(*) (**)

Includes Banco Itaú Buen Ayre
Conceptually, a client (represented by a CPF/CNPJ number) is considered active if there has been one or more transactions in the current account in the last six months or a positive average 3-month balance in cash deposits.

100 Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Analysis of the Consolidated Net Income

Administrative Expenses

			R$ Million
			VARIATION
	4th Q./03	3rd Q./03	4Q.03/3Q.03%
Personnel Expenses	830	860	(31)	-3.6%

Remuneration	438	445	(7)	-1.5%
Social Charges	145	135	10	7.3%
Social Benefits/ Training	143	120	23	18.9%
Collective Labor Agreement Bonuses	(1)	56	(57)	-101.5%
Reorganization	104	104	1	0.8%
Other Administrative Expenses	1,277	1,167	110	9.4%

Data Processing and Telecommunication	294	265	30	11.2%
Depreciation and Amortization	150	148	2	1.2%
Premises	150	133	17	12.7%
Third Party Services	215	177	37	21.1%
Financial System Services	80	81	(1)	-1.5%
Marketing	89	79	10	12.9%
Transportation	50	49	1	2.2%
Civil and Tax Suit	52	46	6	14.1%
Materials	35	34	1	2.7%
Security	32	32	0	1.0%
Credit Cards	47	45	3	5.8%
Legal and Judicial Suit	8	19	(11)	-59.1%
Other	74	60	15	24.4%
Total	2,107	2,028	79	3.9%

Personnel Expenses

Personnel Expenses totaled R$ 830 million in the fourth quarter of 2003, compared to R$ 860 million in the previous quarter. The reduction is mainly attributable to the provisions recorded for annual employee bonus and the restatement of the balances of provisions for vacation pay and 13th month salary, both in September, as a result of the bank employees’ collective agreement. This decrease was partly offset by a 12.6% rise in salaries, social charges and benefits, also agreed to in September, affecting the entire fourth quarter of 2003.

Number of Employees (*)

(*) Includes Itaú-BBA since Dec.02 and Banco Fiat since Mar.03.

Other Administrative Expenses

During the fourth quarter of 2003, Other Administrative Expenses increased by R$ 110 million compared to the prior quarter. The R$ 30 million expansion in Data Processing and Telecommunication expenses relates primarily to increased postage costs arising from Post Office fees adjustments and the increased number of letters sent to customers during the fourth quarter.

Renewal of leased property agreements, remodeling of group branches and administrative buildings, as well as the seasonal increase in energy consumption levels, account for the change in Premises expenses.

The item showing the largest growth was Third-Party Services, which increased by R$ 37 million. The major factors behind such rise were the payment of commissions to car dealers, as a result of the expanded volume of financing contracts, and increased spending for business consulting services.

Administrative expenses also grew on account of increased Marketing costs, as well as the rise in Other Administrative Expenses, for the most part related to increased contributions and charitable donations made by Banco Itaú Holding during the fourth quarter.

101 Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Analysis of the Consolidated Net Income

Efficiency Ratio (1)	Network Evolution (*)

(*)Includes Banco Itaú Buen Ayre since 2001 and Itaú-BBA since Dec.02.

Banco Itaú Holding management has emphasized control over administrative costs, by setting nominal cost targets, aiming at improving the organization’s efficiency and productivity, among other objectives. As a result of such measures, the bank’ efficiency ratio stood at 49.5% during the fourth quarter of 2003 and has consistently been lower than 50%.

Investments in technology continue to be one of the key drivers of Banco Itaú Holding’s operating performance. During 2003, information technology expenditures amounted to R$ 1,331 million, of which R$ 368 million were allocated to the purchase of hardware and software and R$ 963 million to operations and maintenance of the existing infrastructure.

Customer service points totaled 23,193 in December 2003, up 10% from December 2002. This significant growth arises from Banco Itaú Holding’s focus on the expansion of its ATM network.

Transactions and Clients registered in Home & Office Banking

Volume of Self-Service Transactions (*)

	ATM					Home & Office Banking
Period	Usual Transaction	Warning	Automated Programmed Debit	itaúfone	Bankfone	Direct Connection	Internet	itaúfax	Point of Sale/ Redeshop	Total

1998	559	-	138	119	41	68	8	15	23	971
1999	702	-	177	138	41	87	24	17	38	1,224
2000	718	-	203	138	41	87	66	16	53	1,322
2001	790	-	244	129	42	67	155	15	74	1,516
1st Q./01	194	-	57	35	10	19	28	4	17	364
2nd Q./01	191	-	60	32	10	17	34	4	17	365
3rd Q./01	193	-	62	30	11	16	43	4	18	377
4th Q./01	212	-	65	32	11	15	50	3	22	410
2002	946	192	284	135	40	38	306	11	89	2,043
1st Q./02	224	27	69	33	10	13	59	3	19	457
2nd Q./02	225	46	70	38	10	11	71	3	20	494
3rd Q./02	243	48	72	31	10	9	84	3	23	524
4th Q./02	254	71	73	33	10	6	92	2	27	569
2003	1,033	586	302	145	41	14	427	10	121	2,677
1st Q./03	260	67	75	37	10	5	95	2	26	576
2nd Q./03	248	117	76	36	10	5	99	2	28	621
3rd Q./03	254	151	75	36	11	3	111	2	30	675
4th Q./03	271	251	76	36	10	1	121	2	36	805

(*) Only Itaú until 1998. Bemge and Banerj after 1999, Banestado after 2001 and Beg in 2002.

(Personnel Expenses + Other Administrative Expenses)
(1) Efficiency Ratio =
(Financial Margin + Credits Recoveries and Renegotiated + Banking Service Fees + Capitalization, Insurance, and Pension Plan Premiums - Variations in Technichal Provisions of Capitalization, Insurance and Pension Plan + Other Insurance Operating Income and Expenses - Insurance Claims - Selling Expenses - Pension Plan Benefit Expenses - Other Operating Expenses + Other Operating Income).

102 Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Analysis of the Consolidated Balance Sheet

Tax Expenses

In the fourth quarter of 2003, tax expenses totaled R$ 352 million, up 38.8% from the previous quarter. This rise is largely attributable to the increase in the Cofins rate imposed on financial institutions, from 3% to 4% as of September 2003, and the receipt of Interest on Own Capital.

Equity in the Earnings of Associated and Subsidiary Companies

Equity in the earnings of associated companies amounted to R$ 58 million in the fourth quarter of 2003, increasing by R$ 31 million compared to the prior quarter. The major component of this change was the effect of exchange variations between the real and the euro on the investment held by Banco Itaú Holding in Banco BPI S.A.

			R$ Million
Equity in income of affiliates	4th Q./03	3rd Q./03	Variation
Share of equity in affiliates — domestic	(1)	(0)	(1)
Equity in income of affiliates	(1)	(0)	(1)
Share of equity in affiliates — foreign	59	28	31

Foreing exchange variation on investments	42	18	24

Equity in income of affiliates	18	10	8

Total	58	28	31

Income Tax and Social Contribution

In the fourth quarter of 2003, expenses for Income Tax and Social Contribution on Net Income were R$ 200 million, compared to R$ 377 million in the third quarter, corresponding to a 46.8% decrease. This was chiefly due to the 10.2% reduction in income before taxes and increase in the deduction of interest on own capital.

Extraordinary Result

The extraordinary result reached a loss of R$ 2 million in the fourth quarter of 2003, compared with a loss of R$15 million in the previous quarter. In the fourth quarter, the Banco Itaú Holding registered an income of R$ 487 million, basically due to the tax effects of goodwill amortization. Besides that, was constituted a provision of R$ 213 million related to the mark to market of AOLA shares, not considering the balance of forward received values that will be recognized as income through the accrual method (based on the costs incurred). Also, the extraordinary result was affected by the effect of an additional depreciation expense of R$ 165 million related to fixed assets with residual value under R$ 3,000.00.

103 Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

       Banco itaú Holding Financeira S.A.

Analysis of the Consolidated Balance Sheet

Analysis of the Consolidated Balance Sheet

Credit Transactions

Banco Itaú Holding’s credit portfolio increased by 4.4% compared to September 2003, to reach R$ 44,581 million. The performance of the very small, small and mid-size companies segment should be highlighted, with a 22.1% growth on the previous quarter, primarily as a result of portfolio expansion campaigns.

The quality of the credit portfolio improved during the quarter, as transactions rated “AA” and “C” accounted for 87.2% of the portfolio total, a 0.4% change compared to September.

At this time, no individual business sector represents more than 6.5% of the portfolio total. The only sectors with increased share in comparison with the previous quarter were those industries which are more sensitive to the typical seasonal fluctuations during the fourth quarter of the year, in particular: food and beverages, from 4.0% to 4.9%; and fertilizers, insecticides and pesticides, from 1.4% to 1.8%.

At December 31, 2003, the share of the top 100 debtors in the total portfolio was the smallest in the past three years, accounting for 37.7% of the credit portfolio total, compared to 40.5% in September 2003. During the quarter, the top debtor share dropped from 1.9% to 1.8% of the total portfolio.

Credit Operations

				R$ Million(*)
				Variation
	Dec 31, 03	Sep 30, 03	Dec 31, 02	Dec.03 - Sep.03		Dec.03 - Dec.02

Loans	32,418	31,165	32,274	1,253	4.0%	145	0.4%
Leasing	1,294	1,008	1,014	287	28.4%	280	27.6%
Credit Cards	3,171	2,721	2,774	450	16.5%	397	14.3%
Other receivables	153	121	172	32	26.9%	(19)	-11.0%
ACC/AEC	1,622	1,919	2,186	(297)	-15.5%	(564)	-25.8%
Subtotal	38,659	36,933	38,419	1,726	4.7%	239	0.6%
Guarantees	5,923	5,766	6,995	156	2.7%	(1,072)	-15.3%
Total	44,581	42,699	45,414	1,882	4.4%	(833)	-1.8%

(*) In constant currency from December 31, 1995 to that date; in nominal amounts thereafter.
(1) Credit transactions: Loans, Leasing, Other Credits and Advances on Foreign Exchange Contracts.
(2) Guarantees include collateral, surety and other guarantees.

105 Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Analysis of the Consolidated Balance Sheet

Credit Portfolio Development Consolidated by Client Type(*)

								R$ Million
								Variation
		Dec 31, 03		Sep 30, 03		Dec 31, 02		Dec.03 - Sep.03		Dec.03 - Dec.02
		Balance	%	Balance	%	Balance	%	Balance	%	Balance	%

Corporate		24,115	54.1%	24,036	56.3%	28,219	62.1%	79	0.3%	(4,104)	-14.5%
Small and Medium-Sized Companies		5,317	11.9%	4,353	10.2%	4,376	9.6%	964	22.1%	940	21.5%
Individuals		9,912	22.2%	9,454	22.1%	7,693	16.9%	458	4.8%	2,219	28.8%
Credit Card		3,171	7.1%	2,721	6.4%	2,774	6.1%	450	16.5%	397	14.3%
Subtotal		42,514	95.4%	40,564	95.0%	43,062	94.8%	1,950	4.8%	(547)	-1.3%
Real State Financing	Ind.	1,988	4.5%	2,047	4.8%	2,225	4.9%	(58)	-2.8%	(236)	-10.6%
	Bus.	78	0.2%	89	0.2%	127	0.3%	(10)	-11.7%	(49)	-38.5%
Subtotal		2,067	4.6%	2,135	5.0%	2,352	5.2%	(68)	-3.2%	(286)	-12.1%
Total		44,581	100.0%	42,699	100.0%	45,414	100.0%	1,882	4.4%	(833)	-1.8%

(*) Endorsements and sureties included.

Credit Portfolio Development Consolidated by Client Type(*)

(*) Endorsements and sureties included.

Loans Portfolio by Currency

Foreign currency transactions declined by R$ 268 million in relation to the third quarter, consistent with the devaluation of the U.S. dollar in the period. These transactions represented 27.4% of the total portfolio at December 31, 2003.

Loans Portfolio by currency(*)

								R$ Million
	Dec 31, 03		Sep 30, 03		Dec 31, 02		Variation (%)
	Balance	%	Balance	%	Balance	%	Dec03/Sep03	Dec03/Dec02
Indexed in Foreign Currency	6,262	14.0%	6,461	15.1%	7,371	16.2%	-3.1%	-15.0%
In Foreign Currency	5,973	13.4%	6,043	14.2%	8,943	19.7%	-1.1%	-33.2%
Subtotal	12,236	27.4%	12,503	29.3%	16,313	35.9%	-2.1%	-25.0%
In Local Currency	32,345	72.6%	30,196	70.7%	29,101	64.1%	7.1%	11.1%
Total	44,581	100.0%	42,699	100.0%	45,414	100.0%	4.4%	-1.8%

(*) Loans: Loans, Leasing, ACC and Other Credits.

106 Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Analysis of the Consolidated Balance Sheet

Balance by Currency (*)

The Balance Sheet by Currency shows the assets and liabilities linked to Brazilian and foreign currencies. At December 31, 2003, the net foreign exchange position, including foreign investments and excluding minority interests, was US$ 488 million negative.

	Dec 31, 03					Sep 30, 03
	CONSOLIDATED	BUSINESS IN BRAZIL			BUSINESS ABROAD	BUSINESS IN BRAZIL

ASSETS		TOTAL	LOCAL CURRENCY	FOREIGN CURRENCY		FOREIGN CURRENCY
Cash and Cash Equivalents	2,157	1,475	1,225	250	684	130
Short-term Interbank Deposits	20,780	13,767	13,461	305	7,594	1,291
Money Market	10,118	9,997	9,997	0	121	25
Interbank Deposits	10,662	3,769	3,464	305	7,474	1,267
Securities	29,420	21,829	19,672	2,157	10,594	2,767
Interbank and Interbranch Accounts	8,466	8,454	8,454	0	13	0
Loan and Leasing Operations	35,496	26,553	22,513	4,040	7,106	3,848
Other Assets	19,210	22,407	17,392	5,015	1,238	5,088
Foreign Exchange Portfolio	7,526	9,156	4,228	4,928	0	5,003
Others	11,685	13,252	13,165	87	1,238	85
Permanent Assets	3,209	8,957	2,386	6,571	827	6,417
Investments in	924	6,814	244	6,571	685	6,417
Fixed Assets	2,009	1,934	1,934	0	74	0
Deferred Expenses	276	208	208	0	68	0
TOTAL ASSETS	118,738	103,441	85,104	18,338	28,055	19,541
DERIVATIVES - CALL POSITIONS
Futures				5,779		3,872
Options				517		406
Swaps				7,547		7,371
Othres				152		0

TOTAL ASSETS AFTER ADJUSTMENTS (a)				32,332		31,334

		Dec 31, 03				Sep 30, 03
	CONSOLIDATED	BUSINESS IN BRAZIL			BUSINESS ABROAD	BUSINESS IN BRAZIL

LIABILITIES		TOTAL	LOCAL CURRENCY	FOREIGN CURRENCY		FOREIGN CURRENCY
Deposits	36,698	30,648	30,536	112	6,419	18
Demand Deposits	9,672	8,344	8,231	112	1,331	18
Savings Accounts	17,667	17,490	17,490	0	178	0
Interbank Deposits	1,208	888	888	0	399	0
Time Deposits	8,150	3,927	3,927	0	4,512	0
Deposits Received under Securities Repo A	16,932	15,889	15,889	0	1,043	0
Funds from Acceptances and Issue of Secu	3,759	3,263	784	2,479	2,925	3,286
Interbank and Interbranch Accounts	778	807	391	416	0	393
Borrowings and On-lending Borrowings	12,968	8,423	3,900	4,524	5,710	5,225
Derivative Financial Instruments	755	469	469	0	286	25
Other Liabilities	26,080	23,340	16,583	6,757	4,934	5,505
Foreign Exchange Portfolio	7,785	7,793	3,337	4,457	0	3,279
Others	18,295	15,546	13,246	2,300	4,933	2,226
Technical Provisions of Insurance, Pension Plans
and Capitalization - unrestricted	7,689	7,689	7,689	0	0	0
Deferred Income	110	91	91	0	19	0
Minority Interest in Subsidiaries	1,090	942	942	0	147	0
Stockholder’s Equity	11,879	11,879	11,879	0	6,571	0
Capital and Reserves	8,727	8,727	8,727	0	5,300	0
Net Income	3,152	3,152	3,152	0	1,270	0
TOTAL LIABILITIES	118,738	103,441	89,153	14,289	28,055	14,453
DERIVATIVES - PUT POSITIONS
Futures				10,098		7,537
Options				846		1,188
Swaps				7,500		7,189
Others				298		0

TOTAL LIABILITIES AFTER ADJUSTMENTS				33,029		30,839

FOREIGN EXCHANGE POSITION (c = a - b)				(698)		495
FOREIGN EXCHANGE POSITION OF MINORITY STOCKHOLDERS’ (d)				(712)		(657)
NET FOREIGN EXCHANGE POSITION AFTER MINORITY STOCKHOLDERS’ (c + d) R$				(1,409)		(162)
NET FOREIGN EXCHANGE POSITION AFTER MINORITY STOCKHOLDERS’ (c + d) US$				(488)		(55)

(*) It does not exclude transactions between local and foreign business.

107 Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Banco Itaú Holding Financeira S.A.

Pro Forma Financial Statements

Pro Forma Financial Statements

Business Units of Banco Itaú Holding

Since the 1980's, Banco Itaú Holding has adopted a strategy which led to the implementation of a new segmentation model for its operations, based on the specific needs of its different customer types.

Banco Itaú Holding's operations are currently divided into the following business units: Banco Itaú and Banco Itaú BBA. Banco Itaú, in turn, has the following business lines: Banking; Credit Cards; Insurance, Premium Bonds and Pension Plan; and Fund Management and Managed Portfolios.

Banco Itaú

The Banking segment comprises the retail operations, Itaú Personnalité, private bank, and transactions with very small, small and medium-sized companies. This segment is currently the main income-generation area within Banco Itaú.

The Credit Card segment has been growing at a significant rate, thus increasing its contribution to the conglomerate's results.

The Insurance, Capitalization and Pension Plans segment represents an important profit center for Banco Itaú Holding and has experienced a significant expansion due to the high penetration and wide acceptance of its products. The conglomerate's insurance companies are technology-intensive and use electronic distribution channels to increase the sale of insurance policies. Similarly, the acceptance and sale of pension plan products have steadily grown over the past few years, as this is a highly promising business line. Sales of premium bond plans, on the other hand, are supported by heavy advertising campaigns and the large branch network of Banco Itaú.

Also of strategic importance for Banco Itaú is the Fund Management and Managed Portfolios segment, which has exhibited a consistent growth in the volume of managed funds over the past few years.

Banco Itaú BBA

Banco Itaú BBA is responsible for servicing corporate customers and manages the largest portion of credits extended by Banco Itaú Holding. The contribution of Banco Itaú BBA to the conglomerate's results is quite significant and is supported by a highly skilled resource structure, specializing in meeting the complex requirements of large companies.

109 Management Discussion and Analysis	Banco Itau Holding Financeira S.A.

Pro Forma Financial Statements

Pro Forma Balance Sheet

The following tables are based on the pro forma financial statements of Banco Itaú and Banco Itaú BBA, as if the business unit segregation process had taken place at the beginning of the year. The allocation of operations was made merely for information purposes.

In December 31, 2003

				R$ Million

ASSETS	Banco Itaú	Banco Itaú-BBA	Eliminations	Consolidated

Current and Long-Term Assets	97,365	29,635	(11,471)	115,529
Cash and Cash Equivalents	1,951	204	2	2,157
Short-term Interbank Deposits	22,167	3,825	(5,212)	20,780
Securities	23,880	6,774	(1,234)	29,420
Interbank and Interbranch Accounts	8,292	174	0	8,466
Loan Operations	18,341	17,154	0	35,496
Loans	20,795	17,864	0	38,659
(Allowance for Loan Losses)	(2,454)	(709)	0	(3,163)
Other Assets	22,734	1,504	(5,027)	19,210
Permanent Assets	3,150	58	0	3,209

TOTAL ASSETS	100,516	29,693	(11,471)	118,738

				R$ Million

LIABILITIES	Banco Itaú	Banco Itaú-BBA	Eliminations	Consolidated

Current and Long-Term Liabilities	90,708	26,423	(11,472)	105,658
Deposits	33,493	7,596	(4,391)	36,698
Deposits Received under Securities Repurchase	16,600	1,026	(695)	16,932
Funds from Acceptances and Issue of Securities	3,436	1,224	(901)	3,759
Interbank and Interbranch Accounts	568	210	-	778

Borrowings	4,181	8,787	-	12,968
Derivative Financial Instruments	392	612	(249)	755
Other Liabilities	24,348	6,968	(5,236)	26,080

Technical Provisions of Insurance,
Pension Plans and Capitalization - unrestricted	7,689	-	-	7,689
Deferred Income	100	10	0	110
Minority Interest in Subsidiaries	1,090	-	0	1,090
Stockholder's Equity (*)	8,619	3,260	0	11,879

TOTAL LIABILITIES	100,516	29,693	(11,471)	118,738

(*) Stockholder’s Equity of Banco Itaú includes the minortity interest in subsidiaries of Banco Itaú Holding.

110 Management Discussion and Analysis	Banco Itau Holding Financeira S.A.

Pro Forma Financial Statements

The next table is based on the pro forma financial statements of Banco Itaú and Banco Itaú BBA.

Pro Forma Consolidated Statement of Income

			R$ Million

3rd Q./03	BANCO ITAÚ	BANCO ITAÚ BBA	BANCO ITAÚ HOLDING CONSOLIDATED

NET INTEREST MARGIN	2,279	486	2,765
Provision for Loan and Lease Losses	(315)	(172)	(486)
Credits Recoveries and Renegotiated	(463)	(197)	(659)
Result from Loan Losses	148	25	173
NET INCOME FROM FINANCIAL OPERATIONS	1,965	314	2,279
OTHER OPERATING INCOME (EXPENSES)	(856)	(75)	(932)
Banking Service Fees	1,261	62	1,323
Partial Result of Insurance, Capitalization and Pension Plans	171	-	171
Administrative Expenses	(1,935)	(92)	(2,028)
Taxes Expenses	(231)	(23)	(254)
Equity in Income (Losses) of Unconsolidated Investments	28	(0)	28
Other Operating Income / Expenses	(150)	(22)	(172)
OPERATING INCOME	1,108	239	1,347
Non-Operating Income	(36)	0	(36)
INCOME BEFORE TAX	1,072	239	1,311
Income Tax and Social Contribution	(319)	(58)	(377)
Extraordinary Results	(15)	-	(15)
Profit Sharing	(53)	(14)	(67)
Minority Interests	(44)	0	(44)

NET INCOME	640	167	807

			R$ Million

4th Q./03	BANCO ITAÚ	BANCO ITAÚ BBA	BANCO ITAÚ HOLDING CONSOLIDATED

NET INTEREST MARGIN	2,396	357	2,754
Provision for Loan and Lease Losses	(269)	(172)	(441)
Credits Recoveries and Renegotiated	(430)	(185)	(615)
Result from Loan Losses	162	13	175
NET INCOME FROM FINANCIAL OPERATIONS	2,127	185	2,313
OTHER OPERATING INCOME (EXPENSES)	(984)	(90)	(1,075)
Banking Service Fees	1,289	54	1,343
Partial Result of Insurance, Capitalization and Pension Plans	210	-	210
Administrative Expenses	(2,015)	(92)	(2,107)
Taxes Expenses	(332)	(20)	(352)
Equity in Income (Losses) of Unconsolidated Investments	58	(0)	58
Other Operating Income / Expenses	(195)	(33)	(229)
OPERATING INCOME	1,143	95	1,238
Non-Operating Income	(61)	1	(61)
INCOME BEFORE TAX	1,082	95	1,177
Income Tax and Social Contribution	(259)	59	(200)
Extraordinary Results	(2)	-	(2)
Profit Sharing	(39)	(15)	(54)
Minority Interests	(67)	0	(66)

NET INCOME	715	139	854

111 Management Discussion and Analysis	Banco Itau Holding Financeira S.A.

Results per Segment

The table below is based on the pro forma financial statements of Banco Itaú. Income taxes were calculated at the rate of 34% for each segment, while tax increases or decreases arising from tax effects, as well as extraordinary items, were allocated to corporate.

						R$ Million

3rd Q./03	BANKING	CREDIT CARDS	INSURANCE CAPITALIZATION PENSION PLANS	PORTFOLIO UNDER MANAGEMENT AND MUTUAL FUNDS	CORPORATION	BANCO ITAÚ

NET INTEREST MARGIN	1,720	353	207	-	-	2,279
Provision for Loan and Lease Losses	(278)	(37)	-	-	-	(315)
Credits Recoveries and Renegotiated	(394)	(69)	0	0	-	(463)
Total Provision for Loan and Lease Losses	116	32	0	0	-	148
NET INCOME FROM FINANCIAL OPERATIONS	1,441	316	207	-	-	1,965
OTHER OPERATING INCOME (EXPENSES)	(860)	(81)	(1)	86	-	(856)
Banking Service Fees	635	245	16	366	-	1,261
Transfer for Banking	183	0	0	(183)	-	(0)
Partial Result of Insurance, Capitalization and Pension Plans	27	0	144	0	-	171
Administrative Expenses	(1,457)	(263)	(133)	(82)	-	(1,935)
Taxes Expenses	(146)	(46)	(24)	(15)	-	(231)
Equity in Income (Losses) of Unconsolidated Investments	28	0	0	0	-	28
Other Operating Income / Expenses	(129)	(17)	(4)	0	-	(150)
OPERATING INCOME	582	235	206	86	-	1,108
Non-Operating Income	(37)	(3)	3	0	0	(36)
INCOME BEFORE TAX	545	232	209	86	-	1,072
Income Tax and Social Contribution	(176)	(79)	(71)	(32)	38	(319)
Extraordinary Results	-	0	0	0	(15)	(15)
Profit Sharing	(42)	(2)	(1)	(8)	(0)	(53)
Minority Interests	(44)	0	0	0	0	(44)
NET INCOME	283	151	138	46	23	640

4th Q./03	BANKING	CREDIT CARDS	INSURANCE CAPITALIZATION PENSION PLANS	PORTFOLIO UNDER MANAGEMENT AND MUTUAL FUNDS	CORPORATION	BANCO ITAÚ

NET INTEREST MARGIN	1,886	334	176	-	-	2,396
Provision for Loan and Lease Losses	(217)	(52)	-	-	-	(269)
Credits Recoveries and Renegotiated	(352)	(78)	0	0	-	(430)
Total Provision for Loan and Lease Losses	135	27	0	0	-	162
NET INCOME FROM FINANCIAL OPERATIONS	1,669	283	176	-	-	2,127
OTHER OPERATING INCOME (EXPENSES)	(971)	(75)	(17)	79	-	(984)
Banking Service Fees	655	253	19	362	-	1,289
Transfer for Banking	181	0	0	(181)	-	0
Partial Result of Insurance, Capitalization and Pension Plans	30	0	180	0	-	210
Administrative Expenses	(1,489)	(279)	(161)	(85)	-	(2,015)
Taxes Expenses	(226)	(49)	(40)	(17)	-	(332)
Equity in Income (Losses) of Unconsolidated Investments	58	0	0	0	-	58
Other Operating Income / Expenses	(181)	0	(15)	0	-	(195)
OPERATING INCOME	698	208	159	79	-	1,143
Non-Operating Income	(63)	(3)	5	0	-	(61)
INCOME BEFORE TAX	634	204	164	79	-	1,082
Income Tax and Social Contribution	(191)	(69)	(56)	(27)	84	(259)
Extraordinary Results	-	0	0	0	(2)	(2)
Profit Sharing	(20)	(4)	(7)	(7)	-	(39)
Minority Interests	(67)	0	0	0	-	(67)
NET INCOME	356	130	102	45	82	715

The breakdown of results per segment shows the contribution of the individual business lines of the conglomerate to the quarter results. Income and expenses arising from intercompany transactions were eliminated on consolidation.

Equity in the earnings of subsidiary and associated companies not related to the segment were reallocated to the appropriate segment.

Income taxes were calculated at a 34% rate for each segment, while tax increases or decreases as a result of timing differences and other tax effects were allocated to corporate. Management results determined for the individual segments differ from accounting results shown in other notes, as a result of the abovementioned effects.

112 Management Discussion and Analysis	Banco Itau Holding Financeira S.A.

Banco Itaú - Banking

The following table is based on the pro forma financial statements of Banco Itaú.

			R$ Million

BANCO ITAÚ - BANKING (*)	4th Q./03	3rd Q./03	Variation

NET INTEREST MARGIN	1,886	1,720	166
Provision for Loan and Lease Losses	(217)	(278)	61
Credits Recoveries and Renegotiated	(352)	(394)	42
Total Provision for Loan and Lease Losses	135	116	19
NET INCOME FROM FINANCIAL OPERATIONS	1,669	1,441	227
OTHER OPERATING INCOME (EXPENSES)	(971)	(860)	(111)
Banking Service Fees	655	635	21
Transfer for Banking	181	183	(2)
Partial Result of Insurance, Capitalization and Pension Plans	30	27	3
Administrative Expenses	(1,489)	(1,457)	(32)
Taxes Expenses	(226)	(146)	(80)
Equity in Income (Losses) of Unconsolidated Investments	58	28	31
Other Operating Income / Expenses	(181)	(129)	(52)
OPERATING INCOME	698	582	116
Non-Operating Income	(63)	(37)	(26)
INCOME BEFORE TAX	634	545	89
Income Tax and Social Contribution	(191)	(176)	(16)
Extraordinary Results	0	-	-
Profit Sharing	(20)	(42)	22
Minority Interests	(67)	(44)	(23)

NET INCOME	356	283	73

Net income of the Banking segment of Banco Itaú for the fourth quarter of 2003 reached R$ 356 million, or a 25.8% increase compared to the prior quarter.

During the fourth quarter of 2003, Banco Itaú's financial margin grew by 9.7% to reach R$ 1,886 million. This performance is essentially due to the 9.5% increase in the credit portfolio volume, including guarantees, which reached R$ 18,972 million, partly offset by reduced spreads following the decrease in the basic interest rates. The credit portfolio growth was accompanied by a change in the product mix, with a larger share of transactions with very small, small and mid-size companies, whose balance increased by 27.3% in the quarter to reach R$ 5,242 million, as well as a 7.2% rise in vehicle financing, which totaled R$ 4,409 million.

Banco Itaú's treasury and gap management results for the quarter were R$ 173 million (R$ 131 million, net of tax effects), a 63.4% increase from the R$ 106 million posted in the previous quarter (R$ 80 million, net of tax effects).

113 Management Discussion and Analysis	Banco Itau Holding Financeira S.A.

Credit Cards

			R$ Million

	4th Q./03	3rd Q./03	Variation

Net Interest Income	334	353	(18)
Total Provision for Loan and Lease Losses	(52)	(37)	(15)
Provision for Loan and Lease Losses	(78)	(69)	(9)
Credits Recoveries and Renegotiated	27	32	(6)
Net Income from Financial Operations	283	316	(33)
Other Operating Income / Expenses	(75)	(81)	6
Banking Service Fees	253	245	8
Annual Fees	82	87	(5)
Other Services	171	157	14
Administrative Expenses	(279)	(263)	(16)
Tax Expenses	(49)	(46)	(3)
Other Operating Income / Expenses	0	(17)	17
Operating Income	208	235	(27)
Non-Operating Income	(3)	(3)	(1)
Income Before Tax	204	232	(27)
Income Tax and Social Contribution	(69)	(79)	9
Profit Sharing	(4)	(2)	(3)

Net Income	130	151	(21)

Profit from credit card operations amounted to R$ 130 million in the fourth quarter of 2003, a 13.8% drop from the previous quarter.

The change in financial margin arises from the reduction in interest rates, and consequently of spreads, during the quarter. The seasonal expansion in the volume of sales impacted the provision for doubtful accounts, giving rise to increased expenses for non-specific allowances.

During the fourth quarter of 2003, the credit card base grew by 2.8%, from 5,625 thousand in September to 5,780 thousand in December.

The volume of transactions during the period totaled R$ 3.1 billion, up 17.3% from the previous quarter, representing a market share of 11.9%.

In December 2003, Itaucard’s ratio of active accounts (i.e., accounts that were billed) was 83.8%, of which 83.5% carried out transactions in the most recent month, with an average activity of R$ 1,089.20 per account during the quarter.

As a result of the increased volume of transactions at year end compared with the previous quarter, service revenues in the fourth quarter of 2003 grew, in particular revenues from data processing services, while administrative and tax expenses increased, mainly postage costs, third-party/telemarketing services, card selling expenses, ISS and COFINS.

Banco Itaú Holding’s credit card activities include a 33.3% shareholding in Credicard, leader in the segment of credit card management, whose base comprises 7.3 million customers, and a 5.8 million credit card base under its own Itaucard banner.

Quantity of Credit Cards by Brand - Dec 31, 03

Quantity of Credit Cards and Market Share

114 Management Discussion and Analysis	Banco Itau Holding Financeira S.A.

Insurance, Capitalization and Pension Plan

Income from insurance premiums, premium bonds and pension plans recorded an impressive 29.5% increase in the fourth quarter of 2003, from R$ 1,253 million in the third quarter to R$ 1,622 million. As a result of this growth, technical reserves grew by 26.3%, from R$ 6,086 million in the third quarter to R$ 7,689 million. In spite of the revenue improvement, administrative expenses adversely affected the net income, on account of administrative expenses for year-end marketing campaigns, the seasonal nature of pension plan products, and the decline in financial income, chiefly due to the decrease in interest rates.

Statements of Income of the Segment

				R$ Million

3rd QUARTER OF 2003	INSURANCE	CAPITALIZATION	PENSION PLAN	CONSOLIDATED

Revenues from Insurance, Capitalization and Pension Plans	368	175	710	1,253
Revenues from Insurance	368	-	82	450
Revenues from Capitalization	-	175	-	175
Revenues from Pension Plans	-	-	628	628
Changes in Technical Provisions	(24)	(139)	(474)	(638)
Insurance	(24)	-	(9)	(33)
Capitalization	-	(139)	-	(139)
Pension Plans	-	-	(466)	(466)
Pension Plan Benefits Expenses	-	-	(149)	(149)
Earned Premiums	344	-	74	417
Result of Capitalization and Pension Plans	-	35	13	48
Retained Claims	(218)	-	(27)	(245)
Selling Expenses	(67)	(7)	(17)	(92)
Administrative Expenses	(78)	(43)	(36)	(157)
Administrative Expenses	(35)	(39)	(31)	(104)
Tax Expenses	(15)	(4)	(5)	(24)
Personnel Expenses	(28)	(1)	(0)	(29)
Other Operating Income/(Expenses)	7	6	15	27
Financial Income	95	57	55	207
Operating Income	83	48	76	206
Non-Operating Income	3	1	0	3
Income Before Income Tax and Social Contribution	85	48	76	209
Income Tax / Social Contribution	(29)	(16)	(26)	(71)
Profit Sharing	(1)	-	-	(1)
Net Income	56	32	50	138

				R$ Million

4th QUARTER OF 2003	INSURANCE	CAPITALIZATION	PENSION PLAN	CONSOLIDATED

Revenues from Insurance, Capitalization and Pension Plans	378	257	999	1,622
Revenues from Insurance	378	-	78	456
Revenues from Capitalization	-	257	0	245
Revenues from Pension Plans	-	-	921	921
Changes in Technical Provisions	(27)	(193)	(748)	(968)
Insurance	(27)	-	(2)	(29)
Capitalization	-	(193)	(0)	(193)
Pension Plans	-	-	(746)	(746)
Pension Plan Benefits Expenses	-	-	(169)	(169)
Earned Premiums	352	-	76	428
Result of Capitalization and Pension Plans	-	63	6	58
Retained Claims	(236)	-	(6)	(242)
Selling Expenses	(70)	(9)	(14)	(93)
Administrative Expenses	(85)	(63)	(54)	(201)
Administrative Expenses	(36)	(58)	(40)	(133)
Tax Expenses	(21)	(5)	(13)	(40)
Personnel Expenses	(28)	(0)	(0)	(28)
Other Operating Income/(Expenses)	13	(1)	13	34
Financial Income	85	50	39	176
Operating Income	59	40	59	159
Non-Operating Income	3	2	0	5
Income Before Income Tax and Social Contribution	62	42	60	164
Income Tax / Social Contribution	(21)	(14)	(20)	(56)
Profit Sharing	(7)	-	-	(7)
Net Income	35	28	39	102

Obs: All the information related to VGBL were classified among the pension plan products.

115 Management Discussion and Analysis	Banco Itau Holding Financeira S.A.

Insurance, Capitalization and Pension Plan

Insurance

In the fourth quarter of 2003, premiums earned by insurance companies posted a 2.5% growth over the previous quarter, with increases in the main lines (Automobile, Life, Property, and Transport).

The automobile line and the life line contributed earned premiums of R$ 178 million and R$ 118 million, respectively, in the fourth quarter of 2003.

The share of earned premiums from the property risk line as a percentage of total lines improved by 11.5% from the prior quarter, driven mainly by the Itauresidência product. The breakdown of earned premiums by insurance line remained virtually unaltered from the previous quarter.

Composition of Earned Premiums

Claim Ratio

Total claims declined as a result of the low level of life and personal accident insurance claims in the quarter.

Obs: The insurance charts do not include Itauseg Saúde and Gralha Azul Saúde, and include life insurance line of Itaú Previdên cia e Seguros S.A.

116 Management Discussion and Analysis	Banco Itau Holding Financeira S.A.

Insurance, Capitalization and Pension Plan

Combined Ratio

The combined ratio related to insurance transactions in this segment improved due to the reduction in the number of claims and selling expenses.

Number of policies - Mass Products

In the fourth quarter of 2003, the Itauresidência premivável product accounted for a 12.5% increase in home insurance policies, which reached 413 thousand. The number of automobile and life insurance policies continued to grow, reflecting the increasing share in the total premiums market (excluding the retirement product VGBL), from 8.4% in 2002 to 9.1% in 2003.

Pension Plan

In the fourth quarter of 2003, Itaú Previdência e Seguros S.A.'s revenues from pension plans and VGBL premiums totaled R$ 921 million, up 46.6% from the previous quarter, increasing pension plan and VGBL reserves to R$ 4.9 billion.

Noteworthy during the period was the acquisition of the insurance company AGF Vida e Previdência. Itaú Previdência e Seguros' reserves of R$ 4.9 billion, added to AGF Vida e Previdência's pension plan and VGBL reserves of R$ 569 million, led our Bank to second place in the market ranking in terms of technical reserves.

As part of our ongoing strategy of developing products in accordance with the customer segmentation and their needs, in November 2003 Itaú Previdência e Seguros S.A. launched a new family of funds suited for diversified risk profiles and a proactive policy of resource allocation, in line with macroeconomic scenario trends: the Multimercado family. This new family of funds currently comprises PGBL/VGBL Multimoderado, Multiarrojado and Multiagressivo.

Number of customers - pension plan

Capitalization

Income from premium bonds reached R$ 257 million, outperforming by 47% the previous quarter figure. A key development in November 2003 was the launch of the Super PIC Natal campaign, a plan based on a one- time R$ 1,000.00 payment. Under this campaign, 58 thousand bonds were sold.

With respect to the consolidation of the family of products, also in November another important product was launched: Super PIC 500, a premium bond acquired for a one-time R$ 500 payment, targeted at customers seeking a product in the middle of the range between Super PIC and monthly payment plans. In November and December 2003, sales of the new product totaled 24 thousand bonds.

In the course of 2003, Itaú Capitalização S.A. distributed over R$ 35 million in cash prizes to 888 winning customers.

117 Management Discussion and Analysis	Banco Itau Holding Financeira S.A.

Investment Funds and Managed Portfolio

Income from investment fund management totaled R$335 million in the fourth quarter of 2003, decreasing by R$ 8 million compared to the prior quarter, essentially due to the drop in interest rates during the quarter, bringing about a decline in revenues linked to performance fees. On the other hand, revenues from administration fees increased in the quarter, reflecting the expanded volume of funds managed, which reached R$ 80,097 million in December 2003, compared to R$ 71,801 million in September 2003.

Assets Under Management

Market Share of Investment Funds

At the end of the period, Banco Itaú Holding ranked second among Brazilian private banks in terms of managed funds, with a 13.9% market share in December 2003.

Investment Funds – By Business Area

Revenues from Custody and Brokerage grew by R$ 4 million quarter on quarter, mainly driven by the increased volume of trades of Itaú Corretora on the Bovespa, which amounted to R$ 7.5 million in the fourth quarter. Itaú Corretora held the third position in the Bovespa ranking for December. Contracts dealt on the BM&F amounted to over 2.6 thousand.

Trading on behalf of customers using Itaú Corretora's Home Broker at www.itautrade.com.br reached a record-breaking volume of R$ 528 million, up 44.4% from the previous quarter. Itaú Corretora has thus maintained its third position in the Brazilian Home Broker market, with a 12.9% share. At the end of the fourth quarter, Itautrade had over 25 thousand customers and made 1.3 thousand daily transactions on average.

118 Management Discussion and Analysis	Banco Itau Holding Financeira S.A.

Banco Itaú BBA

Banco Itaú BBA

The following table is based on the pro forma financial statements of Banco Itaú BBA.

			R$ Million

ITAÚ-BBA	4th Q./03	3rd Q./03	Variation

NET INTEREST MARGIN	357	486	(128)
Result from Loan Losses	(172)	(172)	(1)
Provision for Loan and Lease Losses	(185)	(197)	12
Credits Recoveries and Renegotiated	13	25	(12)
NET INCOME FROM FINANCIAL OPERATIONS	185	314	(129)
OTHER OPERATING INCOME (EXPENSES)	(90)	(75)	(15)
Banking Service Fees	54	62	(7)
Administrative Expenses	(92)	(92)	(0)
Taxes Expenses	(20)	(23)	3
Equity in Income (Losses) of Unconsolidated Investments	(0)	(0)	0
Other Operating Income / Expenses	(33)	(22)	(11)
OPERATING INCOME	95	239	(144)
Non-Operating Income	1	0	1
INCOME BEFORE TAX	95	239	(143)
Income Tax and Social Contribution	59	(58)	117
Profit Sharing	(15)	(14)	(1)
Minority Interests	0	0	(0)
NET INCOME	139	167	(28)

Banco Itaú-BBA's results for the fourth quarter of 2003 reached R$ 139 million, down 16.8% from the previous quarter figure.

The financial margin dropped by 26.5% quarter on quarter, from R$ 486 million to R$ 357 million, primarily due to the decreased treasury and gap management results compared to prior quarter.

However, it should be noted that unrealized results allocated to stockholders' equity increased during the quarter, in connection with mark-to-market adjustments of securities available for sale.

The reduction in margins was partly offset by a R$ 59 million income tax and social contribution benefit in the fourth quarter of 2003, arising primarily from the decision to pay interest on own capital to Banco Itaú- BBA shareholders.

119 Management Discussion and Analysis	Banco Itau Holding Financeira S.A.

  Banco Itaú Holding Financeira S.A.

Activities Abroad

Activities Abroad

Activities Abroad

The investments consolidated abroad totaled US$ 2,274 million at December 31, 2003, including non-financial activities, which places Banco Itaú Holding among the largest private domestic financial institutions with a large foreign presence.

This presence includes the Cayman Island and New York branches, Banco Itaú Buen Ayre, the subsidiary Itaubank, the representation offices in Frankfurt and Miami and, also, Banco Itaú Europa and Banco Itaú Europa Luxemburgo (the latter two are controlled by the holding company Itaúsa). This foreign presence was recently reinforced by the association with Banco BBA and its units in Nassau and Montevideu and its office in Buenos Aires.

We also point out our increasing involvement in the commercial relations and investments between Europe and Brazil and the structuring of financings to support Brazilian companies through Banco Itaú Europa, which at December 31, 2003, recorded consolidated assets of R$ 8,417 million (see Note 23b).

								US$ Million

Financial Activities	Dec 31, 03		Set 30, 03		Dec 31, 02		Sep 30, 02
	Stockholder's		Stockholder's		Stockholder's		Stockholder's

	Assets	Equity	Assets	Equity	Assets	Equity	Assets	Equity

		2,072.6		1,894.0		2,035.0		1,577.3
Grand Cayman and New York Branches	3,165.6	680.5	3,621.1	652.6	3,401.4	504.8	4,149.3	853.5
Itaú Buen Ayre S.A.	530.4	93.9	481.6	101.6	295.8	96.5	257.5	91.7
Itaú Bank Ltd.	867.9	344.2	915.5	398.3	1,270.3	745.3	723.7	344.7
Banco Itaú Europa Luxemburgo S.A. (*)	-	-	-	-	244.5	28.6	196.9	28.1
Banco Itaú Europa S.A.	2,913.3	486.8	3,034.1	287.3	2,695.4	233.6	1,926.4	217.2
IFE - Bemge - Uruguay S.A. and Banco Del Paraná S.A.	9.6	6.6	10.1	7.1	56.1	43.3	126.0	42.1
Banco BBA and Subsidiaries	2,980.6	460.6	2,849.1	447.3	1,986.3	383.8	-	-

(*) In the first quarter of 2003 Banco Itaú Europa Luxembourg S.A. was consolidated with Banco Itaú Europa S.A. .

Geographic Distribution of Trade Lines

During the fourth quarter of 2003, foreign investment inflows continued to increase. The significantly improved perception of Brazil risk is reflected in the positive performance of the funding cost of these lines. This more favorable environment enabled Banco Itaú Holding to expand its access to foreign credit lines, consolidating a larger base of funding sources of trade lines.

Evolution of the Spread Over Libor in Trade Line funding (%pa)

Due to (days)	Dec 31, 02	Sep 30, 03	Dec 31, 03

180	2.75%	0.50%	0.38%
360	3.75%	1.25%	0.65%

Trade Lines Distribution

Foreign Fundings Raised in 2003

Among foreign fundings raised in 2003 we highlight the following:

Instrument	Coordinator	Amount US$ Million	Issue Date	Maturity Date	Coupon %

Fixed Rate Notes Cayman Branch (1)	Itaú Grand Cayman and BNP Paribas	65	02/20/2003	08/19/2003	6.000%
Fixed Rate Notes Cayman Branch	Standart Bank	150	05/28/2003	11/29/2004	5.000%
Fixed Rate Notes Cayman Branch	Nomura	50	07/23/2003	03/20/2004	1.170%
Fixed Rate Notes Cayman Branch	Merrill Lynch	105	11/25/2003	09/20/2010	5.010%
Medium Term Notes	Itaubank and Itaú Europa	100	05/08/2003	05/07/2004	5.250%
Medium Term Notes	Itaubank, Itaú Europa and Standart Bank London	100	07/28/2003	07/28/2005	4.750%
Floating Rate Notes	Nomura	150	07/23/2003	09/20/2008	Libor (2) + 0,630%
Euro Certificate of Deposit	Itaubank and JP Morgan Chase	313
Structures Notes		28
Physical Cds		528
Time Deposit		32

Total		1,621

(1) Amount in US$ equivalent to E$ 60 Million
(2) Libor six months

121 Management Discussion and Analysis	Banco Itau Holding Financeira S.A.

  Banco Itaú Holding Financeira S.A.

Ownership Structure

Ownership Structure

Ownership Structure

The organization chart below depicts the current ownership structure of Banco Itaú Holding, highlighting the changes introduced during the corporate reorganization process which was recently completed. Business units were granted a level of autonomy which will allow for better capital allocation and utilization in the different operating segments, thus strengthening their operating capacity and expanding their ability to pursue business opportunities.

	Dec 31, 03	Sep 30, 03	Dec 31, 02

Stockholder's	54,436	55,076	57,893
Outstanding Preferred Shares (in thousand)	53,147,117	53,332,367	49,283,672
Outstanding Common Shares (in thousand)	60,796,713	61,226,780	61,963,365
Outstanding Shares (in thousand)	113,943,830	114,559,147	111,247,037
Preferred Shares in Treasury (in thousand)	1,750,671	1,565,420	2,169,159
Common Shares in Treasury (in thousand)	555,122	125,055	34,951
Shares in Treasury (in thousand)	2,305,793	1,690,475	2,204,110

	Common	Preferred	Total

Itaúsa - Investimentos S.A. (in thousand)	53,246,417	2,803	53,249,220
Free Float (in thousand)	7,550,296	53,144,314	60,694,610

		Família E.S.A	|	Free Float
		59.99% Common Shares 32.27% TOTAL	| |	40.01% Common Shares 83.97% Preferred Shares
|
			Itaúsa	|	Free Float
			87.58% Common Shares 46.73% TOTAL	|	12.42% Common Shares 99.99% Preferred Shares
|
Banco Itaú Holding
|
			|		|
	100.00% Common Shares 100.00% TOTAL		Banco Itaú		Banco Itaú-BBA	50.00% Common Shares 95.75% TOTAL
|

|	|	|	|	|	|	|	|
Banco Banerj	Banco Bemge	Banco Banestado	Banco Beg	Banco Itaú Europa	Itaú Bank	Banco Itaú Buen Ayre	Credicard
99.99% Common Shares 99.99% TOTAL	99.99% Common Shares 99.99% TOTAL	99.99% Common Shares 99.99% TOTAL	99.99% Common Shares 99.99% TOTAL	19.53% Common Shares 19.53% TOTAL	100.00% Common Shares 100.00% TOTAL	100.00% Common Shares 100.00% TOTAL	33.33% Common Shares 33.33% TOTAL
|

		|	|	|	|	|	|
		Itaú Corretora de Valores	Cia. Itauleasing	BFB Leasing	Itaú Banco de Investimento	Itaucard Financeira	Fináustria CFI
		99.99% Common Shares 99.99% TOTAL	99.99% Common Shares 99.99% TOTAL	99.99% Common Shares 99.99% TOTAL	99.99% Common Shares 99.99% TOTAL	99.99% Common Shares 99.99% TOTAL	99.99% Common Shares 99.99% TOTAL
|

		|	|	|	|
		Itaú Capitalização	Banco Fiat	Itaú Seguros	Itaú Previdência e Seguros
		99.99% Common Shares 99.99% TOTAL	99.99% Common Shares 99.99% TOTAL	100.00% Common Shares 100.00% TOTAL	99.99% Common Shares 99.99% TOTAL

Obs: The percentage above refers to the total of direct and indirect participation.

123 Management Discussion and Analysis	Banco Itau Holding Financeira S.A.

  Banco Itaú Holding Financeira S.A.

Risk Management

Risk Management

Main Risk Categories

Market Risk arises from changes in assets and liabilities value brought about by uncertainties surrounding market prices and rates (including interest rates, shares, foreign currency quotations and commodity prices), as well as in the correlation (interaction) among these variables and related volatilities..

Credit Risk stems from all transactions which give rise to actual rights, whether contingent or potential, against a given counterpart (debtor). Typically, this is the major risk facing banks. It can be divided into Default Risk - noncompliance of covenants by the debtor; Country or Sovereign Risk - a given country fails to repay its debt or securities on economic or political reasons; and Settlement or Clearing Risk, when the actual exchange of money or other assets is not feasible.

Liquidity Risk is the risk that an entity's reserves and available funds will not be sufficient to honor its debts when due, that is, when cash flow problems originate a temporary inability to meet its obligations.

Operating Risk is the potential risk of losses suffered as a result of people, processes, contractual or document issues, technology, infrastructure failures and even disasters, outside influences and customer relationships. It also includes the regulatory risk, i.e., the risk that a company may breach a law.

Market Risk

The main tools and measures used to manage our market risk are as follows:

- Value at Risk (VaR): VaR is a statistical method designed to forecast the maximum depreciation of the Bank's portfolio under normal market conditions. For any given portfolio, VaR measures the future potential depreciation (in terms of market value) that should not be exceeded, under normal market conditions, with a predefined accuracy level (in our case, 99%) for a given period (holding period).

- Stress Scenarios: VaR is primarily based on recent data and is valid within a reliability range. As such, it is a useful tool as long as market conditions are relatively stable. For this reason, our Market Risk analysis is supplemented by stress tests. Stress tests determine the impacts of extreme market conditions on the value of Banco Itaú Holding's portfolio. The first step to conduct stress tests is building extreme scenarios. To this end, the top management of Banco Itaú Holding Financeira, with the support of our economic advisors, which include economists of nationwide reputation, holds committee meetings, at least on a monthly basis, to generate trend scenarios (what is expected to happen), as well as stress scenarios, both best-case and worst-case. These scenarios enable Banco Itaú Holding to project and quantify the sensitiveness of its results to the scenarios, in addition to the impact on the market value of its portfolio, and the losses (or gains, if any) it may suffer should the scenarios materialize. Management then sets up loss limits under stress conditions and can avail itself of financial instruments to hedge its positions against possible depreciation.

Markets

The year of 2003 saw important advances in the stabilization of the Brazilian economy. A substantial decrease in inflation rates allowed for reduced interest rates, while the positive performance of foreign trade led to the stabilization of the foreign exchange rate. In this context, the liquidity of financial instruments was greatly improved, and the volatility of the major risk factors in the Brazilian market was significantly reduced.

Worldwide, the economy is building a steady recovery trend. The U.S. economy has resumed growth, although interest rates are being maintained at very low levels since unemployment rates are still considered too high. With European interest rates also at low levels, institutional investors have channeled their resources to emerging country assets, including Brazilian assets.

125 Management Discussion and Analysis	Banco Itau Holding Financeira S.A.

Risk Management

VaR of Banco Itaú Holding

The table below shows the consolidated VaR of Banco Itaú's Structural Gap and Proprietary Desks, as well as Itaú BBA's risk positions. Noteworthy in this table is the significant diversification of risks of the two business units (Banco Itaú and Itaú BBA), enabling the Group to maintain a very low overall exposure to market risks considering the institution's capital stock.

		R$ Million

	Dec 31, 03	Sep 30, 03

Fixed Rate Risk Factor	9.9	4.4
Benchmark Rate (TR) Risk Factor	15.8	22.6
Exchange Indexation Risk Factor	13.4	20.1
Diversification Impact	(17.8)	(30.0)

Global VaR	21.3	17.0

(*) When the Country (Brazil) and Variable Income Risk Factors are included, Banco Itaú Holding Financeira's VaR is R$ 32.6 million.

Credit Risk

As part of its ongoing commitment to improving its decision-taking process and credit risk management and control, in accordance with international best practices, Banco Itaú Holding has invested in process automation and the intensive use of technology and scientific modeling to carry out risk analyses. The institution adopts a conservative stance for central control of the credit risk, by monitoring the portfolio performance and potential outlooks. Itaú Holding uses statistical models to determine the amount of capital allocated to cover the credit risk, taking into account the portfolio's quality and concentration, as well as the credit rating of the related customers. The tools used to manage credit risk are being improved to meet the requirements of the New Basel Agreement.

Liquidity Risk

During the fourth quarter of 2003, Banco Itaú Holding maintained high liquidity levels both inside and outside Brazil. Among the factors that contributed to this, it should be mentioned the significant increase in both demand deposit and savings accounts, and the Bank's strategy to reorganize its securities portfolio so as to hold higher liquidity, lower market risk papers.

On the external front, the increased liquidity in international markets helped maintain the volume of foreign trade lines obtained and resources from bond issues, providing a cushion which management considered adequate to carry out its transactions.

Operating Risk

Banco Itaú Holding has implemented strict policies and control mechanisms designed to ensure an adequate operating risk control environment to consistently monitor and mitigate potential risks. In anticipation of the requirements of the New Basel Capital Agreement, scheduled to become effective in 2007 and that will render mandatory the management and control of operating risk by financial institutions, Banco Itaú Holding is currently building a sophisticated operating loss database, covering all risk factors specified by the Basel Committee.

The modeling used at this moment by Banco Itaú Holding addresses approximately 70% of the operating losses suffered by the organization. Additional efforts are being exerted to further increase this coverage level in the near future. It should be stressed that a number of these databases already cover records relating to a three-year period, in accordance with the requirements of the Basel Agreement.

126 Management Discussion and Analysis	Banco Itau Holding Financeira S.A.

  Banco Itaú Holding Financeira S.A.

Performance in the Stock Market

Performance in the Stock Market

The inflow of foreign funds to the São Paulo Stock Exchange (Bovespa) was positive in the fourth quarter of 2003, leading to a strong appreciation of listed securities. Accordingly, at the end of 2003, Banco Itaú Holding Financeira preferred shares were quoted at R$ 287.00, appreciating by 38.0% during the fourth quarter. Likewise, common shares appreciated by 26.3% during the period and were quoted at R$ 252.50 at December 31, 2003.

Net income per thousand shares totaled R$ 7.49 for the fourth quarter, a 6.3% increase compared to the previous quarter. Net equity per thousand shares amounted to R$ 104.25 in the fourth quarter, a 4.2% rise quarter-on-quarter.

At the end of the year, market capitalization reached R$30,453 million, corresponding to an 18.5% increase from the end of the third quarter of 2003.

Performance in the Stock Market

At Dec 31, 03

Lot of Preferred Shares

Maximun in 30 days	288.00
Minimun in 30 days	244.00
Variation (%)	18.0%

Maximun in 52 weeks	288.00
Minimun in 52 weeks	149.00
Variation (%)	93.3%

Price	287.00

Market Capitalization (*)

(*) Refers to the average value of preferred shares in december of each year.

Interest on Own Capital Paid/Provisioned (*)

(*) Gross of taxes

Preferred Shares - Apreciation (**)
Evolution of US$ 100 invested in December 1993

(**) Without reinvestment

128 Management Discussion and Analysis	Banco Itau Holding Financeira S.A.

PricewaterhouseCoopers Av. Francisco Matarazzo, 1700 Torre Torino Caixa Postal 61005 05001-400 São Paulo, SP - Brasil Telefone (0xx11) 3674-2000

Report of Independent Auditors on the Supplementary Information

To the Board of Directors and Stockholders
Banco Itaú Holding Financeira S.A.

1. In connection with the audit of the financial statements of Banco Itaú Holding Financeira S.A. and Banco Itaú Holding Financeira S.A. and subsidiaries (consolidated) at December 31, 2003, on which we issued an unqualified opinion dated February 13, 2004, we reviewed the supplementary information included in the Report on the Managerial Analysis of the Consolidated Operation of Banco Itaú Holding Financeira S.A. and subsidiaries.

2. We conducted our work in accordance with the specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council, to review the accounting information included in the supplementary information in the Report on the Managerial Analysis of the Consolidated Information of Banco Itaú Holding Financeira S.A. and subsidiaries. Accordingly, our work included, among other procedures: (a) inquiry and discussion with the management responsible for the accounting, financial and operating areas of the Bank in relation to the main criteria adopted in the preparation of the accounting information included in the supplementary information and (b) review of the relevant information and subsequent events that have, or could have, significant effects on the financial position and operations of the Bank and subsidiaries. The supplementary information included in the Report on the Managerial Analysis of the Consolidated Operation is presented for purposes of additional analysis, and is not part of the financial statements.

3. Based on our reviews, we are not aware of any material modifications that should be made to the aforementioned supplementary information for it to be fairly presented, in all material respects, in relation to the financial statements taken as a whole.

4. Previously, we reviewed the supplementary information included in the Report on the Managerial Analysis of the Consolidated Operation at December 31, 2002 of Banco Itaú S.A. and subsidiaries (Consolidated) and issued our report thereon dated March 7, 2003, without exceptions. The supplementary information related to 2002 has been presented for purposes of comparison with that related to December 31, 2003 of Banco Itaú Holding Financeira S.A. and subsidiaries (Consolidated), which became the sole controlling shareholder of Banco Itaú S.A. and subsidiaries, as mentioned in Note 1 to the financial statements.

São Paulo, February 13, 2004.

PricewaterhouseCoopers Auditores Independentes CRC 2SP000160/O-5	Ricardo Baldin Contador CRC 1SP110374/O-0	Emerson Laerte da Silva Contador CRC 1SP171089/O-3

129 Management Discussion and Analysis	Banco Itau Holding Financeira S.A.